2012 Performance Highlights

Service Revenues
(IN BILLIONS)
$5.0
$4.0
$3.0
$2.0
$1.0
0
$3.9
$3.9
$3.9
$4.1
$4.1
08
09
10
11
12

Average Revenue Per Postpaid Customer
$60
$40
$20
0
$51.20
$51.22
$50.77
$52.20
$54.32
08
09
10
11
12

Cash Flows From Operating Activities
(IN MILLIONS)
$1,000
$800
$600
$400
$200
0
$872
$834
$988
$899
09
10
11
12

Capital Expenditures
(IN MILLIONS)
$1,000
$800
$600
$400
$200
0
$586
$547
$583
$783
$837
08
09
10
11
12

To Our Shareholders

United States Cellular Corporation operates on a customer satisfaction strategy, driving loyalty and performance by providing a comprehensive range of wireless services and products, superior customer support and a high-quality network.

2012 Performance Highlights

We made solid progress on U.S. Cellular's business strategies in 2012. We improved gross customer additions through more effective marketing, advertising and in-store execution, and by offering prepaid and postpaid service in Walmart stores nationwide. We increased smartphone penetration, data use and average revenue per postpaid customer with a strong device portfolio, including iconic 4G LTE devices that helped to drive migration to the expanding 4G LTE network. Our postpaid churn remained high, however, and the higher subsidies for 4G LTE devices impacted profitability.

In November, we announced an important step that will position U.S. Cellular to compete more effectively. We have agreed to divest certain underperforming Midwest markets (Divestiture Markets) to focus our resources on growing profitably in our Core Markets, where we have stronger market share. We expect to close the transaction by mid-2013.

Differentiating through the Customer Experience

We're more committed than ever to differentiating U.S. Cellular in the marketplace through outstanding customer experiences. In 2012, we enhanced the areas that matter most to our customers—with a wider range of devices, expanded 4G LTE access, and more service plans—and we communicated U.S. Cellular's unique benefits more effectively.

Through the Hello Better advertising campaign, we leveraged both traditional and social media to deliver messages that encouraged dissatisfied wireless consumers to switch to a better wireless experience with U.S. Cellular. We also added comprehensive online sales and service capabilities, enhanced our retail store customer experience, and expanded our distribution through Walmart. In addition, we targeted key postpaid customer segments, like families and small and medium businesses, with relevant offers and plans.

J.D. Power Customer Service Champion, 2012

Best Customer Experience Among Wireless Carriers, The Customer Experience Index, 2013 Forrester Research, Inc., January 2013

Through these initiatives, we increased gross postpaid customer additions compared to 2011, and achieved positive net prepaid additions. We are working to improve retention by using customer analytics to more effectively identify customers at risk of leaving and deliver timely and targeted messages and offers.

U.S. CELLULAR 1

Increasing Smartphone Sales and Data Use

U.S. Cellular drove smartphone sales in 2012 with our strongest ever range of smartphones, tablets and feature phones, and with improved launch timing that enabled us to introduce iconic 4G LTE devices at the same time as our national competitors.

At the end of 2012, smartphone customers were 42 percent of our postpaid base, compared to 30 percent at the end of 2011. Smartphones were 56 percent of all devices sold in the year, and 4G LTE smartphones in particular were 22 percent of all devices sold in the year. To better monetize the resulting growth in data traffic, we introduced a range of tiered data plans. The growth in smartphone penetration and data use increased average revenue per postpaid customer by four percent in 2012, to $54.32.

While our profitability was impacted by higher subsidies for 4G LTE devices, we expect to realize more of the network capacity benefits of 4G LTE as the majority of our customers migrate to the faster network. This will also result in lower capital expenditures on our legacy networks.

"Highest Network Quality Performance Among Wireless Cell Phone Users in North Central Region" -J.D. Power and Associates

Smartphone Customers as a Percentage of Postpaid Customers

45%
40%
35%
30%
25%
20%
15%
10%
5%
0
4%
7%
17%
30%
42%
08
09
10
11
12

Smartphones as a Percentage of Total Devices Sold

70%
60%
50%
40%
30%
20%
10%
0
6%
10%
25%
44%
56%
22%
08
09
10
11
12
LTE

2 U.S. CELLULAR

Investing for the Future

We expanded 4G LTE access to 61 percent of postpaid customers in 2012, in conjunction with our partner King Street Wireless, and we plan to reach 87 percent of postpaid customers by the end of 2013. We also increased network capacity in 2012 with 146 additional cell sites. At the same time, we launched initiatives to empower customers to better manage their data use, and to reduce our data costs. For example, we began preloading our Wi-Fi Now application on most Android® devices in the fourth quarter. The application enables customers to automatically connect to available Wi-Fi networks and hotspots, reducing the data traffic on our network.

To support our long-term growth strategies and increase operational efficiency, we prepared to roll out our new billing and operational support system in 2013. While this initiative will increase operating expenses in 2013, it will begin providing cost benefits and operating efficiencies in 2014.

Advocating for Our Customers

U.S. Cellular's regulatory revenue and profitability was impacted in 2012 by the Federal Communications Commission's (FCC) revised rules for universal service funding. The stepdown in support will continue unless Phase II of the Mobility Fund is operational by July 2014. We won up to $40.1 million in one-time Mobility Fund Phase I support to bring 3G or faster service to areas designated by the FCC as underserved. We continue to advocate on the issues that impact our ability to serve our customers effectively, including spectrum availability, device interoperability, and data roaming.

Winning through Customer Focus

U.S. Cellular's passionate and dedicated associates are the heart of our company, and together we create an environment that values ethical practices, diverse perspectives and outstanding business performance, and is focused on delivering an ideal customer experience. We call this environment the Dynamic Organization. The Dynamic Organization has four equally important elements—leadership excellence, associate passion, customer advocacy and superior results—that together create continuous renewal and improvement.

We continue to evolve our culture to differentiate U.S. Cellular and drive winning business results through our shared commitment to delivering the world's best customer experiences.

Connecting with Our Communities

U.S. Cellular's community involvement is focused on creating meaningful impact in our markets through strategic philanthropic investments, associate engagement and relationship-building.

We focus our efforts on education, because we believe strong schools build strong communities. Through our Calling All Communities program, we have contributed $1 million annually to K-12 schools nationwide since 2009. To participate, community members visit U.S. Cellular stores for unique codes they can use to vote online for the school of their choice. Votes were cast for 1,368 schools in 2012, and the program drove considerable traffic to our retail stores and website. We awarded $50,000 prizes to 17 schools, and a $150,000 grand prize to one school, making a positive impact on students across the country.

Our work doesn't stop there. Along with schools, we support and participate in non-profit and community organizations in many of our markets, because we believe these programs help to create positive customer experiences and thriving communities.

U.S. CELLULAR 3

Looking Ahead

U.S. Cellular's highest priorities in 2013 are to accelerate customer and revenue growth and improve long-term profitability. We're moving forward at full speed to attract new customers and build loyalty by providing outstanding experiences in every channel, and to increase revenue with competitive devices and data plans, and our award-winning network.

In 2013, we plan to:

- Increase subscriber growth through effective advertising, marketing and retention strategies
- Enhance the effectiveness of our distribution channels to increase sales and improve service
- Attract small and medium businesses and other key postpaid customer segments with highly targeted and relevant solutions
- Broaden our distribution network by being in more places customers want to shop
- Drive smartphone penetration and data use with a highly competitive device portfolio, including Android® and Windows® devices
- Encourage migration to 4G LTE by bringing access to at least 87 percent of postpaid customers and introducing at least 11 new 4G LTE devices
- Better manage equipment subsidies and data use costs
- Implement our new billing and operational support system
- Increase efficiency and reduce complexity and cost across the company
- Successfully transition the Divestiture Markets

We want to take this opportunity to thank the associates of U.S. Cellular for their passion for our customers and their commitment to delivering superior results.

Thank you also to our shareholders and debt holders for your continuing support of our long-term strategies.

Sincerely,

Mary N. Dillon
President and
Chief Executive Officer

LeRoy T. Carlson, Jr.
Chairman

4 U.S. CELLULAR

 UNITED STATES CELLULAR CORPORATION

ANNUAL REPORT TO SHAREHOLDERS FOR THE YEAR ENDED DECEMBER 31, 2012
Pursuant to SEC Rule 14a-3

        The following audited financial statements and certain other financial information for the year ended December 31, 2012, represent U.S. Cellular's annual report to shareholders as required by the rules and regulations of the Securities and Exchange Commission ("SEC").

        The following information was filed with the SEC on February 26, 2013 as Exhibit 13 to U.S. Cellular's Annual Report on Form 10-K for the year ended December 31, 2012. Such information has not been updated or revised since the date it was originally filed with the SEC. Accordingly, you are encouraged to review such information together with any subsequent information that we have filed with the SEC and other publicly available information.

Exhibit 13

United States Cellular Corporation and Subsidiaries

Financial Reports Contents

United States Cellular Corporation
Management's Discussion and Analysis of Financial Condition and Results of Operations

United States Cellular Corporation ("U.S. Cellular") owns, operates and invests in wireless markets throughout the United States. U.S. Cellular is an 84%-owned subsidiary of Telephone and Data Systems, Inc. ("TDS").

The following discussion and analysis should be read in conjunction with U.S. Cellular's audited consolidated financial statements and the description of U.S. Cellular's business included in Item 1 of the U.S. Cellular Annual Report on Form 10-K ("Form 10-K") for the year ended December 31, 2012. The discussion and analysis contained herein refers to consolidated data and results of operations, unless otherwise noted.

OVERVIEW

The following is a summary of certain selected information contained in the comprehensive Management's Discussion and Analysis of Financial Condition and Results of Operations that follows. The overview does not contain all of the information that may be important. You should carefully read the entire Management's Discussion and Analysis of Financial Condition and Results of Operations and not rely solely on the overview.

U.S. Cellular's consolidated operating markets cover approximately 5.8 million customers in five geographic market areas in 26 states. As of December 31, 2012, U.S. Cellular's average penetration rate in its consolidated operating markets was 12.3%. U.S. Cellular operates on a customer satisfaction strategy, striving to meet or exceed customer needs by providing a comprehensive range of wireless products and services, excellent customer support, and a high-quality network. U.S. Cellular's business development strategy is to obtain interests in and access to wireless licenses in certain spectrum bands in areas overlapping, adjacent to or in proximity to its other wireless licenses, thereby building contiguous operating market areas with strong spectrum positions. U.S. Cellular anticipates that grouping its operations into market areas will continue to provide it with certain economies in its capital and operating costs.

Financial and operating highlights in 2012 included the following:

•
Total consolidated customers were 5,798,000 at December 31, 2012, including 5,557,000 retail customers (96% of total).

•
In November 2012, U.S. Cellular entered into a Purchase and Sale Agreement with subsidiaries of Sprint Nextel Corporation. U.S. Cellular will transfer to Sprint certain rights and assets, and Sprint will assume certain liabilities, related to U.S. Cellular's Chicago, central Illinois, St. Louis and certain Indiana/Michigan/Ohio markets, in consideration for $480 million in cash at closing, subject to pro-rations of certain assets and liabilities. See "Divestiture Transaction" below for additional information.

•
In May 2012, U.S. Cellular began offering U Prepaid, a no-contract wireless service, in select Walmart stores within its service areas. U.S. Cellular began offering a postpaid option through Walmart in October 2012 and continues to explore new distribution options.

•
In March 2012, U.S. Cellular, in conjunction with King Street Wireless L.P., began offering fourth generation Long-term Evolution ("4G LTE") service; as of December 31, 2012, the 4G LTE network covered approximately 61% of U.S. Cellular's postpaid customers. 4G LTE enhances the wireless experience by significantly increasing both the speed and data capacity available compared to 3G networks.

•
In March 2012, U.S. Cellular sold the majority of the assets and liabilities of a wireless market for $49.8 million in cash net of working capital adjustments. In connection with the sale, a $4.2 million gain was recorded in (Gain) loss on sale of business and other exit costs, net in the Consolidated Statement of Operations.

•
U.S. Cellular continued its efforts on a number of multi-year initiatives including the development of a new Billing and Operational Support System ("B/OSS") which will include a new point-of-sale system and consolidate billing on one platform.

•
Retail customer net losses were 47,000 in 2012 compared to net losses of 125,000 in 2011. In the postpaid category, there were net losses of 165,000 in 2012, compared to net losses of 117,000 in 2011. Prepaid net additions were 118,000 in 2012 compared to net losses of 8,000 in 2011.

•
Postpaid customers comprised approximately 92% of U.S. Cellular's retail customers as of December 31, 2012. The postpaid churn rate was 1.7% in 2012 and 1.5% in 2011. The prepaid churn rate was 6.0% in 2012 and 6.6% in 2011.

•
Postpaid customers on smartphone service plans increased to 42% as of December 31, 2012 compared to 30% as of December 31, 2011. In addition, smartphones represented 56% of all devices sold in 2012 compared to 44% in 2011. LTE smartphones represented 40% of all smartphones sold in 2012.

•
Retail service revenues of $3,548.0 million increased $61.5 million year-over-year, due to an increase in average monthly service revenue per customer, partially offset by a decrease of 156,000 in the average number of customers. Total service revenues of $4,098.9 million increased $45.1 million year-over-year, primarily due to increases in data and prepaid revenues partially offset by the phase down of ETC support and the net loss of retail customers.

•
Cash flows from operating activities were $899.3 million. At December 31, 2012, Cash and cash equivalents and Short-term investments totaled $479.0 million and there were no outstanding borrowings under the revolving credit facility.

•
Additions to Property, plant and equipment totaled $836.7 million, including expenditures to construct cell sites, increase capacity in existing cell sites and switches, deploy fourth generation Long-term Evolution ("4G LTE") equipment, outfit new and remodel existing retail stores, develop new billing and other customer management related systems and platforms, and enhance existing office systems. Total cell sites in service increased by 146, or 2%, year-over-year to 8,028.

•
Operating income decreased $124.1 million, or 44%, to $156.7 million in 2012 from $280.8 million in 2011. Higher service revenues as discussed above were offset by higher operating expenses as well as accelerated depreciation and a loss on disposal of assets related to the Divestiture Transaction.

•
Net income attributable to U.S. Cellular shareholders decreased $64 million, or 37%, to $111.0 million in 2012 compared to $175.0 million in 2011, primarily due to lower operating income. Basic earnings per share was $1.31 in 2012, which was $0.75 lower than in 2011, and Diluted earnings per share was $1.30, which was $0.75 lower than in 2011.

U.S. Cellular anticipates that future results will be affected by the following factors:

  –
  Impacts of the Divestiture Transaction including, but not limited to, the ability to obtain regulatory approval, successfully complete the transaction and the actual financial impacts of such transaction;

  –
  Relative ability to attract and retain customers in a competitive marketplace in a cost effective manner;

  –
  Effects of industry competition on service and equipment pricing and roaming revenues as well as the impacts associated with the expanding presence of carriers and other retailers offering low-priced, unlimited prepaid service;

  –
  Expanded distribution of products and services, such as U Prepaid and postpaid plans, in third-party national retailers;

  –
  Potential increases in prepaid customers, who generally generate lower average revenue per user ("ARPU"), as a percentage of U.S. Cellular's customer base in response to changes in customer preferences and industry dynamics;

  –
  The nature and rate of growth in the wireless industry, requiring U.S. Cellular to grow revenues primarily from selling additional products and services to its existing customers, increasing the number of multi-device users among its existing customers, increasing data products and services and attracting wireless customers switching from other wireless carriers.

  –
  Continued growth in revenues from data products and services and lower growth or declines in revenues from voice services;

  –
  Rapid growth in the demand for new data devices and services which may result in increased cost of equipment sold and other operating expenses and the need for additional investment in network capacity;

  –
  Costs of developing and enhancing office and customer support systems, including costs and risks associated with the completion and potential benefits of the multi-year initiatives described above;

  –
  Further consolidation among carriers in the wireless industry, which could result in increased competition for customers and/or cause roaming revenues to decline;

  –
  Continued enhancements to U.S. Cellular's wireless networks;

  –
  Uncertainty related to various rulemaking proceedings underway at the Federal Communications Commission ("FCC");

  –
  The FCC's adoption of mandatory roaming rules which may be of assistance in the negotiation of data roaming agreements with other wireless operators in the future;

  –
  Economic or competitive factors that restrict U.S. Cellular's access to devices desired by customers; and

  –
  Possible effects of industry litigation relating to patents, other intellectual property or otherwise, that may restrict U.S. Cellular's access to devices for sale to customers.

FCC Reform Order

On November 18, 2011, the FCC released a Report and Order and Further Notice of Proposed Rulemaking ("Reform Order") adopting reforms of its universal service and intercarrier compensation mechanisms, establishing a new, broadband-focused support mechanism, and proposing further rules to advance reform.

The Reform Order substantially revises the current USF high cost program and intercarrier compensation regime. The current USF program, which supports voice services, is to be phased out over time and replaced with the Connect America Fund ("CAF"), a new Mobility Fund and a Remote Area Fund, which will collectively support broadband-capable networks. Mobile wireless carriers such as U.S. Cellular are eligible to receive funds in both the CAF and the Mobility Fund, although some areas that U.S. Cellular currently serves may be declared ineligible for support if they are already served, or are subject to certain rights of first refusal by incumbent carriers.

The terms and rules for participating in the CAF for wireless eligible telecommunications carriers ("ETC") have not been developed yet by the FCC. It is uncertain whether U.S. Cellular will obtain support through these replacement mechanisms to the current USF funding regime. If U.S. Cellular is successful in obtaining support, it will be required to meet certain regulatory conditions to obtain and retain the right to receive support including, for example, allowing other carriers to collocate on U.S. Cellular's towers, allowing voice and data roaming on U.S. Cellular's network, and submitting various reports and certifications to retain eligibility each year. It is possible that additional regulatory requirements will be imposed pursuant to the FCC's Further Notice of Proposed Rulemaking.

U.S. Cellular's current USF support is scheduled to be phased down. Support for 2012 (excluding certain adjustments) was frozen on January 1, 2012 using support for 2011 as a baseline and was reduced by 20% starting in July 2012. The reduction in USF support that U.S. Cellular otherwise would have received in 2012 is approximately $16 million. Support will be further reduced by 20% in July of each subsequent year; however, if the Phase II Mobility Fund is not operational by July 2014, the phase down will halt at that time and U.S. Cellular will receive 60% of its baseline support until the Phase II Mobility Fund is operational.

Multiple appeals and petitions for reconsideration have been filed with respect to the FCC Reform Order, but it has not been stayed.

At this time, U.S. Cellular cannot predict the net effect of the FCC's changes to the USF high cost support program in the Reform Order or whether reductions in support will be fully offset with additional support from the CAF or the Mobility Fund. Accordingly, U.S. Cellular cannot predict whether such changes will have a material adverse effect on U.S. Cellular's business, financial condition or results of operations.

On September 27, 2012, the FCC conducted a single round, sealed bid, reverse auction to award up to $300 million in one-time Mobility Fund Phase I support to successful bidders that commit to provide 3G, or better, wireless service in areas designated as unserved by the FCC. This auction was designated by the FCC as Auction 901. As announced on October 3, 2012, U.S. Cellular and several of its wholly-owned subsidiaries participated in Auction 901. U.S. Cellular and its subsidiaries were winning bidders in eligible areas within 10 states and will receive up to $40.1 million in support from the Mobility Fund. As part of the auction rules, winning bidders must complete network build-out projects to provide 3G or 4G service to these areas within two or three years, respectively, and must also make their networks available to other providers for roaming. Winning bidders will receive support funding primarily upon achievement of coverage milestones defined in the auction rules.

Cash Flows and Investments

See "Financial Resources" and "Liquidity and Capital Resources" below for information related to cash flows and investments.

DIVESTITURE TRANSACTION

On November 6, 2012, U.S. Cellular entered into a Purchase and Sale Agreement with subsidiaries of Sprint Nextel Corporation ("Sprint"). The Purchase and Sale Agreement also contemplates certain other agreements, collectively referred to as the "Divestiture Transaction."

As more fully described below, the Purchase and Sale Agreement provides that U.S. Cellular will transfer to Sprint certain rights and assets (collectively, the "Subject Assets"), and Sprint will assume certain liabilities ("Subject Liabilities"), related to U.S. Cellular's Chicago, central Illinois, St. Louis and certain Indiana/Michigan/Ohio markets (the "Divestiture Markets"), in consideration for $480 million in cash at closing ("Purchase Price"), subject to pro-rations of certain assets and liabilities. U.S. Cellular will retain all other assets ("Retained Assets") and liabilities ("Retained Liabilities") related to the Divestiture Markets. U.S. Cellular is not transferring and will continue to operate and provide services in Peoria, Rockford and certain other areas in Illinois, and in Columbia, Joplin, Jefferson City and certain other areas in Missouri.

Management, the U.S. Cellular Board of Directors and the TDS Board of Directors considered various alternatives and approved this transaction as part of a decision to divest low-margin markets and focus U.S. Cellular's efforts and capital on its higher-margin markets. The transaction will better position U.S. Cellular to invest its resources in markets where it is more likely to succeed. U.S. Cellular's strategic priority is to drive growth and profitability in its stronger markets.

The Subject Assets include customers (the "Subject Customers") and most of U.S. Cellular's PCS licenses in the Divestiture Markets. U.S. Cellular will retain its direct and indirect ownership interests in other spectrum in the Divestiture Markets. The transaction does not affect spectrum licenses held by U.S. Cellular or by variable interest entities consolidated by U.S. Cellular, that are not currently used in the operations of the Divestiture Markets. The Subject Liabilities that will be assumed by Sprint include only (i) liabilities as of the closing relating to the Subject Customers and (ii) liabilities arising after the closing relating to the Subject Assets.

The Retained Assets include all assets other than the Subject Assets, including cash, accounts receivable, inventory, naming rights, real estate, 561 owned cell sites including towers, network equipment, stores, retail equipment, furniture and fixtures, and all other assets, including corporate and other facilities located in the Divestiture Markets. The Retained Liabilities include all liabilities other than the Subject Liabilities, including accounts payable, accrued expenses, liabilities to employees, taxes, and obligations under benefit plans, contracts, leases and asset retirement obligations.

The transaction is subject to FCC approval, compliance with the Hart-Scott-Rodino Act and other conditions. Subject to the satisfaction or (if permitted) waiver of all conditions, the transaction is expected to close in mid-2013.

Selected pro forma information related to the Divestiture Transaction is as follows:

(Dollars in millions)	As Reported	Divestiture Markets(1)	Core Markets
As of or for the year ended December 31, 2012
Postpaid customers(2)	5,134,000	463,000	4,671,000
Prepaid customers(2)	423,000	81,000	342,000
Reseller customers(2)	241,000	16,000	225,000
Total customers	5,798,000	560,000	5,238,000
Market penetration in consolidated operating markets(2)	12.3%	3.7%	16.4%
Postpaid churn rate(2)	1.67%	2.95%	1.53%
U.S. Cellular Service revenues	$4,099	$427	$3,672
U.S. Cellular Capital expenditures	$837	$68	$769
As of or for the year ended December 31, 2011
U.S. Cellular Service revenues	$4,054	$468	$3,586
U.S. Cellular Capital expenditures	$783	$67	$716
As of or for the year ended December 31, 2010
U.S. Cellular Service revenues	$3,913	$513	$3,400
U.S. Cellular Capital expenditures	$583	$68	$515

(1)
The As-Reported amounts of Service revenues and Capital expenditures represent GAAP financial measures and the Divestiture Markets and Core Markets amounts represent non-GAAP financial measures. U.S. Cellular believes that the amounts under Divestiture Markets and Core Markets may be useful to investors and other users of its financial information in evaluating the pro forma amounts for the Core Markets.

(2)
See "Results of Operations" for a further description of customers, market penetration and churn rate.

The Divestiture Transaction contemplates that five agreements will be entered into as of the closing: a Customer Transition Services Agreement, a Network Transition Services Agreement, a Spectrum Manager Lease Agreement, a Brand License Agreement, and an amendment to the Sprint/U.S. Cellular Intercarrier Roaming Agreement.

At closing, the Subject Customers will cease to be customers of U.S. Cellular and will become customers of Sprint. Pursuant to the Customer Transition Services Agreement, on and after closing, U.S. Cellular will provide customer service and billing to, and collect accounts receivable from, the Subject Customers on behalf of Sprint for a period of up to 24 months following the closing. Sprint will reimburse U.S. Cellular at an amount equal to U.S. Cellular's cost, including applicable overhead allocations, for providing such services and will provide notice to U.S. Cellular when to discontinue them.

Pursuant to the Network Transition Services Agreement, U.S. Cellular will retain and continue to operate the Retained Assets to provide network services to Sprint in the Divestiture Markets for a period of up to 24 months following the closing. Sprint will reimburse U.S. Cellular at an amount equal to U.S. Cellular's cost, including applicable overhead allocations, for providing such services and for actual cell site rent expenses during the transition period. Sprint will provide notice to U.S. Cellular as to how and when to decommission certain network assets.

Sprint will reimburse U.S. Cellular up to $200 million (the "Sprint Cost Reimbursement") for network-related exit costs in the Divestiture Markets that U.S. Cellular expects to incur as a result of the transaction, including: (i) costs to decommission cell sites and mobile telephone switching office ("MTSO") sites in the Divestiture Markets, (ii) costs to terminate real property leases related to cell sites in the Divestiture Markets, (iii) costs to terminate certain network access arrangements, and (iv) costs for employee termination benefits that are paid to specified engineering employees in the Divestiture Markets.

The Spectrum Manager Lease Agreement provides that Sprint, as lessor, would lease the Subject Licenses to U.S. Cellular, as lessee, to provide U.S. Cellular with FCC authority to operate the network during the transition period. U.S. Cellular is not required to make any lease payments to Sprint under this agreement.

The Brand License Agreement provides that Sprint will have the rights to continue to use U.S. Cellular's trade-names, trademarks and service marks in the Divestiture Markets during the transition period. No additional payments are due by Sprint to U.S. Cellular under this agreement.

Sprint will not purchase or assume any of U.S. Cellular's retail locations, distribution points or agent relationships. The transaction ultimately will result in the closure of approximately 100 company-owned stores and the termination of related retail associates, along with the termination of agent and sub-agent relationships related to approximately 150 stores in these markets. U.S. Cellular also will cease to distribute the U Prepaid product in Walmart stores in these markets.

U.S. Cellular expects to incur costs associated with store closures and agent terminations in the Divestiture Markets, including: (i) costs to terminate leases for company-owned retail stores, (ii) costs for employee termination benefits that are paid to retail and support employees, and (iii) costs to terminate certain agent and sub-agent relationships. Sprint will not reimburse U.S. Cellular for costs associated with company-owned store closures and agent terminations.

Upon the completion of the transaction, U.S. Cellular expects to reduce its workforce by approximately 1,000 employees in these markets, primarily store employees, but also including engineering employees and support staff. Most of these employees will continue to work through the closing and some of the employees will continue to be retained through the completion of the transition services period.

Between the date of the Purchase and Sale Agreement and the closing, the operating results of the Divestiture Markets will continue to be presented in continuing operations. The financial impacts of the Divestiture Transaction are classified in the Consolidated Statement of Operations within Operating income. See Note 7—Acquisitions, Divestitures and Exchanges in the Notes to Consolidated Financial Statements for additional information regarding (i) the amounts U.S. Cellular expects to recognize in the Consolidated Statement of Operations between the date the Purchase and Sale Agreement was signed and the end of the transition services period and (ii) the actual amounts incurred during the year ended December 31, 2012 as a result of the transaction. The net impacts of the Divestiture Transaction resulted in a $44.5 million reduction in U.S. Cellular's Operating income in the quarter ended December 31, 2012.

As a result of the transaction, U.S. Cellular reviewed the remaining goodwill and intangible assets in these reporting units and units of accounting for impairment in the fourth quarter of 2012 and concluded there was no impairment of Goodwill or Licenses. See Application of Critical Accounting Policies and Estimates, below, for additional information.

As noted above, the Purchase Price is $480 million, net of certain pro-rations, to be received upon the closing of the Purchase and Sale Agreement, and the Sprint Cost Reimbursement is up to $200 million. After the closing, U.S. Cellular intends to invest the Purchase Price in excess of non-reimbursed exit costs and income tax payments in temporary investments and these funds will be available for use for general corporate purposes. This will increase U.S. Cellular's liquidity and capital resources at that time, subject to the below cash expenditures and income taxes.

As a result of the transaction, U.S. Cellular expects net cash flows of the following:

(Dollars in thousands)	Cash inflow (outflow)
Proceeds:
Purchase price	$480,000
Reimbursement of transition and exit costs	150,000 - 200,000
Cash expenditures:
Employee related costs including severance, retention and outplacement	(15,000) - (25,000)
Contract termination costs	(125,000) - (175,000)
Costs of decommissioning cell sites and MTSOs	(40,000) - (50,000)
Transaction costs	(3,000) - (5,000)
Income taxes	(130,000) - (150,000)

Net cash proceeds from the transaction are expected to be $275 million to $350 million. Such net cash proceeds will be realized over the period from the date of the signing of the Purchase and Sale Agreement on November 6, 2012, to the end of the transition services agreements. Net cash outflows related to the Divestiture Transaction for the quarter ended December 31, 2012 totaled $0.3 million.

Following the closing, U.S. Cellular will no longer receive Operating revenues in the Divestiture Markets. However, following the closing, U.S. Cellular will continue to incur System operations, Selling, general and administrative expenses and Depreciation, amortization and accretion in the Divestiture Markets in order for U.S. Cellular to provide transition services to Sprint. Certain of these costs will be reimbursed by Sprint pursuant to the Customer Transition Service Agreement and the Network Transition Services Agreement described above.

2013 ESTIMATES

U.S. Cellular's estimates of full-year 2013 results are shown below. Such estimates represent U.S. Cellular's views as of the date of filing of U.S. Cellular's Form 10-K for the year ended December 31, 2012. Such forward-looking statements should not be assumed to be current as of any future date. U.S. Cellular undertakes no duty to update such information whether as a result of new information, future events or otherwise. There can be no assurance that final results will not differ materially from such estimated results.

U.S. Cellular has changed the measures which it uses to present estimates of operating results. U.S. Cellular previously presented Adjusted OIBDA, defined as operating income excluding the effects of: depreciation, amortization and accretion (OIBDA); the loss on impairment of assets; and the net gain or loss on asset disposals and exchanges. U.S. Cellular believes Adjusted income before income taxes, as defined below, is a measure which provides a more comprehensive and meaningful view of U.S. Cellular's recurring results of operations.

2013 Estimated Results(1)
(Dollars in millions)	Core Markets(2)	Divestiture Markets(2)(3)	U.S. Cellular Consolidated(2)(3)
Service revenues	$3,600 - $3,700	$165 - $185	$3,765 - $3,885
Adjusted income before income taxes(4)	$765 - $865	$15 - $35	$780 - $900
Capital expenditures	Approx. $600	—	Approx. $600

(1)
These estimates are based on U.S. Cellular's current plans, which include a multi-year deployment of 4G LTE technology which commenced in 2011. New developments or changing conditions (such as, but not limited to, regulatory developments, customer net growth, customer demand for data services or possible acquisitions, dispositions or exchanges) could affect U.S. Cellular's plans and, therefore, its 2013 estimated results.

(2)
The U.S. Cellular Consolidated amounts represent GAAP financial measures and include the results of both the Core Markets and the Divestiture Markets. As used herein, "Core Markets" represents

  U.S. Cellular's total consolidated markets excluding the Divestiture Markets. The Core Markets and Divestiture Markets amounts represent non-GAAP financial measures. U.S. Cellular believes that the Core Markets and Divestiture Markets amounts may be useful to investors and other users of its financial information in evaluating the pro forma results for the Core Markets.

(3)
These estimates assume the Divestiture Transaction closes July 1, 2013. Actual effects could vary significantly from these estimates as a result of a change in the expected timing of the Divestiture Transaction. See Note 7—Acquisitions, Divestitures and Exchanges in the Notes to the Consolidated Financial Statements for additional information on the Divestiture Transaction.

(4)
Adjusted income before income taxes is a non-GAAP financial measure defined as income before: Income taxes, Depreciation, amortization and accretion, net Gain or loss on sale of business and other exit costs, and Interest expense. Adjusted income before income taxes is not a measure of financial performance under GAAP and should not be considered as an alternative to Income before income taxes as an indicator of the Company's operating performance or as an alternative to cash flows from operating activities, determined in accordance with GAAP, as an indicator of cash flows or as a measure of liquidity. U.S. Cellular believes Adjusted income before income taxes is a meaningful measure of U.S. Cellular's operating results before significant recurring non-cash charges, discrete gains and losses and financing charges (Interest expense). The following tables provide a reconciliation of Income before income taxes to Adjusted income before income taxes for 2013 Estimated Results and 2012, 2011 and 2010 actual results:

2013 Estimated Results
(Dollars in millions)	Core Markets(2)	Divestiture Markets(2)(3)	U.S. Cellular Consolidated(2)(3)
Income before income taxes(5)	$165 - $265	($180) - ($160)	($15) - $105
Depreciation, amortization and accretion expense(6)	Approx. $545	Approx. $195	Approx. $740
Interest expense	Approx. $55	—	Approx. $55

Adjusted income before income taxes	$765 - $865	$15 - $35	$780 - $900

	U.S. Cellular Consolidated Actual Results
Year Ended December 31, (Dollars in millions)	2012	2011	2010
Income before income taxes	$205.1	$312.8	$241.1
Depreciation, amortization and accretion expense(6)	608.6	573.6	571.0
(Gain) loss on sale of business and other exit costs, net	21.0	—	—
Interest expense	42.4	65.6	61.6

Adjusted income before income taxes	$877.1	$952.0	$873.7

(5)
This amount does not include any estimate for (Gain) loss on sale of business and other exit costs, net, as the timing of such amount is not readily estimable.

(6)
The 2013 estimated amounts for depreciation, amortization and accretion expense in the Divestiture Markets include approximately $120 million of incremental accelerated depreciation resulting from the Divestiture Transaction. The 2012 actual results include $20.1 million of incremental accelerated depreciation resulting from the Divestiture Transaction.

U.S. Cellular management currently believes that the foregoing estimates represent a reasonable view of what is achievable considering actions that U.S. Cellular has taken and will be taking. However, the current competitive conditions in the markets served by U.S. Cellular have created a challenging environment that could continue to significantly impact actual results. U.S. Cellular expects to continue its focus on customer satisfaction by delivering a high quality network, attractively priced service plans, a broad line of wireless devices and other products, and outstanding customer service. U.S. Cellular believes that future growth in its revenues will result primarily from selling additional products and services, including data products and services, to its existing customers, increasing the number of multi-device users among its existing customers, and attracting wireless users switching from other wireless carriers. U.S. Cellular is focusing on opportunities to increase revenues, pursuing cost reduction initiatives in various areas and implementing a number of initiatives to enable future growth. The initiatives are intended, among other things, to allow U.S. Cellular to accelerate its introduction of new products and services, better segment its customers for new services and retention, sell additional services such as data, expand its distribution channels, enhance its internet sales and customer service capabilities, improve its prepaid products and services and reduce operational expenses over the long term.

RESULTS OF OPERATIONS

Following is a table of summarized operating data for U.S. Cellular's consolidated operations.

As of December 31,	2012	2011	2010
Total population
Consolidated markets(1)	93,244,000	91,965,000	90,468,000
Consolidated operating markets(1)	46,966,000	46,888,000	46,546,000
Market penetration at end of period
Consolidated markets(2)	6.2%	6.4%	6.7%
Consolidated operating markets(2)	12.3%	12.6%	13.0%
All Customers
Total at end of period	5,798,000	5,891,000	6,072,000
Gross additions	1,302,000	1,155,000	1,372,000
Net additions (losses)	(88,000)	(186,000)	(69,000)
Smartphones sold as a percent of total devices sold(3)	55.8%	44.0%	24.6%
Retail Customers
Total at end of period	5,557,000	5,608,000	5,729,000
Postpaid smartphone penetration(3)(4)	41.8%	30.5%	16.7%
Gross additions	1,248,000	1,064,000	1,205,000
Net retail additions (losses)(5)	(47,000)	(125,000)	(15,000)
Net postpaid additions (losses)	(165,000)	(117,000)	(66,000)
Net prepaid additions (losses)	118,000	(8,000)	51,000
Service revenue components (000s)
Retail service	$3,547,979	$3,486,522	$3,459,546
Inbound roaming	348,717	348,309	253,290
Other	202,160	218,966	200,165

Total service revenues (000s)	$4,098,856	$4,053,797	$3,913,001
Total ARPU(6)	$58.70	$56.54	$53.27
Billed ARPU(7)	$50.81	$48.63	$47.10
Postpaid ARPU(8)	$54.32	$54.00	$51.21
Postpaid churn rate(9)	1.7%	1.5%	1.5%
Capital expenditures (000s)	$836,748	$782,526	$583,134
Cell sites in service	8,028	7,882	7,645

(1)
Used only to calculate market penetration of consolidated markets and consolidated operating markets, respectively. See footnote (2) below.

(2)
Market Penetration is calculated by dividing the number of wireless customers at the end of the period by the total population of consolidated markets and consolidated operating markets, respectively, as estimated by Claritas®.

(3)
Smartphones represent wireless devices which run on an Android™, Blackberry®, or Windows Mobile® operating system, excluding tablets.

(4)
Smartphone penetration is calculated by dividing postpaid smartphone customers by total postpaid customers.

(5)
Includes net postpaid additions (losses) and net prepaid additions (losses).

(6)
Total ARPU—Average monthly service revenue per customer includes retail service, inbound roaming and other service revenues and is calculated by dividing total service revenues by the number of months in the period and by the average total customers during the period.

(7)
Billed ARPU—Average monthly billed revenue per customer is calculated by dividing total retail service revenues by the number of months in the period and by the average total customers during the period. Retail service revenues include revenues attributable to postpaid, prepaid and reseller customers.

(8)
Postpaid ARPU—Average monthly revenue per postpaid customer is calculated by dividing total retail service revenues from postpaid customers by the number of months in the period and by the average postpaid customers during the period.

(9)
Represents the percentage of the retail postpaid customer base that disconnects service each month. This figure represents the average monthly postpaid churn rate for each respective annual period.

Components of Operating Income

Year Ended December 31,	2012	Increase/ (Decrease)	Percentage Change	2011	Increase/ (Decrease)	Percentage Change	2010
(Dollars in thousands)
Retail service	$3,547,979	$61,457	2%	$3,486,522	$26,976	1%	$3,459,546
Inbound roaming	348,717	408	—	348,309	95,019	38%	253,290
Other	202,160	(16,806)	(8)%	218,966	18,801	9%	200,165

Service revenues	4,098,856	45,059	1%	4,053,797	140,796	4%	3,913,001
Equipment sales	353,228	63,679	22%	289,549	24,869	9%	264,680

Total operating revenues	4,452,084	108,738	3%	4,343,346	165,665	4%	4,177,681
System operations (excluding Depreciation, amortization and accretion reported below)	946,805	17,426	2%	929,379	74,448	9%	854,931
Cost of equipment sold	935,947	144,145	18%	791,802	35,512	5%	756,290
Selling, general and administrative	1,764,933	(4,768)	—	1,769,701	(13,614)	(1)%	1,783,315
Depreciation, amortization and accretion	608,633	35,076	6%	573,557	2,602	—	570,955
(Gain) loss on asset disposals and exchanges, net	18,088	19,961	N/M	(1,873)	(12,590)	N/M	10,717
(Gain) loss on sale of business and other exit costs, net	21,022	21,022	N/M	—	—	N/M	—

Total operating expenses	4,295,428	232,862	6%	4,062,566	86,358	2%	3,976,208

Operating income	$156,656	$(124,124)	(44)%	$280,780	$79,307	39%	$201,473

N/M—Percentage change not meaningful

Operating Revenues

Service revenues

Service revenues consist primarily of: (i) charges for access, airtime, roaming, recovery of regulatory costs and value-added services, including data products and services, provided to U.S. Cellular's retail customers and to end users through third-party resellers ("retail service"); (ii) charges to other wireless carriers whose customers use U.S. Cellular's wireless systems when roaming, including long-distance roaming ("inbound roaming"); and (iii) amounts received from the Federal USF.

Retail service revenues

Retail service revenues increased by $61.5 million, or 2%, to $3,548.0 million primarily due to the impact of an increase in the average monthly retail service revenue per customer, partially offset by a decrease in U.S. Cellular's average customer base.

The average number of customers decreased to 5,819,000 in 2012 from 5,975,000 in 2011, driven by reductions in postpaid and reseller customers. The average number of customers in 2011 decreased from 6,121,000 in 2010 driven by reductions in postpaid, prepaid and reseller customers.

Average monthly retail service revenue per customer increased to $50.81 in 2012 from $48.63 in 2011, and in 2011 increased from $47.10 in 2010. The increase in 2012 from 2011 reflects the impact of a larger portion of the customer base using smartphones which drives incremental data access revenue. The average monthly retail service revenue increase in both years also includes the impact of a reduction in the number of reseller customers, who typically generate lower average monthly revenues.

U.S. Cellular expects continued pressure on revenues in the foreseeable future due to industry competition for customers and related effects on pricing of service plan offerings offset to some degree by continued adoption of smartphones and data usage.

U.S. Cellular accounts for loyalty reward points under the deferred revenue method. Under this method, U.S. Cellular allocates a portion of the revenue billed to customers with applicable plans to the loyalty reward points. The revenue allocated to these points is initially deferred in the Consolidated Balance Sheet and is recognized in future periods when the loyalty reward points are redeemed or used. Application of the deferred revenue method of accounting related to loyalty reward points resulted in deferring net revenues of $17.7 million in 2012, $31.8 million in 2011, and $7.1 million in 2010. Deferred revenues related to loyalty reward points are included in the Customer deposits and deferred revenues in the Consolidated Balance Sheet at December 31, 2012 and December 31, 2011.

Inbound roaming revenues

Inbound roaming revenues of $348.7 million were flat in 2012 compared to 2011 as higher data revenues, reflecting significantly higher volumes but lower negotiated rates, were offset by lower voice revenues, reflecting both lower volumes and rates. In 2011, inbound roaming revenues increased $95.0 million, or 38% compared to 2010 as an increase in data roaming revenues was partially offset by a decrease in voice roaming revenues. U.S. Cellular expects continued growth in data roaming volume but also expects that the revenue impact of this growth will be offset by the impacts of decreases in negotiated data roaming rates and voice roaming volumes.

Other revenues

As described below, ETC support was phased down to 80% of 2011 levels beginning July 1, 2012. As a result, Other revenues decreased by $16.8 million, or 8%, in 2012 compared to 2011. In 2011, the increase of $18.8 million, or 9%, was driven primarily by increased ETC revenues due to expanded eligibility in certain states and adjustments by the Universal Service Administrative Company ("USAC") that reduced amounts received in prior years. U.S. Cellular was eligible to receive ETC funds in sixteen states in 2012, 2011 and 2010. ETC revenues recorded in 2012, 2011 and 2010 were $140.8 million, $160.5 million and $143.9 million, respectively.

Pursuant to the FCC's Reform Order (See "Overview—FCC Reform Order" above), U.S. Cellular's ETC support is currently being phased down. Support for 2012 (excluding certain adjustments) was frozen on January 1, 2012 at 2011 levels and was reduced by 20% starting in July 2012. Support will be reduced by 20% in July of each subsequent year; however, if the Phase II Mobility Fund is not operational by July 2014, the phase down will halt at that time and U.S. Cellular will receive 60% of its baseline support until the Phase II Mobility Fund is operational.

See the "Overview—FCC Reform Order" section above for a discussion of alternative sources of funding. At this time, U.S. Cellular cannot predict the net effect of the FCC's changes to the USF high cost support program in the Reform Order or the extent to which reductions in support will be offset with additional support from the CAF or the Mobility Fund. Accordingly, U.S. Cellular cannot predict whether such changes will have a material adverse effect on U.S. Cellular's business, financial condition or results of operations.

Equipment sales revenues

Equipment sales revenues include revenues from sales of wireless devices and related accessories to both new and existing customers, as well as revenues from sales of wireless devices and accessories to agents. All equipment sales revenues are recorded net of rebates.

U.S. Cellular offers a competitive line of quality wireless devices to both new and existing customers. U.S. Cellular's customer acquisition and retention efforts include offering new wireless devices to customers at discounted prices; in addition, customers on currently offered rate plans receive loyalty reward points that may be used to purchase a new wireless device or accelerate the timing of a customer's eligibility for a wireless device upgrade at promotional pricing. U.S. Cellular also continues to sell wireless devices to agents including national retailers; this practice enables U.S. Cellular to provide better control over the quality of wireless devices sold to its customers, establish roaming preferences and earn quantity discounts from wireless device manufacturers which are passed along to agents and other retailers. U.S. Cellular anticipates that it will continue to sell wireless devices to agents in the future.

The increase in 2012 equipment sales revenues of $63.7 million, or 22%, to $353.2 million was driven primarily by a 17% increase in average revenue per wireless device sold; an increase in equipment activation fees also was a factor. Average revenue per wireless device sold increased due to a shift in customer preference to higher priced smartphones. The increase in 2011 equipment sales revenues of $24.9 million, or 9%, to $289.5 million was driven by a 15% increase in average revenue per wireless device sold offset by a 4% decrease in total wireless devices sold.

Operating Expenses

System operations expenses (excluding Depreciation, amortization and accretion)

System operations expenses (excluding Depreciation, amortization and accretion) include charges from telecommunications service providers for U.S. Cellular's customers' use of their facilities, costs related to local interconnection to the wireline network, charges for cell site rent and maintenance of U.S. Cellular's network, long-distance charges, outbound roaming expenses and payments to third-party data product and platform developers.

System operations expenses increased $17.4 million, or 2%, to $946.8 million in 2012 and $74.4 million, or 9%, to $929.4 million in 2011. Key components of the overall increases in System operations expenses were as follows:

•
Maintenance, utility and cell site expenses increased $24.4 million, or 6%, in 2012 and $26.4 million, or 7%, in 2011, driven primarily in both years by increases in the number of cell sites within U.S. Cellular's network and costs related to the deployment and operation of LTE networks. The number of cell sites totaled 8,028, 7,882 and 7,645 in 2012, 2011 and 2010, respectively, as U.S. Cellular continued to expand and enhance coverage in its existing markets. The increases in expenses were also due to an increase in software maintenance costs to support increased data needs.

•
Customer usage expenses increased by $4.1 million, or 1%, in 2012, and $2.7 million, or 1%, in 2011, primarily due to an increase in data capacity and usage, offset by a decline in voice usage in both years as well as reduced intercarrier compensation expenses as a result of the FCC's Reform Order.

•
Expenses incurred when U.S. Cellular's customers used other carriers' networks while roaming decreased $11.1 million, or 4%, in 2012 and increased $45.4 million, or 22%, in 2011. In 2012 roaming data usage continued to increase rapidly but it was more than offset by reductions in negotiated roaming rates and continued decreases in voice roaming. The increase in 2011 was primarily due to increased data roaming usage partially offset by a decline in voice roaming expenses.

U.S. Cellular expects system operations expenses to increase in the future to support the continued growth in cell sites and other network facilities as it continues to add capacity, enhance quality and deploy new technologies as well as to support increases in total customer usage, particularly data usage. However, these increases are expected to be offset to some extent by cost savings generated by shifting data traffic to the 4G LTE network from the 3G network, containment of roaming expense via lower negotiated rates and initiatives designed to reduce overall customer usage.

Cost of equipment sold

Cost of equipment sold increased $144.1 million, or 18%, in 2012 and $35.5 million, or 5% in 2011. In 2012, total devices sold increased by 1% due to expanded distribution for U Prepaid compared to a decline in total wireless devices sold in 2011. In both years there was an increase in the average cost per wireless device sold (18% in 2012 and 8% in 2011) due to a shift in the mix of sales to smartphones. In 2012, the introduction of 4G LTE devices also was a significant driver to the increase in Cost of equipment sold as these devices are more costly than similar 3G devices. However, 4G LTE technology results in lower system operations expense during a customer's lifecycle.

U.S. Cellular's loss on equipment, defined as equipment sales revenues less cost of equipment sold, was $582.7 million, $502.3 million and $491.6 million for 2012, 2011 and 2010, respectively. U.S. Cellular expects loss on equipment to continue to be a significant cost in the foreseeable future as wireless carriers continue to use device availability and pricing as a means of competitive differentiation. In addition, U.S. Cellular expects increasing sales of data centric wireless devices such as smartphones and tablets to result in higher equipment subsidies over time; these devices generally have higher purchase costs which cannot be recovered through proportionately higher selling prices to customers. Smartphones sold as a percentage of total devices sold was 56%, 44% and 25% in 2012, 2011 and 2010, respectively.

Selling, general and administrative expenses

Selling, general and administrative expenses include salaries, commissions and expenses of field sales and retail personnel and facilities; telesales department salaries and expenses; agent commissions and related expenses; corporate marketing and merchandise management; and advertising expenses. Selling, general and administrative expenses also include bad debts expense, costs of operating customer care centers and corporate expenses.

Selling, general and administrative expenses decreased by $4.8 million to $1,764.9 million in 2012 and by $13.6 million to $1,769.7 in 2011. Key components of the net changes in Selling, general and administrative expenses were as follows:

2012—

•
Selling and marketing expenses decreased by $24.8 million, or 3%, primarily from more cost-effective advertising spending.

•
General and administrative expenses increased by $20.1 million, or 2%, driven by increases in bad debt expense, Federal Universal Service Charge ("FUSC") expense and non-income tax expense. FUSC charges are assessed to customers and also included in Service revenues.

2011—

•
Selling and marketing expenses decreased by $13.7 million, or 2%, primarily due to lower advertising costs as a result of shifting advertising efforts to more cost effective methods as well as lower commissions expense reflecting fewer eligible transactions.

•
General and administrative expenses were relatively flat year over year.

Depreciation, amortization and accretion

Depreciation, amortization and accretion expense increased $35.1 million in 2012, or 6% primarily due to the acceleration of depreciation in the Divestiture Markets and depreciation and amortization on asset additions.

(Gain) loss on asset disposals and exchanges, net

(Gain) loss on asset disposals and exchanges, net was a loss of $18.1 million in 2012 primarily due to losses resulting from the write-off of certain network assets.

(Gain) loss on sale of business and other exit costs, net

(Gain) loss on sale of business and other exit costs, net was a loss of $21.0 million in 2012. This loss is primarily due to employee severance costs and asset write-offs in the Divestiture Markets, partially offset by a $4.2 million gain resulting from the sale of a wireless market in March 2012.

See "Financial Resources" and "Liquidity and Capital Resources" for a discussion of U.S. Cellular's capital expenditures.

Components of Other Income (Expense)

Year Ended December 31,	2012	Increase / (Decrease)	Percentage Change	2011	Increase / (Decrease)	Percentage Change	2010
(Dollars in thousands)
Operating income	$156,656	$(124,124)	(44)%	$280,780	$79,307	39%	$201,473
Equity in earnings of unconsolidated entities	90,364	6,798	8%	83,566	(13,752)	(14)%	97,318
Interest and dividend income	3,644	249	7%	3,395	(413)	(11)%	3,808
Gain (loss) on investments	(3,718)	(15,091)	N/M	11,373	11,373	N/M	—
Interest expense	(42,393)	23,221	35%	(65,614)	(4,059)	(7)%	(61,555)
Other, net	500	1,178	N/M	(678)	(750)	N/M	72

Total investment and other income	48,397	16,355	51%	32,042	(7,601)	(19)%	39,643

Income before income taxes	205,053	(107,769)	(34)%	312,822	71,706	30%	241,116
Income tax expense	63,977	50,101	44%	114,078	(32,120)	(39)%	81,958

Net income	141,076	(57,668)	(29)%	198,744	39,586	25%	159,158
Less: Net income attributable to noncontrolling interests, net of tax	(30,070)	(6,367)	(27)%	(23,703)	(619)	(3)%	(23,084)

Net income attributable to U.S. Cellular shareholders	$111,006	$(64,035)	(37)%	$175,041	$38,967	29%	$136,074

N/M—Percentage change not meaningful

Equity in earnings of unconsolidated entities

Equity in earnings of unconsolidated entities represents U.S. Cellular's share of net income from entities accounted for by the equity method of accounting. U.S. Cellular's investment in the Los Angeles SMSA

Limited Partnership ("LA Partnership") contributed $67.2 million, $55.3 million and $64.8 million to Equity in earnings of unconsolidated entities in 2012, 2011 and 2010, respectively. U.S. Cellular received cash distributions from the LA Partnership of $66.0 million in each of 2012, 2011 and 2010.

Gain (loss) on investments

Loss on investment in 2012 includes a provision for loss of $3.7 million related to a note receivable and preferred stock acquired by U.S. Cellular in connection with an acquisition in 1998. In 2011, U.S. Cellular paid $24.6 million in cash to purchase the remaining ownership interest in a wireless business in which it previously held a noncontrolling interest. In connection with this transaction, a $13.4 million gain was recorded. See Note 7—Acquisitions, Divestitures and Exchanges in the Notes to Consolidated Financial Statements for additional information.

Interest expense

In 2011, U.S. Cellular recorded $8.2 million in interest expense to write-off unamortized debt issuance costs related to its $330 million, 7.5% Senior Notes redeemed on June 20, 2011. The impact of this write-off in 2011, along with lower effective interest rates on long-term debt and an increase in capitalized interest for multi-year projects during 2012, resulted in the year-over-year decrease of $23.2 million from 2011 to 2012. The increase of $4.1 million from 2010 to 2011 also reflects the 2011 write-off, which was partially offset by an increase in capitalized interest during 2011.

Income tax expense

The effective tax rates on Income before income taxes for 2012, 2011 and 2010 were 31.2%, 36.5% and 34.0%, respectively. The following significant discrete and other items impacted income tax expense for these years:

2012—Includes tax benefits of $12.1 million resulting from state statute of limitation expirations and $5.3 million resulting from corrections relating to a prior period.

2011—Includes a tax benefit of $9.9 million resulting from state statute of limitations expirations and tax expense of $6.1 million resulting from corrections of partnership basis.

2010—Includes a tax benefit of $7.9 million resulting from favorable settlements of state income tax audits.

See Note 4—Income Taxes in the Notes to Consolidated Financial Statements for a discussion of income tax expense and the overall effective tax rate on Income before income taxes.

INFLATION

Management believes that inflation affects U.S. Cellular's business to no greater or lesser extent than the general economy.

RECENT ACCOUNTING PRONOUNCEMENTS

In general, recent accounting pronouncements did not have and are not expected to have a significant effect on U.S. Cellular's financial condition and results of operations.

See Note 1—Summary of Significant Accounting Policies and Recent Accounting Pronouncements in the Notes to Consolidated Financial Statements for information on recent accounting pronouncements.

FINANCIAL RESOURCES

U.S. Cellular operates a capital- and marketing-intensive business. U.S. Cellular utilizes cash on hand, cash from operating activities, cash proceeds from divestitures and disposition of investments, short-term credit facilities and long-term debt financing to fund its acquisitions (including licenses), construction costs, operating expenses and Common Share repurchases. Cash flows may fluctuate from quarter to quarter and year to year due to seasonality, the timing of acquisitions, capital expenditures and other factors. The table below and the following discussion in this Financial Resources section summarize U.S. Cellular's cash flow activities in 2012, 2011 and 2010.

(Dollars in thousands)	2012	2011	2010
Cash flows from (used in)
Operating activities	$899,291	$987,862	$834,387
Investing activities	(896,611)	(759,603)	(777,297)
Financing activities	(48,477)	(81,019)	(83,166)

Net increase (decrease) in cash and cash equivalents	$(45,797)	$147,240	$(26,076)

The Divestiture Transaction, as described above, resulted in net Cash used in operating activities of $0.3 million during the year ended December 31, 2012. Cash flows from operating and financing activities in future periods will be impacted by the Divestiture Transaction, as described in the Divestiture Transaction section.

Cash Flows from Operating Activities

The following table presents Adjusted OIBDA and is included for purposes of analyzing changes in operating activities. Adjusted OIBDA is defined as operating income excluding the effects of: depreciation, amortization and accretion (OIBDA); the loss on impairment of assets (if any); the net gain or loss on asset disposals and exchanges (if any); and the net gain or loss on sale of business and other exit costs (if any). Adjusted OIBDA excludes the items discussed above in order to show operating results on a more comparable basis from period to period. U.S. Cellular does not intend to imply that any of such amounts that are excluded are non-recurring, infrequent or unusual; such gains or losses may occur in the future.

Adjusted OIBDA may also be commonly referred to by management as operating cash flow. U.S. Cellular believes this measure provides useful information to investors regarding U.S. Cellular's financial condition and results of operations because it highlights certain key cash and non-cash items and their impacts on cash flows from operating activities. This amount should not be confused with Cash flows from operating activities, which is a component of the Consolidated Statement of Cash Flows.

(Dollars in thousands)	2012	2011	2010
Operating income	$156,656	$280,780	$201,473
Add back:
Depreciation, amortization and accretion	608,633	573,557	570,955
Loss on impairment of assets	—	—	—
(Gain) loss on asset disposals and exchanges, net	18,088	(1,873)	10,717
(Gain) loss on sale of business and other exit costs, net	21,022	—	—

Adjusted OIBDA	$804,399	$852,464	$783,145

Cash flows from operating activities in 2012 were $899.3 million, a decrease of $88.6 million from 2011. Significant changes included the following:

•
Adjusted OIBDA, as shown in the table above, decreased by $48.1 million primarily due to a decrease in operating income. See discussion in the "Results of Operations" for factors that affected operating income.

•
Income tax refunds, net of $58.6 million were recorded in 2012 compared to income tax refunds, net of $54.4 million in 2011 resulting in a $4.1 million year-over-year increase in cash flows. Federal tax refunds of $66.8 million were received in 2012 for carrybacks from the 2011 tax year to the 2009 and 2010 tax years. U.S. Cellular incurred a federal net operating loss in 2011 attributed to 100% bonus depreciation applicable to qualified capital expenditures. U.S. Cellular's future federal income tax liabilities associated with the current benefits being realized from bonus depreciation are accrued as a component of Net deferred income tax liability (noncurrent) in the Consolidated Balance Sheet. U.S.

  Cellular expects federal income tax payments to substantially increase beginning in 2014 and remain at a higher level for several years as the amount of U.S. Cellular's federal tax depreciation deduction substantially decreases as a result of having accelerated depreciation in earlier years. This expectation considers the bonus depreciation provisions enacted in January 2013, which includes 50% federal tax bonus depreciation on qualified capital expenditures in the 2013 tax year and assumes that federal bonus depreciation provisions are not enacted in future periods. To the extent further federal bonus depreciation provisions are enacted, this expectation will change.

•
Changes in Accounts receivable combined with the impact of Bad debts expense provided $2.6 million in 2012 and required $20.0 million in 2011, resulting in a year-over-year increase in cash flows of $22.6 million. Accounts receivable balances fluctuate based on the timing of customer payments, promotions and other factors.

•
Changes in Inventory required $28.8 million in 2012 and required $14.6 million in 2011, resulting in a $14.2 million decrease in cash flows. This change was primarily due to higher inventory levels and a change in inventory mix resulting in a higher cost per unit.

•
Changes in Accounts payable required $6.4 million in 2012 and provided $29.8 million in 2011, causing a year-over-year decrease in cash flows of $36.2 million. Changes in Accounts payable were primarily driven by payment timing differences related to network equipment and device purchases.

•
Changes in other assets and liabilities required $27.7 million and $3.3 million in 2012 and 2011, respectively, causing a year-over-year decrease in cash flows of $24.4 million. This change was primarily due to an increase in LTE-related deferred charges.

Cash flows from operating activities in 2011 were $987.9 million, an increase of $153.5 million from 2010. Significant changes included the following:

•
Adjusted OIBDA, as shown in the table above, increased by $69.3 million primarily due to a decrease in operating income. See discussion in the "Results of Operations" for factors that affected operating income.

•
Income tax refunds, net of $54.4 million were recorded in 2011 compared to income tax payments, net of $53.1 million in 2010 resulting in a $107.5 million year-over-year increase in cash flows. Tax refunds received in 2011 primarily represented federal refunds related to the 2010 tax year.

•
Changes in Inventory required $14.6 million in 2011 and provided $40.3 million in 2010, resulting in a $54.9 million decrease in cash flows. This change was primarily due to higher inventory levels and a change in inventory mix resulting in a higher cost per unit.

•
Changes in Accounts payable provided $29.8 million in 2011 and required $56.5 million in 2010, causing a year-over-year increase in cash flows of $86.3 million. Changes in Accounts payable were primarily driven by payment timing differences related to network equipment and device purchases.

•
Changes in Customer deposits and deferred revenues provided $34.9 million and $6.2 million in 2011 and 2010, respectively, resulting in a year-over-year increase in cash flows of $28.7 million. This change was primarily driven by deferred revenues related to the loyalty reward program.

•
Changes in Other assets and liabilities required $3.3 million and provided $77.6 million in 2011 and 2010, respectively, causing a year-over-year net decrease in cash flows of $80.8 million. In 2009, a $34.0 million deposit was paid to TDS for U.S. Cellular's proportionate share of a deposit TDS made to the Internal Revenue Service ("IRS") to eliminate any potential interest due to the IRS subsequent to the date of the deposit. In 2010, after closure of the IRS audit for the tax years 2002 through 2005, the IRS returned TDS' $38.0 million deposit, of which TDS returned $34.0 million to U.S. Cellular, representing U.S. Cellular's proportionate share. This $34.0 million was included in Change in other assets and liabilities in 2010 as a cash inflow. Changes in amounts due to agents and accrued rebates were the primary cause of the remaining $46.8 million year-over-year change in Other assets and liabilities.

Cash Flows from Investing Activities

U.S. Cellular makes substantial investments to acquire wireless licenses and properties and to construct and upgrade wireless telecommunications networks and facilities as a basis for creating long-term value for shareholders. In recent years, rapid changes in technology and new opportunities have required substantial investments in potentially revenue-enhancing and cost-reducing upgrades of U.S. Cellular's networks.

The primary purpose of U.S. Cellular's construction and expansion expenditures is to provide for customer and usage growth, to upgrade service and to take advantage of service-enhancing and cost-reducing technological developments.

Capital expenditures (i.e. additions to property, plant and equipment and system development expenditures) totaled $836.7 million in 2012, $782.5 million in 2011 and $583.1 million in 2010. Cash used for additions to property, plant and equipment is reported in the Consolidated Statement of Cash Flows and excludes amounts accrued in Accounts payable for capital expenditures at December 31 of the current year, and includes amounts paid in the current period that were accrued at December 31 of the prior year. Cash used for additions to property, plant and equipment totaled $826.4 million, $771.8 million and 569.3 million in 2012, 2011 and 2010, respectively. These expenditures were made to construct new cell sites, build out 4G LTE networks in certain markets, increase capacity in existing cell sites and switches, develop new and enhance existing office systems such as the new Billing and Operational Support System ("B/OSS") and customer relationship management platforms, and construct new and remodel existing retail stores.

Cash payments for acquisitions in 2012, 2011 and 2010 were as follows:

Cash Payments for Acquisitions(1)	2012	2011	2010
(Dollars in thousands)
Licenses	$122,690	$4,406	$17,101
Additional interest in operating market	—	19,367	—

Total	$122,690	$23,773	$17,101

(1)
Cash amounts paid for the acquisitions may differ from the purchase price due to cash acquired in the transactions and cash payments remitted in periods subsequent to the respective transactions.

In March 2012, U.S. Cellular sold the majority of the assets and liabilities of a wireless market for $49.8 million in cash. See Note 7—Acquisitions, Divestitures and Exchanges in the Notes to Consolidated Financial Statements for additional information related to this sale.

U.S. Cellular invested $120.0 million, $110.0 million, and $250.3 million in 2012, 2011, and 2010, respectively, in U.S. Treasury securities and corporate notes with maturities greater than three months from the acquisition date. U.S. Cellular realized proceeds of $125.0 million, $145.3 million, and $60.3 million in 2012, 2011, and 2010, respectively, related to the maturities of its investments in U.S. Treasury securities and corporate notes and, in addition in 2010, certificates of deposit.

Cash Flows from Financing Activities

Cash flows from financing activities primarily reflect repayment of and proceeds from short-term and long-term debt balances, distributions to noncontrolling interests, cash used to repurchase Common Shares and cash proceeds from reissuance of Common Shares pursuant to stock-based compensation plans.

In May 2011, U.S. Cellular issued $342.0 million of 6.95% Senior Notes due 2060, and paid related debt issuance costs of $11.0 million. The net proceeds from the 6.95% Senior Notes were used primarily to redeem $330.0 million of U.S. Cellular's 7.5% Senior Notes in June 2011. The redemption price of the 7.5% Senior Notes was equal to 100% of the principal amount plus accrued and unpaid interest thereon to the redemption date.

U.S. Cellular repurchased Common Shares for $20.0 million, $62.3 million and $52.8 million in 2012, 2011 and 2010, respectively. See Note 14—Common Shareholders' Equity in the Notes to Consolidated Financial Statements for additional information related to these transactions.

Free Cash Flow

The following table presents Free cash flow. Free cash flow is defined as Cash flows from operating activities less Cash used for additions to property, plant and equipment. Free cash flow is a non-GAAP financial measure. U.S. Cellular believes that Free cash flow as reported by U.S. Cellular may be useful to investors and other users of its financial information in evaluating the amount of cash generated by business operations, after Cash used for additions to property, plant and equipment.

(Dollars in thousands)	2012	2011	2010
Cash flows from operating activities	$899,291	$987,862	$834,387
Cash used for additions to property, plant and equipment	(826,400)	(771,798)	(569,323)

Free cash flow	$72,891	$216,064	$265,064

See Cash flows from Operating Activities and Cash flows from Investing Activities for details on the changes to the components of Free cash flow.

LIQUIDITY AND CAPITAL RESOURCES

U.S. Cellular believes that existing cash and investment balances, funds available under its revolving credit facilities and expected cash flows from operating and investing activities provide substantial liquidity and financial flexibility for U.S. Cellular to meet its normal financing needs (including working capital, construction and development expenditures and share repurchases under approved programs) for the foreseeable future. In addition, U.S. Cellular may access public and private capital markets to help meet its financing needs.

U.S. Cellular's profitability historically has been lower in the fourth quarter as a result of significant promotional spending during the holiday season. Changes in these or other economic factors could have a material adverse effect on demand for U.S. Cellular's products and services and on U.S. Cellular's financial condition and results of operations.

U.S. Cellular cannot provide assurances that circumstances that could have a material adverse effect on its liquidity or capital resources will not occur. Economic conditions, changes in financial markets or other factors could restrict U.S. Cellular's liquidity and availability of financing on terms and prices acceptable to U.S. Cellular, which could require U.S. Cellular to reduce its construction, development, acquisition or share repurchase programs. Such reductions could have a material adverse effect on U.S. Cellular's business, financial condition or results of operations.

Cash and Cash Equivalents

At December 31, 2012, U.S. Cellular had $378.4 million in Cash and cash equivalents, which included cash and short-term, highly liquid investments with original maturities of three months or less. The primary objective of U.S. Cellular's Cash and cash equivalents investment activities is to preserve principal. At December 31, 2012, the majority of U.S. Cellular's Cash and cash equivalents was held in money market funds that invest exclusively in U.S. Treasury securities or in repurchase agreements fully collateralized by such obligations. U.S. Cellular monitors the financial viability of the money market funds and direct investments in which it invests and believes that the credit risk associated with these investments is low.

Short-term and Long-term Investments

At December 31, 2012, U.S. Cellular had $100.7 million in Short-term investments and $50.3 million in Long-term investments. Short-term and Long-term investments consist primarily of U.S. Treasury securities which are designated as held-to-maturity investments and recorded at amortized cost in the

Consolidated Balance Sheet. For these investments, U.S. Cellular's objective is to earn a higher rate of return on funds that are not anticipated to be required to meet liquidity needs in the near term, while maintaining a low level of investment risk. See Note 3—Fair Value Measurements in the Notes to Consolidated Financial Statements for additional details on Short-term and Long-term investments.

Revolving Credit Facility

U.S. Cellular has a revolving credit facility available for general corporate purposes.

In connection with U.S. Cellular's revolving credit facility, TDS and U.S. Cellular entered into a subordination agreement dated December 17, 2010 together with the administrative agent for the lenders under U.S. Cellular's revolving credit facility. At December 31, 2012, no U.S. Cellular debt was subordinated pursuant to this subordination agreement.

U.S. Cellular's interest cost on its revolving credit facility is subject to increase if its current credit rating from nationally recognized credit rating agencies is lowered, and is subject to decrease if the rating is raised. The credit facility would not cease to be available nor would the maturity date accelerate solely as a result of a downgrade in U.S. Cellular's credit rating. However, a downgrade in U.S. Cellular's credit rating could adversely affect its ability to renew the credit facility or obtain access to other credit facilities in the future.

As of December 31, 2012, U.S. Cellular's credit ratings from the nationally recognized credit rating agencies remained at investment grade.

The following table summarizes the terms of U.S. Cellular's revolving credit facility as of December 31, 2012:

(Dollars in millions)
Maximum borrowing capacity	$300.0
Letter of credit outstanding	$0.2
Amount borrowed	$—
Amount available for use	$299.8
Agreement date	December 2010
Maturity date	December 2017

U.S. Cellular may seek to extend the maturity date from time to time. In 2012, the U.S. Cellular revolving credit facility was amended to extend the maturity date from December 2015 to December 2017.

The continued availability of the revolving credit facility requires U.S. Cellular to comply with certain negative and affirmative covenants, maintain certain financial ratios and make representations regarding certain matters at the time of each borrowing. The covenants also prescribe certain terms associated with intercompany loans from TDS or TDS subsidiaries to U.S. Cellular or U.S. Cellular subsidiaries. There were no intercompany loans at December 31, 2012 or 2011. U.S. Cellular believes it was in compliance as of December 31, 2012 with all of the covenants and requirements set forth in its revolving credit facility.

Long-Term Financing

U.S. Cellular had the following debt outstanding as of December 31, 2012:

(Dollars in thousands)	Issuance Date	Maturity Date	Call Date(1)	Aggregate Principal Amount
Unsecured Senior Notes
6.7%	December 2003 and June 2004	December 2033	December 2003	$544,000
6.95%	May 2011	May 2060	May 2016	342,000

(1)
U.S. Cellular may redeem the 6.7% Senior Notes, in whole or in part, at any time prior to maturity at a redemption price equal to the greater of (a) 100% of the principal amount of such notes, plus accrued and unpaid interest, or (b) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semi-annual basis at the Treasury Rate plus 30 basis points. U.S. Cellular may redeem the 6.95% Senior Notes, in whole or in part at any time after the call date, at a redemption price equal to 100% of the principal amount redeemed plus accrued and unpaid interest.

  U.S. Cellular's long-term debt indenture does not contain any provisions resulting in acceleration of the maturities of outstanding debt in the event of a change in U.S. Cellular's credit rating. However, a downgrade in U.S. Cellular's credit rating could adversely affect its ability to obtain long-term debt financing in the future. U.S. Cellular believes it was in compliance as of December 31, 2012 with all covenants and other requirements set forth in its long-term debt indenture. U.S. Cellular has not failed to make nor does it expect to fail to make any scheduled payment of principal or interest under such indenture.

  The long-term debt principal payments due for the next five years represent less than 1% of the total long-term debt obligation at December 31, 2012. Refer to Market Risk—Long-Term Debt for additional information regarding required principal payments and the weighted average interest rates related to U.S. Cellular's long-term debt.

  U.S. Cellular, at its discretion, may from time to time seek to retire or purchase its outstanding debt through cash purchases and/or exchanges for other securities, in open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

  U.S. Cellular has an effective shelf registration statement on Form S-3 that it may use to issue senior debt securities. The proceeds from any such issuance may be used for general corporate purposes, including to finance the redemption of any of the above existing debt. The U.S. Cellular shelf registration statement permits U.S. Cellular to issue at any time and from time to time senior debt securities in one or more offerings up to an aggregate principal amount of $500 million. The ability of U.S. Cellular to complete an offering pursuant to such shelf registration statement is subject to market conditions and other factors at the time.

  Capital Expenditures

  U.S. Cellular's capital expenditures for 2013 are expected to be approximately $600 million. These expenditures are expected to be for the following general purposes:

•
Expand and enhance U.S. Cellular's network coverage in its service areas, including providing additional capacity to accommodate increased network usage, principally data usage, by current customers;

•
Continue to deploy 4G LTE technology in certain markets;

•
Enhance U.S. Cellular's retail store network;

•
Develop and enhance office systems; and

•
Develop new billing and other customer management related systems and platforms.

U.S. Cellular plans to finance its capital expenditures program for 2013 using primarily cash flows from operating activities and, as necessary, existing cash balances and short-term investments.

Acquisitions, Divestitures and Exchanges

U.S. Cellular assesses its existing wireless interests on an ongoing basis with a goal of improving the competitiveness of its operations and maximizing its long-term return on investment. As part of this strategy, U.S. Cellular reviews attractive opportunities to acquire additional wireless operating markets and wireless spectrum. In addition, U.S. Cellular may seek to divest outright or include in exchanges for other wireless interests those interests that are not strategic to its long-term success. As a result, U.S. Cellular may be engaged from time to time in negotiations relating to the acquisition, divestiture or exchange of companies, strategic properties or wireless spectrum. In general, U.S. Cellular may not disclose such transactions until there is a definitive agreement. See "Divestiture Transaction" above in this Management's Discussion and Analysis of Financial Condition and Results of Operations and Note 7—Acquisitions, Divestitures and Exchanges in the Notes to Consolidated Financial Statements for details on significant transactions in 2012 and 2011.

Variable Interest Entities

U.S. Cellular consolidates certain entities because they are "variable interest entities" under accounting principles generally accepted in the United States of America ("GAAP"). See Note 5—Variable Interest Entities in the Notes to Consolidated Financial Statements for the details of these variable interest entities. U.S. Cellular may elect to make additional capital contributions and/or advances to these variable interest entities in future periods in order to fund their operations.

Common Share Repurchase Program

U.S. Cellular has repurchased and expects to continue to repurchase its Common Shares subject to the repurchase program. For additional information related to the current repurchase authorization and repurchases made during 2012, 2011 and 2010, see Note 14—Common Shareholders' Equity in the Notes to Consolidated Financial Statements.

Contractual and Other Obligations

At December 31, 2012, the resources required for contractual obligations were as follows:

		Payments Due by Period
(Dollars in millions)	Total	Less Than 1 Year	1 - 3 Years	3 - 5 Years	More Than 5 Years
Long-term debt obligations(1)	$886.0	$—	$—	$—	$886.0
Interest payments on long-term debt obligations	1,906.2	60.2	120.4	120.4	1,605.2
Operating leases(2)	1,361.7	151.6	235.9	164.9	809.3
Capital leases	9.4	0.6	1.2	1.2	6.4
Purchase obligations(3)	846.5	434.1	246.9	106.8	58.7

	$5,009.8	$646.5	$604.4	$393.3	$3,365.6

(1)
Includes current and long-term portions of debt obligations. The total long-term debt obligation differs from Long-term debt in the Consolidated Balance Sheet due to capital leases and the $11.8 million unamortized discount related to U.S. Cellular's 6.7% Senior Notes. See Note 12—Debt in the Notes to Consolidated Financial Statements for additional information.

(2)
Includes future lease costs related to office space, retail sites, cell sites and equipment. See Note 13—Commitments and Contingencies in the Notes to Consolidated Financial Statements for additional information.

(3)
Includes obligations payable under non-cancellable contracts, commitments for network facilities and transport services, agreements for software licensing and long-term marketing programs. As described more fully in the "Divestiture Transaction" section of Management's Discussion and Analysis of Financial Condition and Results of Operations and in Note 7—Acquisitions, Divestitures and Exchanges in the Notes to Consolidated Financial Statements, U.S. Cellular expects to incur network-related exit costs in the Divestiture Markets as a result of the transaction, including: (i) costs to decommission cell sites and mobile telephone switching office ("MTSO") sites, (ii) costs to terminate real property leases and (iii) costs to terminate certain network access arrangements in the subject markets. The impacts of these exit activities on U.S. Cellular's purchase obligations are reflected in the table above only to the extent that agreements were consummated at December 31, 2012.

The table above excludes liabilities related to "unrecognized tax benefits" as defined by GAAP because U.S. Cellular is unable to predict the period of settlement of such liabilities. Such unrecognized tax benefits were $26.5 million at December 31, 2012. See Note 4—Income Taxes in the Notes to Consolidated Financial Statements for additional information on unrecognized tax benefits.

Agreements

See Agreements in Note 13—Commitments and Contingencies in the Notes to Consolidated Financial Statements.

Off-Balance Sheet Arrangements

U.S. Cellular had no transactions, agreements or other contractual arrangements with unconsolidated entities involving "off-balance sheet arrangements," as defined by Securities and Exchange Commission ("SEC") rules, that had or are reasonably likely to have a material current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

APPLICATION OF CRITICAL ACCOUNTING POLICIES AND ESTIMATES

U.S. Cellular prepares its consolidated financial statements in accordance with GAAP. U.S. Cellular's significant accounting policies are discussed in detail in Note 1—Summary of Significant Accounting Policies and Recent Accounting Pronouncements in the Notes to Consolidated Financial Statements.

Management believes the application of the following critical accounting policies and the estimates required by such application reflect its most significant judgments and estimates used in the preparation of U.S. Cellular's consolidated financial statements. Management has discussed the development and selection of each of the following accounting policies and related estimates and disclosures with the Audit Committee of U.S. Cellular's Board of Directors.

Goodwill and Licenses

See the Goodwill and Licenses Impairment Assessment section of Note 1—Summary of Significant Accounting Policies and Recent Accounting Pronouncements in the Notes to Consolidated Financial Statements for information on Goodwill and Licenses impairment testing policies and methods.

See Note 8—Intangible Assets in the Notes to Consolidated Financial Statements for additional information related to Goodwill and Licenses activity in 2012 and 2011.

During the second quarter of 2012, a sustained decrease in U.S. Cellular's stock price resulted in a triggering event, as defined by GAAP, requiring an interim impairment test of Licenses and Goodwill as of June 30, 2012. Based on this test, U.S. Cellular concluded that there was no impairment of Licenses or Goodwill.

Goodwill

U.S. Cellular tests Goodwill for impairment at the level of reporting referred to as a "reporting unit." For purposes of impairment testing of Goodwill in 2012, U.S. Cellular identified five reporting units based on geographic service areas. There were no changes to U.S. Cellular's reporting units or to U.S. Cellular's overall Goodwill impairment testing methodology between November 1, 2012 and November 1, 2011.

A discounted cash flow approach was used to value each reporting unit, using value drivers and risks specific to the industry and current economic factors. The cash flow estimates incorporated assumptions that market participants would use in their estimates of fair value and may not be indicative of U.S. Cellular specific assumptions. The most significant assumptions made in this process were the revenue growth rate, the long-term and terminal revenue growth rate, discount rate and projected capital expenditures. Also, discounted cash flows related to the Central Region exclude projected cash flows associated with the Divestiture Markets, as the assets associated with such markets, including Goodwill, were excluded from the carrying value of the Central Region reporting unit for purposes of conducting the Goodwill impairment test as of November 1, 2012. These assumptions were as follows for November 1, 2012 and 2011:

Key Assumptions	November 1, 2012	November 1, 2011
Weighted-average expected revenue growth rate (next five years)	2.4%	3.6%
Weighted-average long-term and terminal revenue growth rate (after year five)	2.0%	2.0%
Discount rate	11.0%	10.5%
Average annual capital expenditures (millions)	$559	$609

The decrease in the weighted-average expected revenue growth rate for the next five years was due to a decrease in projected customer penetration growth rate of market participants. In spite of lower overall market interest rates, the discount rate used to estimate cash flows increased from 10.5% in November 2011 to 11.0% in November 2012 due to a shift toward more equity in the representative capital structure of market participants.

The carrying value of each U.S. Cellular reporting unit as of November 1, 2012, as impacted for the Divestiture Transaction, was as follows:

Reporting Unit	Carrying Value
(Dollars in millions)
Central Region(1)	$351
Mid-Atlantic Region	763
New England Region	255
Northwest Region	334
New York Region(2)	167

Total	$1,870

(1)
Excludes $214 million of Goodwill and Licenses of Divestiture Markets, which is classified as Assets held for sale at December 31, 2012 and was tested separately for impairment.

(2)
Operated by Verizon Wireless.

As of November 1, 2012, the fair values of the reporting units exceeded their respective carrying values by amounts ranging from 23% to 63% of the respective carrying values. Therefore, no impairment of Goodwill existed. Given that the fair values of the respective reporting units exceed their respective carrying values, provided all other assumptions remained the same, the discount rate would have to increase to a range of 11.8% to 14.6% to yield estimated fair values of reporting units that equal their respective carrying values at November 1, 2012. Further, assuming all other assumptions remained the same, the terminal growth rate assumptions would need to decrease to amounts ranging from negative 11.2% to positive 0.2%, to yield estimates of fair value equal to the carrying values of the respective reporting units at November 1, 2012.

Licenses

U.S. Cellular tests licenses for impairment at the level of reporting referred to as a "unit of accounting." For purposes of its impairment testing of licenses as of November 1, 2012, U.S. Cellular separated its FCC licenses into thirteen units of accounting based on geographic service areas. As of November 1, 2011, U.S. Cellular separated its FCC licenses into twelve units of accounting based on geographic service areas. In both 2012 and 2011 testing, seven of the units of accounting represented geographic groupings of licenses which, because they were not being utilized and, therefore, were not expected to generate cash flows from operating activities in the foreseeable future, were considered separate units of accounting for purposes of impairment testing.

Developed operating market licenses ("built licenses")

U.S. Cellular applies the build-out method to estimate the fair values of built licenses. The most significant assumptions applied for purposes of the November 1, 2012 and 2011 licenses impairment assessments were as follows:

Key Assumptions	November 1, 2012	November 1, 2011
Build-out period	7 years	7 years
Discount rate	8.5%	9.0%
Long-term EBITDA margin	33.9%	32.2%
Long-term capital expenditure requirement (as a % of service revenue)	14.5%	13.0%
Long-term service revenue growth rate	2.0%	2.0%
Customer penetration rates	13-17%	11-16%

The discount rate used to estimate the fair value of built licenses was based on market participant capital structures, participant risk profiles, market conditions and risk premium assumptions. The decline from 9.0% in November 2011 to 8.5% in November 2012 primarily reflects the general decline in market interest rates during that period as well as revised cash flow assumptions based on forecasts of market participants.

The discount rate used in the valuation of licenses is less than the discount rate used in the valuation of reporting units for purposes of goodwill impairment testing. That is primarily because the discount rate used for licenses does not include a company-specific risk premium as a wireless license would not be subject to such risk.

The discount rate is the most significant assumption used in the build-out method. The discount rate is estimated based on the overall risk-free interest rate adjusted for industry participant information, such as a typical capital structure (i.e., debt-equity ratio), the after-tax cost of debt and the cost of equity. The cost of equity takes into consideration the average risk specific to individual market participants.

The results of the licenses impairment test at November 1, 2012 did not result in the recognition of a loss on impairment. Given that the fair values of the licenses exceed their respective carrying values, the discount rate would have to increase to a range of 8.6% to 9.1% to yield estimated fair values of licenses in the respective units of accounting that equal their respective carrying values at November 1, 2012. An increase of 10 basis points to the assumed discount rate would cause less than a $6 million impairment whereas an increase of 50 basis points would cause an impairment of approximately $36 million.

Non-operating market licenses ("unbuilt licenses")

For purposes of performing impairment testing of unbuilt licenses, U.S. Cellular prepares estimates of fair value by reference to prices paid in recent auctions and market transactions where available. If such information is not available, the fair value of the unbuilt licenses is assumed to have changed by the same percentage, and in the same direction, that the fair value of built licenses measured using the build-out method changed during the period. There was no impairment loss recognized related to unbuilt licenses as a result of the November 1, 2012 licenses impairment test.

Carrying Value of Licenses

The carrying value of licenses at November 1, 2012 was as follows:

Unit of Accounting(1)	Carrying Value
(Dollars in millions)
Developed Operating markets (6 units of accounting)
Central Region	$693
Licenses to be transferred as a result of the Divestiture Transaction	141
Mid-Atlantic Region	228
New England Region	103
Northwest Region	67
New York Region(2)	—
Non-operating markets (7 units of accounting)
North Northwest (2 states)	3
South Northwest (2 states)	2
North Central (5 states)	51
South Central (5 states)	24
East Central (5 states)	127
Mid-Atlantic (8 states)	50
Mississippi Valley (13 states)	43

Total(3)	$1,532

(1)
U.S. Cellular participated in spectrum auctions indirectly through its interests in Aquinas Wireless L.P. ("Aquinas Wireless") and King Street Wireless L.P. ("King Street Wireless"), collectively, the "limited partnerships." Interests in other limited partnerships that participated in spectrum auctions have since been acquired. Each limited partnership participated in and was awarded spectrum licenses in one of two separate spectrum auctions (FCC Auctions 78 and 73). All of the units of accounting above, except Mississippi Valley and the New York Region, include licenses awarded to the limited partnerships.

(2)
Operated by Verizon Wireless.

(3)
Between November 1, 2012 and December 31, 2012, U.S. Cellular reclassified licenses to Assets held for sale as a result of the Divestiture Transaction in the amount of $140.6 million, obtained licenses through acquisitions in the amount of $64.2 million and capitalized interest on certain licenses pursuant to current network build-outs in the amount of $0.8 million.

Licenses with an aggregate carrying value of $70.2 million were in units of accounting where the fair value exceeded the carrying value by amounts less than 10% of the carrying value. Any further declines in the fair value of such licenses in future periods could result in the recognition of impairment losses on such licenses and any such impairment losses would have a negative impact on future results of operations. The impairment losses on licenses are not expected to have a future impact on liquidity. U.S. Cellular is unable to predict the amount, if any, of future impairment losses attributable to licenses. Further, historical operating results, particularly amounts related to impairment losses, are not indicative of future operating results.

Income Taxes

U.S. Cellular is included in a consolidated federal income tax return with other members of the TDS consolidated group. TDS and U.S. Cellular are parties to a Tax Allocation Agreement which provides that U.S. Cellular and its subsidiaries be included with the TDS affiliated group in a consolidated federal income tax return and in state income or franchise tax returns in certain situations. For financial statement purposes, U.S. Cellular and its subsidiaries calculate their income, income tax and credits as if they comprised a separate affiliated group. Under the Tax Allocation Agreement, U.S. Cellular remits its applicable income tax payments to TDS.

The amounts of income tax assets and liabilities, the related income tax provision and the amount of unrecognized tax benefits are critical accounting estimates because such amounts are significant to U.S. Cellular's financial condition and results of operations.

The preparation of the consolidated financial statements requires U.S. Cellular to calculate a provision for income taxes. This process involves estimating the actual current income tax liability together with assessing temporary differences resulting from the different treatment of items for tax purposes. These temporary differences result in deferred income tax assets and liabilities, which are included in U.S. Cellular's Consolidated Balance Sheet. U.S. Cellular must then assess the likelihood that deferred income tax assets will be realized based on future taxable income and, to the extent management believes that realization is not likely, establish a valuation allowance. Management's judgment is required in determining the provision for income taxes, deferred income tax assets and liabilities and any valuation allowance that is established for deferred income tax assets.

U.S. Cellular recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution.

See Note 4—Income Taxes in the Notes to Consolidated Financial Statements for details regarding U.S. Cellular's income tax provision, deferred income taxes and liabilities, valuation allowances and unrecognized tax benefits, including information regarding estimates that impact income taxes.

Loyalty Reward Program

See the Revenue Recognition section of Note 1—Summary of Significant Accounting Policies and Recent Accounting Pronouncements in the Notes to Consolidated Financial Statements for a description of this program and the related accounting.

U.S. Cellular follows the deferred revenue method of accounting for its loyalty reward program. Under this method, revenue allocated to loyalty reward points is fully deferred as U.S. Cellular does not yet have sufficient historical data in which to estimate any portion of loyalty reward points that will not be redeemed. Revenue is recognized at the time of customer redemption or when such points have been depleted via a maintenance charge. U.S. Cellular periodically reviews and will revise the redemption and depletion rates as appropriate based on history and related future expectations.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

See Note 17—Related Parties and Note 18—Certain Relationships and Related Transactions in the Notes to Consolidated Financial Statements.

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
SAFE HARBOR CAUTIONARY STATEMENT

This Management's Discussion and Analysis of Financial Condition and Results of Operations and other sections of this Annual Report contain statements that are not based on historical facts, including the words "believes," "anticipates," "intends," "expects" and similar words. These statements constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be significantly different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the following risks:

•
Intense competition in the markets in which U.S. Cellular operates could adversely affect U.S. Cellular's revenues or increase its costs to compete.

•
A failure by U.S. Cellular to successfully execute its business strategy (including planned acquisitions, divestitures and exchanges) or allocate resources or capital could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

•
A failure by U.S. Cellular's service offerings to meet customer expectations could limit U.S. Cellular's ability to attract and retain customers and could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

•
U.S. Cellular's system infrastructure may not be capable of supporting changes in technologies and services expected by customers, which could result in lost customers and revenues.

•
An inability to obtain or maintain roaming arrangements with other carriers on terms that are acceptable to U.S. Cellular could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

•
U.S. Cellular currently receives a significant amount of roaming revenues. Further consolidation within the wireless industry, continued network build-outs by other wireless carriers and/or the inability to negotiate 4G LTE roaming agreements with other operators could cause roaming revenues to decline from current levels, which would have an adverse effect on U.S. Cellular's business, financial condition and results of operations.

•
A failure by U.S. Cellular to obtain access to adequate radio spectrum to meet current or anticipated future needs and/or to accurately predict future needs for radio spectrum could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

•
To the extent conducted by the Federal Communications Commission ("FCC"), U.S. Cellular is likely to participate in FCC auctions of additional spectrum in the future as an applicant or as a noncontrolling partner in another auction applicant and, during certain periods, will be subject to the FCC's anti-collusion rules, which could have an adverse effect on U.S. Cellular.

•
Changes in the regulatory environment or a failure by U.S. Cellular to timely or fully comply with any applicable regulatory requirements could adversely affect U.S. Cellular's business, financial condition or results of operations.

•
Changes in Universal Service Fund ("USF") funding and/or intercarrier compensation could have an adverse impact on U.S. Cellular's business, financial condition or results of operations.

•
An inability to attract and/or retain highly competent management, technical, sales and other personnel could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

•
U.S. Cellular's assets are concentrated in the U.S. wireless telecommunications industry. As a result, its results of operations may fluctuate based on factors related primarily to conditions in this industry.

•
U.S. Cellular's lower scale relative to larger competitors could adversely affect its business, financial condition or results of operations.

•
Changes in various business factors could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

•
Advances or changes in technology could render certain technologies used by U.S. Cellular obsolete, could put U.S. Cellular at a competitive disadvantage, could reduce U.S. Cellular's revenues or could increase its costs of doing business.

•
Complexities associated with deploying new technologies present substantial risk.

•
U.S. Cellular is subject to numerous surcharges and fees from federal, state and local governments, and the applicability and the amount of these fees are subject to great uncertainty.

•
Changes in U.S. Cellular's enterprise value, changes in the market supply or demand for wireless licenses, adverse developments in the business or the industry in which U.S. Cellular is involved and/or other factors could require U.S. Cellular to recognize impairments in the carrying value of its license costs, goodwill and/or physical assets.

•
Costs, integration problems or other factors associated with acquisitions/divestitures of properties or licenses and/or expansion of U.S. Cellular's business could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

•
A significant portion of U.S. Cellular's revenues is derived from customers who buy services through independent agents who market U.S. Cellular's services on a commission basis. If U.S. Cellular's relationships with these agents are seriously harmed, its business, financial condition or results of operations could be adversely affected.

•
U.S. Cellular's investments in technologies which are unproven may not produce the benefits that U.S. Cellular expects.

•
A failure by U.S. Cellular to complete significant network construction and systems implementation activities as part of its plans to improve the quality, coverage, capabilities and capacity of its network, support and other systems and infrastructure could have an adverse effect on its operations.

•
Financial difficulties (including bankruptcy proceedings) or other operational difficulties of any of U.S. Cellular's key suppliers, termination or impairment of U.S. Cellular's relationships with such suppliers, or a failure by U.S. Cellular to manage its supply chain effectively could result in delays or termination of U.S. Cellular's receipt of required equipment or services, or could result in excess quantities of required equipment or services, any of which could adversely affect U.S. Cellular's business, financial condition or results of operations.

•
U.S. Cellular has significant investments in entities that it does not control. Losses in the value of such investments could have an adverse effect on U.S. Cellular's financial condition or results of operations.

•
A failure by U.S. Cellular to maintain flexible and capable telecommunication networks or information technology, or a material disruption thereof, including breaches of network or information technology security, could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

•
Wars, conflicts, hostilities and/or terrorist attacks or equipment failures, power outages, natural disasters or other events could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

•
The market price of U.S. Cellular's Common Shares is subject to fluctuations due to a variety of factors.

•
Identification of errors in financial information or disclosures could require amendments to or restatements of financial information or disclosures included in this or prior filings with the Securities and Exchange Commission ("SEC"). Such amendments or restatements and related matters, including resulting delays in filing periodic reports with the SEC, could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

•
The existence of material weaknesses in the effectiveness of internal control over financial reporting could result in inaccurate financial statements or other disclosures or failure to prevent fraud, which could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

•
Changes in facts or circumstances, including new or additional information that affects the calculation of potential liabilities for contingent obligations under guarantees, indemnities, claims, litigation or otherwise, could require U.S. Cellular to record charges in excess of amounts accrued in the financial statements, if any, which could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

•
Disruption in credit or other financial markets, a deterioration of U.S. or global economic conditions or other events could, among other things, impede U.S. Cellular's access to or increase the cost of financing its operating and investment activities and/or result in reduced revenues and lower operating income and cash flows, which would have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

•
Uncertainty of U.S. Cellular's ability to access capital, deterioration in the capital markets, other changes in market conditions, changes in U.S. Cellular's credit ratings or other factors could limit or restrict the availability of financing on terms and prices acceptable to U.S. Cellular, which could require U.S. Cellular to reduce its construction, development or acquisition programs.

•
Settlements, judgments, restraints on its current or future manner of doing business and/or legal costs resulting from pending and future litigation could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

•
The possible development of adverse precedent in litigation or conclusions in professional studies to the effect that radio frequency emissions from wireless devices and/or cell sites cause harmful health consequences, including cancer or tumors, or may interfere with various electronic medical devices such as pacemakers, could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

•
Claims of infringement of intellectual property and proprietary rights of others, primarily involving patent infringement claims, could prevent U.S. Cellular from using necessary technology to provide products or services or subject U.S. Cellular to expensive intellectual property litigation or monetary penalties, which could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

•
There are potential conflicts of interests between TDS and U.S. Cellular.

•
Certain matters, such as control by TDS and provisions in the U.S. Cellular Restated Certificate of Incorporation, may serve to discourage or make more difficult a change in control of U.S. Cellular.

•
Any of the foregoing events or other events could cause revenues, earnings, capital expenditures and/or any other financial or statistical information to vary from U.S. Cellular's forward-looking estimates by a material amount.

See "Risk Factors" in U.S. Cellular's Annual Report on Form 10-K for the year ended December 31, 2012 for a further discussion of these risks. U.S. Cellular undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise. Readers should evaluate any statements in light of these important factors.

 MARKET RISK

Long-Term Debt

As of December 31, 2012, the majority of U.S. Cellular's debt was in the form of fixed-rate notes with original maturities ranging up to 49 years. Fluctuations in market interest rates can lead to significant fluctuations in the fair value of these fixed-rate notes.

The following table presents the scheduled principal payments on long-term debt and capital lease obligations, and the related weighted average interest rates by maturity dates at December 31, 2012:

	Principal Payments Due by Period
(Dollars in millions)	Long-Term Debt Obligations(1)	Weighted-Avg. Interest Rates on Long-Term Debt Obligations(2)
2013	$0.1	9.7%
2014	0.1	9.7%
2015	0.1	9.7%
2016	0.2	9.7%
2017	0.2	9.7%
After 5 years	890.0	6.8%

Total	$890.7	6.8%

(1)
The total long-term debt obligation differs from Long-term debt in the Consolidated Balance Sheet due to the $11.8 million unamortized discount related to the 6.7% Senior Notes. See Note 12—Debt in the Notes to Consolidated Financial Statements for additional information.

(2)
Represents the weighted average interest rates at December 31, 2012, for debt maturing in the respective periods.

Fair Value of Long-Term Debt

At December 31, 2012 and 2011, the estimated fair value of long-term debt obligations, excluding capital lease obligations and the current portion of such long-term debt, was $959.4 million and $899.0 million, respectively. The fair value of long-term debt, excluding capital lease obligations and the current portion of such long-term debt, was estimated using market prices for the 6.95% Senior Notes at December 31, 2012 and 2011 and discounted cash flow analysis for the 6.7% Senior Notes at December 31, 2012 and 2011.

Other Market Risk Sensitive Instruments

The substantial majority of U.S. Cellular's other market risk sensitive instruments (as defined in item 305 of SEC Regulation S-K) are short-term, including Cash and cash equivalents and Short-term investments. The fair value of such instruments is less sensitive to market fluctuations than longer term instruments. Accordingly, U.S. Cellular believes that a significant change in interest rates would not have a material effect on such other market risk sensitive instruments.

United States Cellular Corporation

Consolidated Statement of Operations

Year Ended December 31,	2012	2011	2010
(Dollars and shares in thousands, except per share amounts)
Operating revenues
Service	$4,098,856	$4,053,797	$3,913,001
Equipment sales	353,228	289,549	264,680

Total operating revenues	4,452,084	4,343,346	4,177,681

Operating expenses
System operations (excluding Depreciation, amortization and accretion reported below)	946,805	929,379	854,931
Cost of equipment sold	935,947	791,802	756,290
Selling, general and administrative (including charges from affiliates of $104.3 million, $104.1 million and $107.5 million in 2012, 2011 and 2010)	1,764,933	1,769,701	1,783,315
Depreciation, amortization and accretion	608,633	573,557	570,955
(Gain) loss on asset disposals and exchanges, net	18,088	(1,873)	10,717
(Gain) loss on sale of business and other exit costs, net	21,022	—	—

Total operating expenses	4,295,428	4,062,566	3,976,208

Operating income	156,656	280,780	201,473
Investment and other income (expense)
Equity in earnings of unconsolidated entities	90,364	83,566	97,318
Interest and dividend income	3,644	3,395	3,808
Gain (loss) on investment	(3,718)	11,373	—
Interest expense	(42,393)	(65,614)	(61,555)
Other, net	500	(678)	72

Total investment and other income (expense)	48,397	32,042	39,643

Income before income taxes	205,053	312,822	241,116
Income tax expense	63,977	114,078	81,958

Net income	141,076	198,744	159,158
Less: Net income attributable to noncontrolling interests, net of tax	(30,070)	(23,703)	(23,084)

Net income attributable to U.S. Cellular shareholders	$111,006	$175,041	$136,074

Basic weighted average shares outstanding	84,645	84,877	86,128
Basic earnings per share attributable to U.S. Cellular shareholders	$1.31	$2.06	$1.58

Diluted weighted average shares outstanding	85,067	85,335	86,518
Diluted earnings per share attributable to U.S. Cellular shareholders	$1.30	$2.05	$1.57

The accompanying notes are an integral part of these consolidated financial statements.

United States Cellular Corporation

Consolidated Statement of Cash Flows

Year Ended December 31,	2012	2011	2010
(Dollars in thousands)
Cash flows from operating activities
Net income	$141,076	$198,744	$159,158
Add (deduct) adjustments to reconcile net income to net cash flows from operating activities
Depreciation, amortization and accretion	608,633	573,557	570,955
Bad debts expense	67,372	62,157	76,292
Stock-based compensation expense	21,466	20,183	18,044
Deferred income taxes, net	49,244	203,264	73,727
Equity in earnings of unconsolidated entities	(90,364)	(83,566)	(97,318)
Distributions from unconsolidated entities	84,417	91,768	100,359
(Gain) loss on asset disposals and exchanges, net	18,088	(1,873)	10,717
(Gain) loss on sale of business and other exit costs, net	21,022	—	—
(Gain) loss on investment	3,718	(11,373)	—
Noncash interest expense	(1,822)	10,040	2,540
Other operating activities	546	102	(2,483)
Changes in assets and liabilities from operations
Accounts receivable	(64,816)	(82,175)	(75,252)
Inventory	(28,786)	(14,640)	40,277
Accounts payable—trade	(4,977)	28,410	(52,568)
Accounts payable—affiliate	(1,458)	1,392	(3,940)
Customer deposits and deferred revenues	30,353	34,927	6,180
Accrued taxes	73,064	(39,984)	(70,057)
Accrued interest	167	225	204
Other assets and liabilities	(27,652)	(3,296)	77,552

	899,291	987,862	834,387

Cash flows from investing activities
Cash used for additions to property, plant and equipment	(826,400)	(771,798)	(569,323)
Cash paid for acquisitions and licenses	(122,690)	(23,773)	(17,101)
Cash paid for investments	(120,000)	(110,000)	(250,250)
Cash received for divestitures	49,932	—	—
Cash received for investments	125,000	145,250	60,330
Other investing activities	(2,453)	718	(953)

	(896,611)	(759,603)	(777,297)

Cash flows from financing activities
Repayment of long-term debt	(145)	(330,338)	(316)
Issuance of long-term debt	—	342,000	—
Common shares reissued for benefit plans, net of tax payments	(2,205)	1,935	509
Common shares repurchased	(20,045)	(62,294)	(52,827)
Payment of debt issuance costs	(514)	(11,400)	(2,229)
Distributions to noncontrolling interests	(22,970)	(21,094)	(19,631)
Payments to acquire additional interest in subsidiaries	(3,167)	—	(8,786)
Other financing activities	569	172	114

	(48,477)	(81,019)	(83,166)

Net increase (decrease) in cash and cash equivalents	(45,797)	147,240	(26,076)
Cash and cash equivalents
Beginning of period	424,155	276,915	302,991

End of period	$378,358	$424,155	$276,915

The accompanying notes are an integral part of these consolidated financial statements.

United States Cellular Corporation

Consolidated Balance Sheet—Assets

December 31,	2012	2011
(Dollars in thousands)
Current assets
Cash and cash equivalents	$378,358	$424,155
Short-term investments	100,676	127,039
Accounts receivable
Customers and agents, less allowances of $24,290 and $21,337, respectively	349,424	341,439
Roaming	31,782	36,557
Affiliated	375	621
Other, less allowances of $2,612 and $2,200, respectively	63,639	63,204
Inventory	155,886	127,056
Income taxes receivable	1,612	74,791
Prepaid expenses	62,560	55,980
Net deferred income tax asset	35,419	31,905
Other current assets	16,745	10,096

	1,196,476	1,292,843
Assets held for sale	216,763	49,647
Investments
Licenses	1,456,794	1,470,769
Goodwill	421,743	494,737
Customer lists, net of accumulated amortization of $96,809 and $96,597, respectively	102	314
Investments in unconsolidated entities	144,531	138,096
Notes and interest receivable—long-term	—	1,921
Long-term investments	50,305	30,057

	2,073,475	2,135,894
Property, plant and equipment
In service and under construction	7,478,428	7,008,449
Less: Accumulated depreciation	4,455,840	4,218,147

	3,022,588	2,790,302
Other assets and deferred charges	78,148	59,290

Total assets	$6,587,450	$6,327,976

The accompanying notes are an integral part of these consolidated financial statements.

United States Cellular Corporation

Consolidated Balance Sheet—Liabilities and Equity

December 31,	2012	2011
(Dollars and shares in thousands)
Current liabilities
Current portion of long-term debt	$92	$127
Accounts payable
Affiliated	10,725	12,183
Trade	310,936	303,779
Customer deposits and deferred revenues	192,113	181,355
Accrued taxes	35,834	34,095
Accrued compensation	90,418	69,551
Other current liabilities	114,881	121,190

	754,999	722,280
Liabilities held for sale	19,594	1,051
Deferred liabilities and credits
Net deferred income tax liability	849,818	799,190
Other deferred liabilities and credits	288,441	248,213
Long-term debt	878,858	880,320
Commitments and contingencies
Noncontrolling interests with redemption features	493	1,005
Equity
U.S. Cellular shareholders' equity
Series A Common and Common Shares
Authorized 190,000 shares (50,000 Series A Common and 140,000 Common Shares)
Issued 88,074 shares (33,006 Series A Common and 55,068 Common Shares)
Outstanding 84,168 shares (33,006 Series A Common and 51,162 Common Shares) and 84,557 shares (33,006 Series A Common and 51,551 Common Shares), respectively
Par Value ($1 per share) ($33,006 Series A Common and $55,068 Common Shares)	88,074	88,074
Additional paid-in capital	1,412,453	1,387,341
Treasury Shares, at cost, 3,906 and 3,517 Common Shares, respectively	(165,724)	(152,817)
Retained earnings	2,399,052	2,297,363

Total U.S. Cellular shareholders' equity	3,733,855	3,619,961
Noncontrolling interests	61,392	55,956

Total equity	3,795,247	3,675,917

Total liabilities and equity	$6,587,450	$6,327,976

The accompanying notes are an integral part of these consolidated financial statements.

United States Cellular Corporation
Consolidated Statement of Changes in Equity

	U.S. Cellular Shareholders
(Dollars in thousands)	Series A Common and Common Shares	Additional Paid-In Capital	Treasury Shares	Retained Earnings	Total U.S. Cellular Shareholders' Equity	Noncontrolling Interests	Total Equity
Balance, December 31, 2011	$88,074	$1,387,341	$(152,817)	$2,297,363	$3,619,961	$55,956	$3,675,917
Add (Deduct)
Net income attributable to U.S. Cellular shareholders	—	—	—	111,006	111,006	—	111,006
Net income attributable to noncontrolling interests classified as equity	—	—	—	—	—	30,019	30,019
Repurchase of Common Shares	—	—	(20,045)	—	(20,045)	—	(20,045)
Incentive and compensation plans	—	137	7,138	(9,317)	(2,042)	—	(2,042)
Stock-based compensation awards	—	21,249	—	—	21,249	—	21,249
Tax windfall (shortfall) from stock awards	—	(1,518)	—	—	(1,518)	—	(1,518)
Distributions to noncontrolling interests	—	—	—	—	—	(22,970)	(22,970)
Adjust investment in subsidiaries for noncontrolling interest purchases	—	5,244	—	—	5,244	(1,586)	3,658
Other	—	—	—	—	—	(27)	(27)

Balance, December 31, 2012	$88,074	$1,412,453	$(165,724)	$2,399,052	$3,733,855	$61,392	$3,795,247

The accompanying notes are an integral part of these consolidated financial statements.

United States Cellular Corporation
Consolidated Statement of Changes in Equity

	U.S. Cellular Shareholders
(Dollars in thousands)	Series A Common and Common Shares	Additional Paid-In Capital	Treasury Shares	Retained Earnings	Total U.S. Cellular Shareholders' Equity	Noncontrolling Interests	Total Equity
Balance, December 31, 2010	$88,074	$1,368,487	$(105,616)	$2,135,507	$3,486,452	$53,518	$3,539,970
Add (Deduct)
Net income attributable to U.S. Cellular shareholders	—	—	—	175,041	175,041	—	175,041
Net income attributable to noncontrolling interests classified as equity	—	—	—	—	—	23,532	23,532
Repurchase of Common Shares	—	—	(62,294)	—	(62,294)	—	(62,294)
Incentive and compensation plans	—	57	15,093	(13,185)	1,965	—	1,965
Stock-based compensation awards	—	20,183	—	—	20,183	—	20,183
Tax windfall (shortfall) from stock awards	—	(1,386)	—	—	(1,386)	—	(1,386)
Distributions to noncontrolling interests	—	—	—	—	—	(21,094)	(21,094)

Balance, December 31, 2011	$88,074	$1,387,341	$(152,817)	$2,297,363	$3,619,961	$55,956	$3,675,917

The accompanying notes are an integral part of these consolidated financial statements.

United States Cellular Corporation
Consolidated Statement of Changes in Equity

	U.S. Cellular Shareholders
(Dollars in thousands)	Series A Common and Common Shares	Additional Paid-In Capital	Treasury Shares	Retained Earnings	Total U.S. Cellular Shareholders' Equity	Noncontrolling Interests	Total Equity
Balance, December 31, 2009	$88,074	$1,356,322	$(69,616)	$2,015,752	$3,390,532	$51,701	$3,442,233
Add (Deduct)
Net income attributable to U.S. Cellular shareholders	—	—	—	136,074	136,074	—	136,074
Net income attributable to noncontrolling interests classified as equity	—	—	—	—	—	22,992	22,992
Repurchase of Common Shares	—	—	(52,827)	—	(52,827)	—	(52,827)
Incentive and compensation plans	—	606	16,827	(16,319)	1,114	—	1,114
Stock-based compensation awards	—	18,044	—	—	18,044	—	18,044
Tax windfall (shortfall) from stock awards	—	(2,217)	—	—	(2,217)	—	(2,217)
Distributions to noncontrolling interests	—	—	—	—	—	(19,631)	(19,631)
Adjust investment in subsidiaries for noncontrolling interest purchase	—	(4,268)	—	—	(4,268)	(1,544)	(5,812)

Balance, December 31, 2010	$88,074	$1,368,487	$(105,616)	$2,135,507	$3,486,452	$53,518	$3,539,970

The accompanying notes are an integral part of these consolidated financial statements.

United States Cellular Corporation

Notes to the Consolidated Financial Statements

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS

United States Cellular Corporation ("U.S. Cellular"), a Delaware Corporation, is an 84%-owned subsidiary of Telephone and Data Systems, Inc. ("TDS").

Nature of Operations

U.S. Cellular owns, operates and invests in wireless systems throughout the United States. As of December 31, 2012, U.S. Cellular served 5.8 million customers. U.S. Cellular operates as one reportable segment.

Principles of Consolidation

The accounting policies of U.S. Cellular conform to accounting principles generally accepted in the United States of America ("GAAP") as set forth in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). Unless otherwise specified, references to accounting provisions and GAAP in these notes refer to the requirements of the FASB ASC. The consolidated financial statements include the accounts of U.S. Cellular, its majority-owned subsidiaries, general partnerships in which U.S. Cellular has a majority partnership interest and variable interest entities ("VIEs") in which U.S. Cellular is the primary beneficiary. Both VIE and primary beneficiary represent terms defined by GAAP.

Intercompany accounts and transactions have been eliminated.

Reclassifications

Certain prior year amounts have been reclassified to conform to the 2012 financial statement presentation. These reclassifications did not affect consolidated net income attributable to U.S. Cellular shareholders, cash flows, assets, liabilities or equity for the years presented.

Business Combinations

U.S. Cellular accounts for business combinations at fair value in accordance with the acquisition method. This method requires that the acquirer recognize 100% of the acquiree's assets and liabilities at their fair values on the acquisition date for all acquisitions, whether full or partial. In addition, transaction costs related to acquisitions are expensed.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect (a) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and (b) the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates. Significant estimates are involved in accounting for goodwill and indefinite-lived intangible assets, depreciation, amortization and accretion, allowance for doubtful accounts, loyalty reward points, and income taxes.

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term, highly liquid investments with original maturities of three months or less.

Short-Term and Long-Term Investments

At December 31, 2012 and 2011, U.S. Cellular had $100.7 million and $127.0 million in Short-term investments and $50.3 million and $30.1 million in Long-term investments, respectively. Short-term and

United States Cellular Corporation

Notes to the Consolidated Financial Statements (Continued)

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

Long-term investments consist primarily of U.S. treasuries which are designated as held-to-maturity investments and are recorded at amortized cost in the Consolidated Balance Sheet. For these investments, U.S. Cellular's objective is to earn a higher rate of return on funds that are not anticipated to be required to meet liquidity needs in the near term, while maintaining a low level of investment risk. See Note 3—Fair Value Measurements for additional details on Short-term and Long-term investments.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable consist primarily of amounts owed by customers for wireless services and equipment sales, by agents for sales of equipment to them and by other wireless carriers whose customers have used U.S. Cellular's wireless systems.

The allowance for doubtful accounts is the best estimate of the amount of probable credit losses related to existing accounts receivable. The allowance is estimated based on historical experience and other factors that could affect collectability. Accounts receivable balances are reviewed on either an aggregate or individual basis for collectability depending on the type of receivable. When it is probable that an account balance will not be collected, the account balance is charged against the allowance for doubtful accounts. U.S. Cellular does not have any off-balance sheet credit exposure related to its customers.

The changes in the allowance for doubtful accounts during the years ended December 31, 2012, 2011 and 2010 were as follows:

(Dollars in thousands)	2012	2011	2010
Beginning balance	$23,537	$25,816	$26,624
Additions, net of recoveries	67,372	62,157	76,292
Deductions	(64,007)	(64,436)	(77,100)

Ending balance	$26,902	$23,537	$25,816

Inventory

Inventory consists primarily of wireless devices stated at the lower of cost or market, with cost determined using the first-in, first-out method and market determined by replacement costs or estimated net realizable value.

Fair Value Measurements

Under the provisions of GAAP, fair value is a market-based measurement and not an entity-specific measurement, based on an exchange transaction in which the entity sells an asset or transfers a liability (exit price). The provisions also establish a fair value hierarchy that contains three levels for inputs used in fair value measurements. Level 1 inputs include quoted market prices for identical assets or liabilities in active markets. Level 2 inputs include quoted market prices for similar assets and liabilities in active markets or quoted market prices for identical assets and liabilities in inactive markets. Level 3 inputs are unobservable. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. A financial instrument's level within the fair value hierarchy is not representative of its expected performance or its overall risk profile and, therefore, Level 3 assets are not necessarily higher risk than Level 2 assets or Level 1 assets.

Licenses

Licenses consist of direct and incremental costs incurred in acquiring Federal Communications Commission ("FCC") licenses to provide wireless service.

United States Cellular Corporation

Notes to the Consolidated Financial Statements (Continued)

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

U.S. Cellular has determined that wireless licenses are indefinite-lived intangible assets and, therefore, not subject to amortization based on the following factors:

•
Radio spectrum is not a depleting asset.

•
The ability to use radio spectrum is not limited to any one technology.

•
U.S. Cellular and its consolidated subsidiaries are licensed to use radio spectrum through the FCC licensing process, which enables licensees to utilize specified portions of the spectrum for the provision of wireless service.

•
U.S. Cellular and its consolidated subsidiaries are required to renew their FCC licenses every ten years or, in some cases, every fifteen years. To date, all of U.S. Cellular's license renewal applications have been granted by the FCC. Generally, license renewal applications filed by licensees otherwise in compliance with FCC regulations are routinely granted. If, however, a license renewal application is challenged either by a competing applicant for the license or by a petition to deny the renewal application, the license will be renewed if the licensee can demonstrate its entitlement to a "renewal expectancy." Licensees are entitled to such an expectancy if they can demonstrate to the FCC that they have provided "substantial service" during their license term and have "substantially complied" with FCC rules and policies. U.S. Cellular believes that it is probable that its future license renewal applications will be granted.

Goodwill

U.S. Cellular has Goodwill as a result of its acquisitions of wireless businesses. Such Goodwill represents the excess of the total purchase price over the fair value of net assets acquired in these transactions.

Goodwill and Licenses Impairment Assessment

Goodwill and Licenses must be assessed for impairment annually or more frequently if events or changes in circumstances indicate that such assets might be impaired. U.S. Cellular performs its annual impairment assessment of Goodwill and Licenses as of November 1 of each year.

The impairment test for Goodwill is a two-step process. The first step compares the fair value of the reporting unit to its carrying value. If the carrying amount exceeds the fair value, the second step of the test is performed to measure the amount of impairment loss, if any. The second step compares the implied fair value of reporting unit Goodwill with the carrying amount of that Goodwill. To calculate the implied fair value of Goodwill in this second step, an enterprise allocates the fair value of the reporting unit to all of the assets and liabilities of that reporting unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value was the price paid to acquire the reporting unit. The excess of the fair value of the reporting unit over the amount assigned to the assets and liabilities of the reporting unit is the implied fair value of Goodwill. If the carrying amount of Goodwill exceeds the implied fair value of Goodwill, an impairment loss is recognized for that difference.

The impairment test for an indefinite-lived intangible asset other than Goodwill consists of comparing the fair value of the intangible asset to its carrying amount. If the carrying amount exceeds the fair value, an impairment loss is recognized for the difference.

Quoted market prices in active markets are the best evidence of fair value of an intangible asset or reporting unit and are used when available. If quoted market prices are not available, the estimate of fair value is based on the best information available, including prices for similar assets and the use of other valuation techniques. Other valuation techniques include present value analysis, multiples of earnings or revenues, or similar performance measures. The use of these techniques involve assumptions by

United States Cellular Corporation

Notes to the Consolidated Financial Statements (Continued)

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

management about factors that are uncertain including future cash flows, the appropriate discount rate, and other inputs. Different assumptions for these inputs could create materially different results.

U.S. Cellular tests Goodwill for impairment at the level of reporting referred to as a reporting unit. For purposes of its impairment testing of Goodwill in 2012 and 2011, U.S. Cellular identified five reporting units. The five reporting units represent five geographic groupings of FCC licenses, representing five geographic service areas.

A discounted cash flow approach was used to value each reporting unit for purposes of the Goodwill impairment review by using value drivers and risks specific to the current industry and economic markets. The cash flow estimates incorporated assumptions that market participants would use in their estimates of fair value. Key assumptions made in this process were the discount rate, estimated expected revenue growth rate, projected capital expenditures and the terminal growth rate.

U.S. Cellular tests Licenses for impairment at the level of reporting referred to as a unit of accounting. For purposes of its 2012 impairment testing of Licenses, U.S. Cellular separated its FCC licenses into thirteen units of accounting based on geographic service areas. One unit of accounting includes the licenses to be transferred as a result of the Divestiture Transaction more fully described in Note 7—Acquisitions, Divestitures and Exchanges. For purposes of its 2011 impairment testing of Licenses, U.S. Cellular separated its FCC licenses into twelve units of accounting based on geographic service areas. In both 2012 and 2011 testing, seven of the units of accounting represented geographic groupings of licenses which, because they were not being utilized and, therefore, were not expected to generate cash flows from operating activities in the foreseeable future, were considered separate units of accounting for purposes of impairment testing.

U.S. Cellular estimates the fair value of built licenses for purposes of impairment testing using the build-out method. The build-out method estimates the fair value of Licenses by calculating future cash flows from a hypothetical start-up wireless company and assuming that the only assets available upon formation are the underlying Licenses. To apply this method, a hypothetical build-out of the company's wireless network, infrastructure, and related costs are projected based on market participant information. Calculated cash flows, along with a terminal value, are discounted to the present and summed to determine the estimated fair value.

For units of accounting which consist of unbuilt licenses, U.S. Cellular prepares estimates of fair value by reference to prices paid in recent auctions and market transactions where available. If such information is not available, the fair value of the unbuilt licenses is assumed to change by the same percentage, and in the same direction, that the fair value of built licenses measured using the build-out method changed during the period.

Investments in Unconsolidated Entities

Investments in unconsolidated entities consist of amounts invested in wireless entities in which U.S. Cellular holds a noncontrolling interest. U.S. Cellular follows the equity method of accounting for such investments in which its ownership interest equals or exceeds 20% for corporations and equals or exceeds 3% for partnerships and limited liability companies. The cost method of accounting is followed for such investments in which U.S. Cellular's ownership interest is less than 20% for corporations and is less than 3% for partnerships and limited liability companies and for investments for which U.S. Cellular does not have the ability to exercise significant influence.

For its equity method investments for which financial information is readily available, U.S. Cellular records its equity in the earnings of the entity in the current period. For its equity method investments for which

United States Cellular Corporation

Notes to the Consolidated Financial Statements (Continued)

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

financial information is not readily available, U.S. Cellular records its equity in the earnings of the entity on a one quarter lag basis.

Property, Plant and Equipment

U.S. Cellular's Property, plant and equipment is stated at the original cost of construction or purchase including capitalized costs of certain taxes, payroll-related expenses, interest and estimated costs to remove the assets.

Expenditures that enhance the productive capacity of assets in service or extend their useful lives are capitalized and depreciated. Expenditures for maintenance and repairs of assets in service are charged to System operations expense or Selling, general and administrative expense, as applicable. Retirements and disposals of assets are recorded by removing the original cost of the asset (along with the related accumulated depreciation) from plant in service and charging it, together with removal cost less any salvage realized, to (Gain) loss on asset disposals and exchanges, net.

Costs of developing new information systems are capitalized and amortized over their expected economic useful lives.

Depreciation

Depreciation is provided using the straight-line method over the estimated useful life of the assets.

U.S. Cellular depreciates leasehold improvement assets associated with leased properties over periods ranging from one to thirty years; such periods approximate the shorter of the assets' economic lives or the specific lease terms.

Useful lives of specific assets are reviewed throughout the year to determine if changes in technology or other business changes would warrant accelerating the depreciation of those specific assets. Due to the Divestiture Transaction more fully described in Note 7—Acquisitions, Divestitures and Exchanges, U.S. Cellular changed the useful lives of certain assets in 2012. There were no material changes to useful lives of property, plant and equipment in 2011 or 2010.

Impairment of Long-lived Assets

U.S. Cellular reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the assets might be impaired. The impairment test for tangible long-lived assets is a two-step process. The first step compares the carrying value of the asset (or asset group) with the estimated undiscounted cash flows over the remaining asset (or asset group) life. If the carrying value of the asset (or asset group) is greater than the undiscounted cash flows, the second step of the test is performed to measure the amount of impairment loss. The second step compares the carrying value of the asset to its estimated fair value. If the carrying value exceeds the estimated fair value (less cost to sell), an impairment loss is recognized for the difference.

Quoted market prices in active markets are the best evidence of fair value of a tangible long-lived asset and are used when available. If quoted market prices are not available, the estimate of fair value is based on the best information available, including prices for similar assets and the use of other valuation techniques. A present value analysis of cash flow scenarios is often the best available valuation technique. The use of this technique involves assumptions by management about factors that are uncertain including future cash flows, the appropriate discount rate and other inputs. Different assumptions for these inputs could create materially different results.

United States Cellular Corporation

Notes to the Consolidated Financial Statements (Continued)

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

Agent Liabilities

U.S. Cellular has relationships with agents, which are independent businesses that obtain customers for U.S. Cellular. At December 31, 2012 and 2011, U.S. Cellular had accrued $88.2 million and $75.3 million, respectively, for amounts due to agents. This amount is included in Other current liabilities in the Consolidated Balance Sheet.

Other Assets and Deferred Charges

Other assets and deferred charges include legal fees and other charges related to U.S. Cellular's various borrowing instruments, and are amortized over the respective term of each instrument. The amounts for deferred charges included in the Consolidated Balance Sheet at December 31, 2012 and 2011, are shown net of accumulated amortization of $12.7 million and $9.6 million, respectively.

Asset Retirement Obligations

U.S. Cellular operates cell sites, retail stores and office spaces in its operating markets. A majority of these sites, stores and office spaces are leased. Most of these leases contain terms which require or may require U.S. Cellular to return the leased property to its original condition at the lease expiration date.

U.S. Cellular accounts for asset retirement obligations by recording the fair value of a liability for legal obligations associated with an asset retirement in the period in which the obligations are incurred. At the time the liability is incurred, U.S. Cellular records a liability equal to the net present value of the estimated cost of the asset retirement obligation and increases the carrying amount of the related long-lived asset by an equal amount. The liability is accreted to its present value over a period ending with the estimated settlement date of the respective asset retirement obligation. The carrying amount of the long-lived asset is depreciated over the useful life of the asset. Upon settlement of the obligation, any difference between the cost to retire the asset and the recorded liability (including accretion of discount) is recognized in the Consolidated Statement of Operations.

Treasury Shares

Common Shares repurchased by U.S. Cellular are recorded at cost as treasury shares and result in a reduction of equity. Treasury shares are reissued as part of U.S. Cellular's stock-based compensation programs. When treasury shares are reissued, U.S. Cellular determines the cost using the first-in, first-out cost method. The difference between the cost of the treasury shares and reissuance price is included in Additional paid-in capital or Retained earnings.

Revenue Recognition

Revenues from wireless operations consist primarily of:

•
Charges for access, airtime, roaming, long distance, data and other value added services provided to U.S. Cellular's retail customers and to end users through third-party resellers;

•
Charges to carriers whose customers use U.S. Cellular's systems when roaming;

•
Sales of equipment and accessories;

•
Amounts received from the Universal Service Fund ("USF") in states where U.S. Cellular has been designated an Eligible Telecommunications Carrier ("ETC"); and

•
Redemptions of loyalty reward points for products or services.

United States Cellular Corporation

Notes to the Consolidated Financial Statements (Continued)

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

Revenues related to wireless services and other value added services are recognized as services are rendered. Revenues billed in advance or in arrears of the services being provided are estimated and deferred or accrued, as appropriate.

Revenues from sales of equipment and accessories are recognized when title and risk of loss passes to the agent or end-user customer.

U.S. Cellular allocates revenue to each element of multiple element service offerings using the relative selling price method. Under this method, arrangement consideration, which consists of the amounts billed to the customer net of any cash-based discounts, is allocated to each element on the basis of its relative selling price on a stand-alone basis. Such stand-alone selling price is determined in accordance with the following hierarchy:

•
U.S. Cellular-specific objective evidence of stand-alone selling price, if available; otherwise

•
Third-party evidence of selling price, if it is determinable; otherwise

•
A best estimate of stand-alone selling price.

U.S. Cellular estimates stand-alone selling prices of the elements of its service offerings as follows:

•
Wireless services—Based on the actual selling price U.S. Cellular offers when such plan is sold on a stand-alone basis, or if the plan is not sold on a stand-alone basis, U.S. Cellular's estimate of the price of such plan based on similar plans that are sold on a stand-alone basis.

•
Wireless devices—Based on the selling price of the respective wireless device when it is sold on a stand-alone basis.

•
Phone Replacement—Based on U.S. Cellular's estimate of the price of this service if it were sold on a stand-alone basis, which was calculated by estimating the cost of this program plus a reasonable margin.

•
Loyalty reward points—By estimating the retail price of the products and services for which points may be redeemed and dividing such amount by the number of loyalty points required to receive such products and services. This is calculated on a weighted average basis and requires U.S. Cellular to estimate the percentage of loyalty points that will be redeemed for each product or service.

U.S. Cellular follows the deferred revenue method of accounting for its loyalty reward program. Under this method, revenue allocated to loyalty reward points is fully deferred as U.S. Cellular does not have sufficient historical data in which to estimate any portion of loyalty reward points that will not be redeemed. Revenue is recognized at the time of customer redemption or when such points have been depleted via a maintenance charge. U.S. Cellular periodically reviews and will revise the redemption and depletion rates as appropriate based on history and related future expectations. As of December 31, 2012 and 2011, U.S. Cellular had deferred revenue related to loyalty reward points outstanding of $56.6 million and $38.9 million, respectively. These amounts are recorded in Customer deposits and deferred revenues (a current liability account) in the Consolidated Balance Sheet, as customers may redeem their reward points within the current period.

Cash-based discounts and incentives, including discounts to customers who pay their bills through the use of on-line bill payment methods, are recognized as a reduction of Operating revenues concurrently with the associated revenue, and are allocated to the various products and services in the bundled offering based on their respective relative selling price.

In order to provide better control over wireless device quality, U.S. Cellular sells wireless devices to agents. U.S. Cellular pays rebates to agents at the time an agent activates a new customer or retains an existing customer in a transaction involving a wireless device. U.S. Cellular accounts for these rebates by

United States Cellular Corporation

Notes to the Consolidated Financial Statements (Continued)

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

reducing revenues at the time of the wireless device sale to the agent rather than at the time the agent activates a new customer or retains a current customer. Similarly, U.S. Cellular offers certain wireless device sales rebates and incentives to its retail customers and records the revenue net of the corresponding rebate or incentive. The total potential rebates and incentives are reduced by U.S. Cellular's estimate of rebates that will not be redeemed by customers based on historical experience of such redemptions.

Prior to July 1, 2012, U.S. Cellular charged a service activation fee to customers. Activation fees charged at agent locations with the sale of service only, where U.S. Cellular did not sell a wireless device to the customer, were deferred and recognized over the average customer life. On July 1, 2012, U.S. Cellular discontinued the service activation fee and began charging a device activation fee. Device activation fees charged at agent locations, where U.S. Cellular does not also sell a wireless device to the customer, are deferred and recognized over the average device life. Device activation fees charged as a result of handset sales at Company-owned retail stores are recognized at the time the handset is delivered to the customer. GAAP requires that activation fees charged with the sale of equipment and service be allocated to the equipment and service based upon the relative selling prices of each item. This generally results in the recognition of the activation fee as additional wireless device revenue at the time of sale.

ETC revenues recognized in the reporting period represent the amounts which U.S. Cellular is entitled to receive for such period, as determined and approved in connection with U.S. Cellular's designation as an ETC in various states.

Amounts Collected from Customers and Remitted to Governmental Authorities

U.S. Cellular records amounts collected from customers and remitted to governmental authorities net within a tax liability account if the tax is assessed upon the customer and U.S. Cellular merely acts as an agent in collecting the tax on behalf of the imposing governmental authority. If the tax is assessed upon U.S. Cellular, then amounts collected from customers as recovery of the tax are recorded in Service revenues and amounts remitted to governmental authorities are recorded in Selling, general and administrative expenses in the Consolidated Statement of Operations. The amounts recorded gross in revenues that are billed to customers and remitted to governmental authorities totaled $135.7 million, $125.2 million and $137.6 million for 2012, 2011 and 2010, respectively.

Advertising Costs

U.S. Cellular expenses advertising costs as incurred. Advertising costs totaled $227.0 million, $257.8 million and $265.2 million in 2012, 2011 and 2010, respectively.

Income Taxes

U.S. Cellular is included in a consolidated federal income tax return with other members of the TDS consolidated group. TDS and U.S. Cellular are parties to a Tax Allocation Agreement which provides that U.S. Cellular and its subsidiaries be included with the TDS affiliated group in a consolidated federal income tax return and in state income or franchise tax returns in certain situations. For financial statement purposes, U.S. Cellular and its subsidiaries calculate their income, income taxes and credits as if they comprised a separate affiliated group. Under the Tax Allocation Agreement, U.S. Cellular remits its applicable income tax payments to TDS. U.S. Cellular had a tax payable balance with TDS of $1.1 million and a tax receivable balance of $73.7 million as of December 31, 2012 and 2011, respectively.

Deferred taxes are computed using the liability method, whereby deferred tax assets are recognized for future deductible temporary differences and operating loss carryforwards, and deferred tax liabilities are recognized for future taxable temporary differences. Both deferred tax assets and liabilities are measured

United States Cellular Corporation

Notes to the Consolidated Financial Statements (Continued)

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

using the tax rates anticipated to be in effect when the temporary differences reverse. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. U.S. Cellular evaluates income tax uncertainties, assesses the probability of the ultimate settlement with the applicable taxing authority and records an amount based on that assessment.

Stock-Based Compensation

U.S. Cellular has established a long-term incentive plan and a Non-Employee Director compensation plan, and previously had an employee stock purchase plan before this was terminated in the fourth quarter of 2011. Also, U.S. Cellular employees were eligible to participate in the TDS employee stock purchase plan before this was terminated in the fourth quarter of 2011. These plans are described more fully in Note 15—Stock-based Compensation. These plans are considered compensatory plans and, therefore, recognition of compensation cost for grants made under these plans is required.

U.S. Cellular values its share-based payment transactions using a Black-Scholes valuation model. Stock-based compensation cost recognized during the period is based on the portion of the share-based payment awards that is ultimately expected to vest. Accordingly, stock-based compensation cost recognized has been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Pre-vesting forfeitures and expected life are estimated based on historical experience related to similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior. U.S. Cellular believes that its historical experience provides the best estimates of future pre-vesting forfeitures and future expected life. The expected volatility assumption is based on the historical volatility of U.S. Cellular's common stock over a period commensurate with the expected life. The dividend yield assumption is zero because U.S. Cellular has never paid a dividend and has expressed its intention to retain all future earnings in the business. The risk-free interest rate assumption is determined using the U.S. Treasury Yield Curve Rate with a term length that approximates the expected life of the stock options.

Compensation cost for stock option awards is recognized over the respective requisite service period of the awards, which is generally the vesting period, on a straight-line basis for each separate vesting portion of the awards as if the awards were, in-substance, multiple awards (graded vesting attribution method).

Defined Contribution Plans

U.S. Cellular participates in a qualified noncontributory defined contribution pension plan sponsored by TDS; such plan provides pension benefits for the employees of U.S. Cellular and its subsidiaries. Under this plan, pension benefits and costs are calculated separately for each participant and are funded currently. Pension costs were $12.4 million, $11.6 million and $11.6 million in 2012, 2011 and 2010, respectively.

U.S. Cellular also participates in a defined contribution retirement savings plan ("401(k) plan") sponsored by TDS. Total costs incurred from U.S. Cellular's contributions to the 401(k) plan were $17.1 million, $15.5 million and $15.3 million in 2012, 2011 and 2010, respectively.

United States Cellular Corporation

Notes to the Consolidated Financial Statements (Continued)

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

Operating Leases

U.S. Cellular is a party to various lease agreements for office space, retail stores, cell sites and equipment that are accounted for as operating leases. Certain leases have renewal options and/or fixed rental increases. Renewal options that are reasonably assured of exercise are included in determining the lease term. U.S. Cellular accounts for certain operating leases that contain rent abatements, lease incentives and/or fixed rental increases by recognizing lease revenue and expense on a straight-line basis over the lease term.

Recent Accounting Pronouncements

On July 27, 2012, the FASB issued Accounting Standards Update 2012-02, Intangibles—Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment ("ASU 2012-02"). ASU 2012-02 is intended to reduce the cost and complexity of the annual indefinite-lived intangible assets impairment testing by providing entities an option to perform a "qualitative" assessment to determine whether further impairment testing is necessary. As such, there is the possibility that quantitative assessments would not need to be performed if it is more likely than not that no impairment exists. U.S. Cellular is required to adopt the provisions of ASU 2012-02 as of January 1, 2013. Early adoption is permitted. The adoption of ASU 2012-02 is not expected to have a significant impact on U.S. Cellular's financial position or results of operations.

NOTE 2 NONCONTROLLING INTERESTS

U.S. Cellular's consolidated financial statements include certain noncontrolling interests that meet the GAAP definition of mandatorily redeemable financial instruments. These mandatorily redeemable noncontrolling interests represent interests held by third parties in consolidated partnerships and limited liability companies ("LLCs"), where the terms of the underlying partnership or LLC agreement provide for a defined termination date at which time the assets of the subsidiary are to be sold, the liabilities are to be extinguished and the remaining net proceeds are to be distributed to the noncontrolling interest holders and U.S. Cellular in accordance with the respective partnership and LLC agreements. The termination dates of these mandatorily redeemable noncontrolling interests range from 2085 to 2107.

The settlement value or estimate of cash that would be due and payable to settle these noncontrolling interests assuming an orderly liquidation of the finite-lived consolidated partnerships and LLCs on December 31, 2012, net of estimated liquidation costs, is $159.2 million. This amount excludes redemption amounts recorded in Noncontrolling interests with redemption features in the Consolidated Balance Sheet. The estimate of settlement value was based on certain factors and assumptions which are subjective in nature. Changes in those factors and assumptions could result in a materially larger or smaller settlement amount. U.S. Cellular currently has no plans or intentions relating to the liquidation of any of the related partnerships or LLCs prior to their scheduled termination dates. The corresponding carrying value of the mandatorily redeemable noncontrolling interests in finite-lived consolidated partnerships and LLCs at December 31, 2012 was $57.5 million, and is included in Noncontrolling interests in the Consolidated Balance Sheet. The excess of the aggregate settlement value over the aggregate carrying value of these mandatorily redeemable noncontrolling interests is primarily due to the unrecognized appreciation of the noncontrolling interest holders' share of the underlying net assets in the consolidated partnerships and LLCs. Neither the noncontrolling interest holders' share, nor U.S. Cellular's share, of the appreciation of the underlying net assets of these subsidiaries is reflected in the consolidated financial statements.

United States Cellular Corporation

Notes to the Consolidated Financial Statements (Continued)

NOTE 3 FAIR VALUE MEASUREMENTS

As of December 31, 2012 and 2011, U.S. Cellular did not have any financial assets or liabilities that were required to be recorded at fair value in its Consolidated Balance Sheet in accordance with GAAP. However, U.S. Cellular has applied the provisions of fair value accounting for purposes of computing the fair value of financial instruments for disclosure purposes as displayed below.

		December 31, 2012		December 31, 2011
	Level within the Fair Value Hierarchy
(Dollars in thousands)		Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	1	$378,358	$378,358	$424,155	$424,155
Short-term investments(1)(2)
Government-backed securities(3)	1	100,676	100,676	127,039	127,039
Long-term investments(1)(4)
Government-backed securities(3)	1	50,305	50,339	30,057	30,140
Long-term debt(5)
6.95% Senior Notes	1	342,000	376,610	342,000	364,162
6.7% Senior Notes	2	532,194	582,744	534,111	534,860

(1)
Designated as held-to-maturity investments and are recorded at amortized cost in the Consolidated Balance Sheet.

(2)
Maturities are less than twelve months from the respective balance sheet dates.

(3)
Includes U.S. treasuries and corporate notes guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.

(4)
Maturities range between 14 and 23 months from the balance sheet date.

(5)
Excludes capital lease obligations and current portion of Long-term debt.

The fair values of Cash and cash equivalents and Short-term investments approximate their book values due to the short-term nature of these financial instruments. The fair values of Long-term investments were estimated using quoted market prices for the individual issuances. The fair value of Long-term debt, excluding capital lease obligations and the current portion of such Long-term debt, was estimated using market prices for the 6.95% Senior Notes, and discounted cash flow analysis using an estimated yield to maturity of 6.09% and 6.85% for the 6.7% Senior Notes at December 31, 2012 and 2011, respectively.

NOTE 4 INCOME TAXES

U.S. Cellular's income taxes balances at December 31, 2012 and 2011 were as follows:

December 31,	2012	2011
(Dollars in thousands)
Federal income taxes receivable (payable)	$(1,614)	$73,525
State income taxes receivable	1,612	1,266

United States Cellular Corporation

Notes to the Consolidated Financial Statements (Continued)

NOTE 4 INCOME TAXES (Continued)

Income tax expense (benefit) is summarized as follows:

Year Ended December 31,	2012	2011	2010
(Dollars in thousands)
Current
Federal	$10,547	$(90,235)	$19,290
State	4,186	1,049	(11,059)
Deferred
Federal	54,490	187,581	57,759
State	(5,246)	15,683	15,968

	$63,977	$114,078	$81,958

A reconciliation of U.S. Cellular's income tax expense computed at the statutory rate to the reported income tax expense, and the statutory federal income tax expense rate to U.S. Cellular's effective income tax expense rate is as follows:

	2012		2011		2010
Year Ended December 31,	Amount	Rate	Amount	Rate	Amount	Rate
(Dollars in millions)
Statutory federal income tax expense and rate	$71.8	35.0%	$109.5	35.0%	$84.4	35.0%
State income taxes, net of federal benefit(1)	3.7	1.8	4.5	1.4	5.0	2.1
Effect of noncontrolling interests	(6.3)	(3.1)	(4.9)	(1.6)	(4.6)	(1.9)
Correction of deferred taxes(2)	(5.3)	(2.6)	6.1	2.0	—	—
Other differences, net	0.1	0.1	(1.1)	(0.3)	(2.8)	(1.2)

Total income tax expense and rate	$64.0	31.2%	$114.1	36.5%	$82.0	34.0%

(1)
Net state income taxes include changes in the valuation allowance. The 2011 benefit primarily relates to the ability to utilize net operating losses as a result of state income tax law changes. In addition, state tax benefits related to the settlement of state tax audits and the expiration of statutes of limitations are included in 2012, 2011 and 2010.

(2)
U.S. Cellular recorded immaterial adjustments to correct deferred tax balances in 2012 and 2011 related to tax basis adjustments and law changes that related to periods prior to 2012 and 2011, respectively.

U.S. Cellular's current Net deferred income tax asset totaled $35.4 million and $31.9 million at December 31, 2012 and 2011, respectively, and primarily represents the deferred tax effects of accrued liabilities and the allowance for doubtful accounts on customer receivables.

United States Cellular Corporation

Notes to the Consolidated Financial Statements (Continued)

NOTE 4 INCOME TAXES (Continued)

U.S. Cellular's noncurrent deferred income tax assets and liabilities at December 31, 2012 and 2011 and the temporary differences that gave rise to them were as follows:

December 31,	2012	2011
(Dollars in thousands)
Noncurrent deferred tax assets
Net operating loss ("NOL") carryforwards	$63,240	$48,565
Stock-based compensation	22,411	19,079
Compensation and benefits—other	13,673	2,985
Deferred rent	15,822	12,656
Other	25,432	20,554

	140,578	103,839
Less valuation allowance	(40,208)	(29,262)

Total noncurrent deferred tax assets	100,370	74,577
Noncurrent deferred tax liabilities
Property, plant and equipment	527,547	482,433
Licenses/intangibles	294,738	267,344
Partnership investments	124,221	120,941
Other	3,682	3,049

Total noncurrent deferred tax liabilities	950,188	873,767

Net noncurrent deferred income tax liability	$849,818	$799,190

At December 31, 2012, U.S. Cellular and certain subsidiaries had $1,152.0 million of state NOL carryforwards (generating a $54.4 million deferred tax asset) available to offset future taxable income. The state NOL carryforwards expire between 2013 and 2032. Certain subsidiaries had federal NOL carryforwards (generating a $8.8 million deferred tax asset) available to offset their future taxable income. The federal NOL carryforwards expire between 2013 and 2032. A valuation allowance was established for certain state NOL carryforwards and federal NOL carryforwards since it is more likely than not that a portion of such carryforwards will expire before they can be utilized.

A summary of U.S. Cellular's deferred tax asset valuation allowance is as follows:

(Dollars in thousands)	2012	2011	2010
Balance at January 1,	$30,261	$29,891	$19,234
Charged to income tax expense	3,033	(1,450)	(832)
Charged to other accounts	8,001	1,820	11,489

Balance at December 31,	$41,295	$30,261	$29,891

As of December 31, 2012, the valuation allowance reduced current deferred tax assets by $1.1 million and noncurrent deferred tax assets by $40.2 million.

United States Cellular Corporation

Notes to the Consolidated Financial Statements (Continued)

NOTE 4 INCOME TAXES (Continued)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(Dollars in thousands)	2012	2011	2010
Unrecognized tax benefits balance at January 1,	$28,745	$32,547	$34,442
Additions for tax positions of current year	6,656	4,487	5,119
Additions for tax positions of prior years	854	332	550
Reductions for tax positions of prior years	(115)	(1,104)	(1,560)
Reductions for settlements of tax positions	—	(244)	(5,938)
Reductions for lapses in statutes of limitations	(9,680)	(7,273)	(66)

Unrecognized tax benefits balance at December 31,	$26,460	$28,745	$32,547

Unrecognized tax benefits are included in Accrued taxes and Other deferred liabilities and credits in the Consolidated Balance Sheet. If these benefits were recognized, they would have reduced income tax expense in 2012, 2011 and 2010 by $17.2 million, $18.7 million and $21.1 million, respectively, net of the federal benefit from state income taxes.

As of December 31, 2012, U.S. Cellular believes it is reasonably possible that unrecognized tax benefits could decrease by approximately $4.9 million in the next twelve months. The nature of the uncertainty primarily relates to state income tax positions and their resolution or the expiration of statutes of limitation.

U.S. Cellular recognizes accrued interest and penalties related to unrecognized tax benefits in Income tax expense. The amounts charged to Income tax expense related to interest and penalties resulted in a benefit in 2012 of $2.2 million, a benefit of $2.6 million in 2011 and expense of $3.0 million in 2010, respectively. Net accrued interest and penalties were $12.8 million and $15.6 million at December 31, 2012 and 2011, respectively.

U.S. Cellular is included in TDS' consolidated federal income tax return. U.S. Cellular also files various state and local income tax returns. The TDS consolidated group remains subject to federal income tax audits for the tax years after 2009. With only a few exceptions, TDS is no longer subject to state income tax audits for years prior to 2008.

NOTE 5 VARIABLE INTEREST ENTITIES (VIEs)

Consolidated VIEs

As of December 31, 2012, U.S. Cellular holds a variable interest in and consolidates the following VIEs under GAAP:

•
Aquinas Wireless L.P. ("Aquinas Wireless"); and

•
King Street Wireless L.P. ("King Street Wireless") and King Street Wireless, Inc., the general partner of King Street Wireless.

From time to time, the FCC conducts auctions through which additional spectrum is made available for the provision of wireless services. U.S. Cellular participated in spectrum auctions indirectly through interests that it held at the time in Aquinas Wireless, King Street Wireless, Barat Wireless L.P. ("Barat Wireless") and Carroll Wireless L.P. ("Carroll Wireless"), collectively, the "limited partnerships." Each limited partnership participated in and was awarded spectrum licenses in one of four separate spectrum auctions (FCC Auctions 78, 73, 66 and 58). Each limited partnership qualified as a "designated entity" and thereby was eligible for bidding credits with respect to licenses purchased in accordance with the rules defined by the FCC for each auction. In most cases, the bidding credits resulted in a 25% discount from the gross winning bid.

United States Cellular Corporation

Notes to the Consolidated Financial Statements (Continued)

NOTE 5 VARIABLE INTEREST ENTITIES (VIEs) (Continued)

On September 7, 2012, U.S. Cellular acquired 100% of the ownership interest in Barat Wireless, Inc., the general partner of Barat Wireless, for an immaterial amount. On December 5, 2012, U.S. Cellular acquired 100% of the ownership interest in Carroll PCS, Inc., the general partner of Carroll Wireless, for an immaterial amount. Prior to these acquisitions, U.S. Cellular consolidated Barat Wireless, Barat Wireless, Inc., Carroll Wireless, and Carroll PCS, Inc. as VIEs. Subsequent to the acquisition dates these entities ceased to be VIEs but continue to be consolidated based on U.S. Cellular's controlling financial interest in the entities.

The power to direct the activities that most significantly impact the economic performance of Aquinas Wireless and King Street Wireless is shared. Specifically, the general partner of these VIEs has the exclusive right to manage, operate and control the limited partnerships and make all decisions to carry on the business of the partnerships; however, the general partner of each partnership needs consent of the limited partner, a U.S. Cellular subsidiary, to sell or lease certain licenses, to make certain large expenditures, admit other partners or liquidate the limited partnerships. Although the power to direct the activities of the VIEs is shared, U.S. Cellular has a disproportionate level of exposure to the variability associated with the economic performance of the VIEs, indicating that U.S. Cellular is the primary beneficiary of the VIEs in accordance with GAAP. Accordingly, these VIEs are consolidated.

U.S. Cellular's capital contributions and advances made to VIEs totaled $10.0 million and $15.8 million in the years ended December 31, 2012 and 2011, respectively.

The following table presents the classification of the consolidated VIEs' assets and liabilities in U.S. Cellular's Consolidated Balance Sheet.

December 31,	2012	2011
(Dollars in thousands)
Assets
Cash and cash equivalents	$5,849	$12,086
Other current assets	120	47
Licenses	308,091	483,059
Property, plant and equipment, net	16,443	9,450
Other assets and deferred charges	887	153

Total assets	$331,390	$504,795

Liabilities
Current liabilities	$1,013	$957
Deferred liabilities and credits	3,024	—

Total liabilities	$4,037	$957

Other Related Matters

U.S. Cellular may agree to make additional capital contributions and/or advances to Aquinas Wireless and King Street Wireless and/or to their general partners to provide additional funding for the development of licenses granted in the various auctions. U.S. Cellular may finance such amounts with a combination of cash on hand, borrowings under its revolving credit agreement and/or long-term debt. There is no assurance that U.S. Cellular will be able to obtain additional financing on commercially reasonable terms or at all to provide such financial support.

The limited partnership agreements of Aquinas Wireless and King Street Wireless also provide the general partner with a put option whereby the general partner may require the limited partner, a subsidiary of U.S. Cellular, to purchase its interest in the limited partnership. The general partner's put

United States Cellular Corporation

Notes to the Consolidated Financial Statements (Continued)

NOTE 5 VARIABLE INTEREST ENTITIES (VIEs) (Continued)

options related to its interests in King Street Wireless and Aquinas Wireless will become exercisable in 2019 and 2020, respectively. The put option price is determined pursuant to a formula that takes into consideration fixed interest rates and the market value of U.S. Cellular's Common Shares. Upon exercise of the put option, the general partner is required to repay borrowings due to U.S. Cellular. If the general partner does not elect to exercise its put option, the general partner may trigger an appraisal process in which the limited partner (a subsidiary of U.S. Cellular) may have the right, but not the obligation, to purchase the general partner's interest in the limited partnership at a price and on other terms and conditions specified in the limited partnership agreement. In accordance with requirements under GAAP, U.S. Cellular is required to calculate a theoretical redemption value for all of the put options assuming they are exercisable at the end of each reporting period, even though such exercise is not contractually permitted. Pursuant to GAAP, this theoretical redemption value, net of amounts payable to U.S. Cellular for loans and accrued interest thereon made by U.S. Cellular to the general partners the ("net put value"), was $0.5 million at December 31, 2012. At December 31, 2011, the net put value was $1.0 million and also included the theoretical redemption value of the put options held by the general partners of Barat Wireless and Carroll Wireless, which were consolidated as VIEs on that date. The net put value is recorded as Noncontrolling interests with redemption features in U.S. Cellular's Consolidated Balance Sheet. Also in accordance with GAAP, changes in the redemption value of the put options, net of interest accrued on the loans, are recorded as a component of Net income attributable to noncontrolling interests, net of tax, in U.S. Cellular's Consolidated Statements of Operations.

Aquinas Wireless and King Street Wireless were formed to participate in FCC auctions of wireless spectrum and to fund, establish, and provide wireless service with respect to any FCC licenses won in the auctions. As such, these entities have risks similar to those described in the "Risk Factors" in U.S. Cellular's Annual Report on Form 10-K.

U.S. Cellular began offering fourth generation Long-term Evolution ("4G LTE") service in certain cities within its service areas during the first quarter of 2012 and has plans to continue the deployment of 4G LTE. U.S. Cellular currently provides 4G LTE service in conjunction with King Street Wireless. Aquinas Wireless is still in the process of developing long-term business plans.

NOTE 6 EARNINGS PER SHARE

Basic earnings per share attributable to U.S. Cellular shareholders is computed by dividing Net income attributable to U.S. Cellular shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share attributable to U.S. Cellular shareholders is computed by dividing Net income attributable to U.S. Cellular shareholders by the weighted average number of common shares outstanding during the period adjusted to include the effects of potentially dilutive securities. Potentially dilutive securities primarily include incremental shares issuable upon exercise of outstanding stock options and the vesting of restricted stock units.

United States Cellular Corporation

Notes to the Consolidated Financial Statements (Continued)

NOTE 6 EARNINGS PER SHARE (Continued)

The amounts used in computing Earnings per Common and Series A Common Share and the effects of potentially dilutive securities on the weighted average number of Common and Series A Common Shares are as follows:

Year ended December 31,	2012	2011	2010
(Dollars and shares in thousands, except earnings per share)
Net income attributable to U.S. Cellular shareholders	$111,006	$175,041	$136,074

Weighted average number of shares used in basic earnings per share	84,645	84,877	86,128
Effect of dilutive securities:
Stock options	58	114	89
Restricted stock units	364	344	301

Weighted average number of shares used in diluted earnings per share	85,067	85,335	86,518

Basic earnings per share attributable to U.S. Cellular shareholders	$1.31	$2.06	$1.58

Diluted earnings per share attributable to U.S. Cellular shareholders	$1.30	$2.05	$1.57

Certain Common Shares issuable upon the exercise of stock options or vesting of restricted stock units were not included in average diluted shares outstanding for the calculation of Diluted earnings per share because their effects were antidilutive. The number of such Common Shares excluded is shown in the table below.

(Shares in thousands)	2012	2011	2010
Stock options	2,452	1,399	1,771
Restricted stock units	318	215	224

NOTE 7 ACQUISITIONS, DIVESTITURES AND EXCHANGES

U.S. Cellular assesses its existing wireless interests on an ongoing basis with a goal of improving the competitiveness of its operations and maximizing its long-term return on capital. As part of this strategy, U.S. Cellular reviews attractive opportunities to acquire additional wireless operating markets and wireless spectrum. In addition, U.S. Cellular may seek to divest outright or include in exchanges for other wireless interests those interests that are not strategic to its long-term success.

Divestiture Transaction

On November 6, 2012, U.S. Cellular entered into a Purchase and Sale Agreement with subsidiaries of Sprint Nextel Corporation ("Sprint"). The Purchase and Sale Agreement provides that U.S. Cellular will transfer customers and certain PCS license spectrum to Sprint in U.S. Cellular's Chicago, central Illinois, St. Louis and certain Indiana/Michigan/Ohio markets ("Divestiture Markets") in consideration for $480 million in cash at closing, subject to pro-rations of certain assets and liabilities. The Purchase and Sale Agreement also contemplates certain other agreements, collectively referred to as the "Divestiture Transaction."

U.S. Cellular will retain other assets and liabilities related to the Divestiture Markets, including network assets, retail stores and related equipment, and other buildings and facilities. The transaction does not affect spectrum licenses held by U.S. Cellular or VIEs that are not currently used in the operations of the Divestiture Markets. The Purchase and Sale Agreement also contemplates certain other agreements, including customer and network transition services agreements, which will require that U.S. Cellular provide customer, billing and network services to Sprint for a period of up to 24 months after the closing

United States Cellular Corporation

Notes to the Consolidated Financial Statements (Continued)

NOTE 7 ACQUISITIONS, DIVESTITURES AND EXCHANGES (Continued)

date. Sprint will reimburse U.S. Cellular for providing such services at an amount equal to U.S. Cellular's cost, including applicable overhead allocations. In addition, these agreements will require Sprint to reimburse U.S. Cellular up to $200 million for certain network decommissioning costs, network site lease rent and termination costs, network access termination costs, and employee termination benefits for specified engineering employees.

Financial impacts of the Divestiture Transaction are classified in the Consolidated Statement of Operations within Operating income. The table below describes the amounts U.S. Cellular expects to recognize in the Consolidated Statement of Operations between the date the Purchase and Sale Agreement was signed and the end of the transition services period, and the actual amounts incurred during the year ended December 31, 2012, as a result of the transaction.

(Dollars in thousands)	Expected Period of Realization / Incurrence(1)	Projected Range		Actual Amount Incurred Year Ended December 31, 2012
(Gain) loss on sale of business and other exit costs, net
Proceeds from Sprint
Purchase price	2013	$(480,000)	$(480,000)	$—
Reimbursement of transition and exit costs	2013-2014	(150,000)	(200,000)	—
Net assets transferred	2013	210,000	230,000	—
Non-cash charges for the write-off and write-down of property under construction and related assets	2012-2013	5,000	15,000	10,672
Employee related costs including severance, retention and outplacement	2012-2014	15,000	25,000	12,609
Contract termination costs	2012-2014	125,000	175,000	59
Transaction costs	2012-2013	3,000	5,000	1,137

Total (Gain) loss on sale of business and other exit costs, net		$(272,000)	$(230,000)	$24,477

Depreciation, amortization and accretion expense
Incremental depreciation, amortization and accretion, net of salvage values(2)	2012-2014	150,000	210,000	20,058
Other Operating expenses
Non-cash charges for the write-off and write-down of various operating assets and liabilities	2013	—	10,000	—

(Increase) decrease in Operating income		$(122,000)	$(10,000)	$44,535

(1)
Represents the estimated period in which a substantial majority of such amounts will be realized or incurred.

(2)
Represents incremental depreciation, amortization and accretion anticipated to be recorded in the specified time periods as a result of revising the useful life of certain assets and revising the settlement dates of certain asset retirement obligations in conjunction with the Divestiture Transaction. Specifically, for the years indicated, this is estimated depreciation, amortization and accretion recorded on assets and liabilities of the Divestiture Markets after the November 6, 2012 transaction date less depreciation, amortization and accretion that would have been recorded on such assets and liabilities in the normal course, absent the Divestiture Transaction.

United States Cellular Corporation

Notes to the Consolidated Financial Statements (Continued)

NOTE 7 ACQUISITIONS, DIVESTITURES AND EXCHANGES (Continued)

As a result of the transaction, U.S. Cellular recognized the following amounts in the Consolidated Balance Sheet between the date the Purchase and Sale Agreement was signed and December 31, 2012:

(Dollars in thousands)	Balance November 6, 2012	Costs Incurred	Cash Settlements	Non-cash Settlements	Adjustments	Balance December 31, 2012
Accrued compensation
Employee related costs including severance, retention, outplacement	$—	$12,609	$(304)	$—	$—	$12,305
Other current liabilities
Contract termination costs	$—	$59	$(29)	$—	$—	$30

The transaction is subject to FCC approval, compliance with the Hart-Scott-Rodino Act and other conditions. Subject to the satisfaction or (if permitted) waiver of all conditions, the transaction is expected to close in mid-2013.

Other Acquisitions, Divestitures and Exchanges

On November 20, 2012, U.S. Cellular acquired seven 700 MHz licenses covering portions of Illinois, Michigan, Minnesota, Missouri, Nebraska, Oregon, Washington and Wisconsin for $57.7 million.

On August 15, 2012, U.S. Cellular acquired four 700 MHz licenses covering portions of Iowa, Kansas, Missouri, Nebraska and Oklahoma for $34.0 million.

On March 14, 2012, U.S. Cellular sold the majority of the assets and liabilities of a wireless market for $49.8 million in cash, net of working capital adjustments. At the time of the sale, a $4.2 million gain was recorded in (Gain) loss on sale of business and other exit costs, net in the Consolidated Statement of Operations. On May 9, 2011, pursuant to certain required terms of the partnership agreement, U.S. Cellular paid $24.6 million in cash to purchase the remaining ownership interest in this wireless market in which it previously held a 49% noncontrolling interest. In connection with the acquisition of the remaining interest, a $13.4 million gain was recorded to adjust the carrying value of this 49% investment to its fair value of $25.7 million based on an income approach valuation method. The gain was recorded in Gain (loss) on investment in the Consolidated Statement of Operations in 2011.

On September 30, 2011, U.S. Cellular completed an exchange whereby U.S. Cellular received eighteen 700 MHz spectrum licenses covering portions of Idaho, Illinois, Indiana, Kansas, Nebraska, Oregon and Washington in exchange for two PCS spectrum licenses covering portions of Illinois and Indiana. The exchange of licenses will provide U.S. Cellular with additional spectrum to meet anticipated future capacity and coverage requirements in several of its markets. No cash, customers, network assets, other assets or liabilities were included in the exchange. As a result of this transaction, U.S. Cellular recognized a gain of $11.8 million, representing the difference between the fair value of the licenses received, calculated using a market approach valuation method, and the carrying value of the licenses surrendered. This gain was recorded in (Gain) loss on asset disposals and exchanges, net in the Consolidated Statement of Operations for the year ended December 31, 2011. The Indiana PCS spectrum included in the exchange was originally awarded to Carroll Wireless in FCC Auction 58 and was purchased by U.S. Cellular prior to the exchange. Carroll Wireless was a VIE which U.S. Cellular consolidated at the time of the exchange; see Note 5—Variable Interest Entities for additional information.

Acquisitions and exchanges completed as of December 31, 2012 did not have a material impact on U.S. Cellular's consolidated financial statements for the periods presented and pro forma results, assuming acquisitions and exchanges had occurred at the beginning of each period presented, would not be materially different from the results reported.

United States Cellular Corporation

Notes to the Consolidated Financial Statements (Continued)

NOTE 7 ACQUISITIONS, DIVESTITURES AND EXCHANGES (Continued)

U.S. Cellular acquisitions in 2012 and 2011 and the allocation of the purchase price for these acquisitions were as follows:

		Allocation of Purchase Price
(Dollars in thousands)	Purchase Price(1)	Goodwill	Licenses	Intangible Assets Subject to Amortization(2)	Net Tangible Assets (Liabilities)
2012
Licenses	$122,690	$—	$122,690	$—	$—

2011
Licenses	$4,406	$—	$4,406	$—	$—
Business(3)(4)	24,572	—	15,592	2,252	6,728

Total	$28,978	$—	$19,998	$2,252	$6,728

(1)
Cash amounts paid for acquisitions may differ from the purchase price due to cash acquired in the transactions and the timing of cash payments related to the respective transactions.

(2)
Intangible assets subject to amortization acquired in 2011 are classified as Assets held for sale and as a result are not amortized.

(3)
Includes only the acquired interest and does not include amounts attributable to U.S. Cellular's pre-existing noncontrolling interest described above in this Note 7.

(4)
Licenses, Intangible assets subject to amortization and a portion of Net tangible assets (liabilities) are included in amounts reported as Assets held for sale in the Consolidated Balance Sheet as of December 31, 2011.

At December 31, 2012 and 2011, the following assets and liabilities were classified in the Consolidated Balance Sheet as "Assets held for sale" and "Liabilities held for sale":

(Dollars in thousands)	Current Assets	Licenses	Goodwill	Other Intangible Assets	Property, Plant and Equipment	Total Assets Held for Sale	Liabilities Held for Sale(1)
2012
Divestiture Transaction	$—	$140,599	$72,994	$—	$—	$213,593	$19,594
Bolingbrook Customer Care Center(2)	—	—	—	—	3,170	3,170	—

Total	$—	$140,599	$72,994	$—	$3,170	$216,763	$19,594

2011
U.S. Cellular wireless market	$4,179	$31,920	$—	$4,611	$8,937	$49,647	$1,051

(1)
Liabilities held for sale primarily consisted of Current liabilities in 2011 and Customer deposits and deferred revenues in 2012.

(2)
Effective January 1, 2013, U.S. Cellular transferred its Bolingbrook Customer Care Center operations to an existing third party vendor.

United States Cellular Corporation

Notes to the Consolidated Financial Statements (Continued)

NOTE 8 INTANGIBLE ASSETS

Changes in U.S. Cellular's Licenses and Goodwill are presented below. See Note 7—Acquisitions, Divestitures and Exchanges for information regarding transactions which affected Licenses and Goodwill during the periods.

Licenses

Year Ended December 31,	2012	2011
(Dollars in thousands)
Balance, beginning of year	$1,470,769	$1,452,101
Acquisitions(1)	122,690	4,406
Exchanges	—	11,842
Transferred to Assets held for sale	(140,599)	—
Other	3,934	2,420

Balance, end of year	$1,456,794	$1,470,769

Goodwill

Year Ended December 31,	2012	2011
(Dollars in thousands)
Assigned value at time of acquisition	$494,737	$494,737
Accumulated impairment losses in prior periods	—	—

Balance, beginning of year	494,737	494,737
Acquisitions	—	—
Transferred to Assets held for sale	(72,994)	—

Balance, end of year	$421,743	$494,737

(1)
Does not include amounts reported as Assets held for sale in the Consolidated Balance Sheet as of December 31, 2011.

See Note 1—Summary of Significant Accounting Policies and Recent Accounting Pronouncements for a description of accounting policies related to Licenses and Goodwill.

NOTE 9 INVESTMENTS IN UNCONSOLIDATED ENTITIES

Investments in unconsolidated entities consist of amounts invested in wireless entities in which U.S. Cellular holds a noncontrolling interest. These investments are accounted for using either the equity or cost method as shown in the following table:

December 31,	2012	2011
(Dollars in thousands)
Equity method investments:
Capital contributions, loans and advances	$10,323	$13,787
Cumulative share of income	1,017,449	928,019
Cumulative share of distributions	(884,852)	(805,321)

	142,920	136,485
Cost method investments	1,611	1,611

Total investments in unconsolidated entities	$144,531	$138,096

United States Cellular Corporation

Notes to the Consolidated Financial Statements (Continued)

NOTE 9 INVESTMENTS IN UNCONSOLIDATED ENTITIES (Continued)

Equity in earnings of unconsolidated entities totaled $90.4 million, $83.6 million and $97.3 million in 2012, 2011 and 2010, respectively; of those amounts, U.S. Cellular's investment in the Los Angeles SMSA Limited Partnership ("LA Partnership") contributed $67.2 million, $55.3 million and $64.8 million in 2012, 2011 and 2010, respectively. U.S. Cellular held a 5.5% ownership interest in the LA Partnership throughout and at the end of each of these years.

The following tables, which are based on information provided in part by third parties, summarize the combined assets, liabilities and equity, and the combined results of operations of U.S. Cellular's equity method investments:

December 31,	2012	2011
(Dollars in thousands)
Assets
Current	$444,100	$404,751
Due from affiliates	298,707	199,167
Property and other	1,896,784	1,935,125

	$2,639,591	$2,539,043

Liabilities and Equity
Current liabilities	$350,067	$300,780
Deferred credits	80,660	79,787
Long-term liabilities	21,328	22,943
Long-term capital lease obligations	405	234
Partners' capital and shareholders' equity	2,187,131	2,135,299

	$2,639,591	$2,539,043

Year Ended December 31,	2012	2011	2010
(Dollars in thousands)
Results of Operations
Revenues	$5,804,466	$5,519,024	$4,950,306
Operating expenses	4,363,399	4,282,277	3,549,098

Operating income	1,441,067	1,236,747	1,401,208
Other income, net	4,003	4,976	37,701

Net income	$1,445,070	$1,241,723	$1,438,909

United States Cellular Corporation

Notes to the Consolidated Financial Statements (Continued)

NOTE 10 PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment in service and under construction, and related accumulated depreciation and amortization, as of December 31, 2012 and 2011 were as follows:

December 31,	Useful Lives (Years)	2012	2011
(Dollars in thousands)
Land	N/A	$33,947	$30,807
Buildings	20	341,852	330,925
Leasehold and land improvements	1-30	1,188,720	1,129,818
Cell site equipment	6-25	3,100,916	2,874,397
Switching equipment	1-8	1,155,114	1,113,780
Office furniture and equipment	3-5	535,656	570,776
Other operating assets and equipment	5-25	128,290	127,253
System development	3-7	631,184	545,193
Work in process	N/A	362,749	285,500

		7,478,428	7,008,449
Accumulated depreciation and amortization		(4,455,840)	(4,218,147)

		$3,022,588	$2,790,302

Depreciation and amortization expense totaled $597.7 million, $565.1 million and $559.0 million in 2012, 2011 and 2010, respectively. As a result of the Divestiture Transaction, U.S. Cellular recognized incremental depreciation and amortization in 2012. See Note 7—Acquisitions, Divestitures and Exchanges for additional information.

In 2012, 2011 and 2010, (Gain) loss on asset disposals and exchanges, net included charges of $18.1 million, $9.9 million and $10.7 million, respectively, related to disposals of assets, trade-ins of older assets for replacement assets and other retirements of assets from service in the normal course of business. The 2011 (Gain) loss on asset disposals and exchanges, net also included a gain on the exchange of licenses, as described in Note 7—Acquisitions, Divestitures and Exchanges

NOTE 11 ASSET RETIREMENT OBLIGATIONS

U.S. Cellular is subject to asset retirement obligations associated with its leased cell sites, switching office sites, retail store sites and office locations in its operating markets. Asset retirement obligations generally include obligations to restore leased land and retail store and office premises to their pre-lease conditions. These obligations are included in Other deferred liabilities and credits in the Consolidated Balance Sheet.

United States Cellular Corporation

Notes to the Consolidated Financial Statements (Continued)

NOTE 11 ASSET RETIREMENT OBLIGATIONS (Continued)

In 2012 and 2011, U.S. Cellular performed a review of the assumptions and estimated costs related to its asset retirement obligations. The results of the reviews (identified as "Revisions in estimated cash outflows") and other changes in asset retirement obligations during 2012 and 2011, including the Divestiture Transaction, were as follows:

(Dollars in thousands)	2012	2011
Balance, beginning of period	$143,402	$128,709
Additional liabilities accrued	5,578	2,105
Revisions in estimated cash outflows(1)	22,588	5,888
Disposition of assets	(2,674)	(1,323)
Accretion expense(2)	10,713	8,023

Balance, end of period	$179,607	$143,402

(1)
In 2012, included $14.9 million as a result of changes in expected settlement dates related to the Divestiture Transaction.

(2)
In 2012, included $0.2 million of incremental accretion related to the Divestiture Transaction.

NOTE 12 DEBT

Revolving Credit Facility

At December 31, 2012, U.S. Cellular had a revolving credit facility available for general corporate purposes. Amounts under the revolving credit facility may be borrowed, repaid and reborrowed from time to time until maturity. U.S. Cellular did not borrow under its current or previous revolving credit facilities in 2012, 2011 or 2010 except for letters of credit.

U.S. Cellular's interest cost on its revolving credit facility is subject to increase if its current credit ratings from nationally recognized credit rating agencies is lowered, and is subject to decrease if the ratings are raised. The credit facility would not cease to be available nor would the maturity date accelerate solely as a result of a downgrade in U.S. Cellular's credit rating. However, a downgrade in U.S. Cellular's credit rating could adversely affect its ability to renew the credit facilities or obtain access to other credit facilities in the future.

The maturity date of any borrowings under the U.S. Cellular revolving credit facility would accelerate in the event of a change in control.

In 2012, the U.S. Cellular revolving credit facility was amended to extend the maturity date from December 2015 to December 2017.

United States Cellular Corporation

Notes to the Consolidated Financial Statements (Continued)

NOTE 12 DEBT (Continued)

The following table summarizes the terms of the revolving credit facility as of December 31, 2012:

(Dollars in millions)
Maximum borrowing capacity	$300.0
Letters of credit outstanding	$0.2
Amount borrowed	$—
Amount available for use	$299.8
Borrowing rate: One-month London Interbank Offered Rate ("LIBOR") plus contractual spread(1)	1.46%
LIBOR	0.21%
Contractual spread	1.25%
Range of commitment fees on amount available for use(2)
Low	0.13%
High	0.30%
Agreement date	December 2010
Maturity date	December 2017
Fees incurred attributable to the Revolving Credit Facility are as follows:
Fees incurred as a percent of Maximum borrowing capacity for 2012	0.38%
Fees incurred, amount
2012	$1.1
2011	$1.2
2010	$3.8

(1)
Borrowings under the revolving credit facility bear interest at LIBOR plus a contractual spread based on U.S. Cellular's credit rating or, at U.S. Cellular's option, an alternate "Base Rate" as defined in the revolving credit agreement. U.S. Cellular may select a borrowing period of either one, two, three or six months (or other period of twelve months or less if requested by U.S. Cellular and approved by the lenders). If U.S. Cellular provides notice of intent to borrow less than three business days in advance of a borrowing, interest on borrowing is at the Base Rate plus the contractual spread.

(2)
The revolving credit facility has commitment fees based on the unsecured senior debt ratings assigned to U.S. Cellular by certain ratings agencies.

The continued availability of the revolving credit facility requires U.S. Cellular to comply with certain negative and affirmative covenants, maintain certain financial ratios and make representations regarding certain matters at the time of each borrowing. U.S. Cellular believes it was in compliance as of December 31, 2012 with all covenants and other requirements set forth in the revolving credit facility.

In connection with U.S. Cellular's revolving credit facility, TDS and U.S. Cellular entered into a subordination agreement dated December 17, 2010 together with the administrative agent for the lenders under U.S. Cellular's revolving credit agreement. Pursuant to this subordination agreement, (a) any consolidated funded indebtedness from U.S. Cellular to TDS will be unsecured and (b) any (i) consolidated funded indebtedness from U.S. Cellular to TDS (other than "refinancing indebtedness" as defined in the subordination agreement) in excess of $105,000,000, and (ii) refinancing indebtedness in excess of $250,000,000, will be subordinated and made junior in right of payment to the prior payment in full of obligations to the lenders under U.S. Cellular's revolving credit agreement. As of December 31,

United States Cellular Corporation

Notes to the Consolidated Financial Statements (Continued)

NOTE 12 DEBT (Continued)

2012, U.S. Cellular had no outstanding consolidated funded indebtedness or refinancing indebtedness that was subordinated to the revolving credit agreement pursuant to the subordination agreement.

At December 31, 2012, U.S. Cellular had recorded $3.4 million of issuance costs related to the revolving credit facility which is included in Other assets and deferred charges in the Consolidated Balance Sheet.

Long-Term Debt

Long-term debt as of December 31, 2012 and 2011 was as follows:

December 31,	Issuance date	Maturity date	Call date	2012	2011
(Dollars in thousands)
Unsecured Senior Notes
6.7%	December 2003 and June 2004	December 2033	December 2003	$544,000	$544,000
Less: 6.7% Unamortized discount				(11,806)	(9,889)

				532,194	534,111
6.95%	May 2011	May 2060	May 2016	342,000	342,000
Obligation on capital leases				4,756	4,336

Total long-term debt				878,950	880,447

Long-term debt, current				92	127
Long-term debt, noncurrent				$878,858	$880,320

U.S. Cellular may redeem the 6.7% Senior Notes, in whole or in part, at any time prior to maturity at a redemption price equal to the greater of (a) 100% of the principal amount of such notes, plus accrued and unpaid interest, or (b) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semi-annual basis at the Treasury Rate plus 30 basis points. U.S. Cellular may redeem the 6.95% Senior Notes, in whole or in part at any time after the call date, at a redemption price equal to 100% of the principal amount redeemed plus accrued and unpaid interest.

Interest on the 6.7% Senior Notes is payable semi-annually, and on the 6.95% Senior Notes is payable quarterly.

Capitalized debt issuance costs for Unsecured Senior Notes totaled $16.3 million and are included in Other assets and deferred charges (a long-term asset account). These costs are amortized over the life of the notes using the effective interest method.

U.S. Cellular does not have any annual requirements for principal payments on long-term debt over the next five years (excluding capital lease obligations).

The covenants associated with U.S. Cellular's long-term debt obligations, among other things, restrict U.S. Cellular's ability, subject to certain exclusions, to incur additional liens, enter into sale and leaseback transactions, and sell, consolidate or merge assets.

U.S. Cellular's long-term debt indenture does not contain any provisions resulting in acceleration of the maturities of outstanding debt in the event of a change in U.S. Cellular's credit rating. However, a downgrade in U.S. Cellular's credit rating could adversely affect its ability to obtain long-term debt financing in the future.

United States Cellular Corporation

Notes to the Consolidated Financial Statements (Continued)

NOTE 13 COMMITMENTS AND CONTINGENCIES

Agreements

As previously disclosed, on August 17, 2010, U.S. Cellular and Amdocs Software Systems Limited ("Amdocs") entered into a Software License and Maintenance Agreement ("SLMA") and a Master Service Agreement ("MSA") (collectively, the "Amdocs Agreements") to develop a Billing and Operational Support System ("B/OSS"). Pursuant to an updated Statement of Work dated June 29, 2012, the implementation of B/OSS is expected to take until the end of 2013 to complete and total payments to Amdocs are estimated to be approximately $162.2 million (subject to certain potential adjustments) over the period from commencement of the SLMA in 2010 through the second half of 2013. As of December 31, 2012, $83.9 million had been paid to Amdocs.

Lease Commitments

U.S. Cellular is a party to various lease agreements, both as lessee and lessor, for office space, retail store sites, cell sites and equipment which are accounted for as operating leases. Certain leases have renewal options and/or fixed rental increases. Renewal options that are reasonably assured of exercise are included in determining the lease term. Any rent abatements or lease incentives, in addition to fixed rental increases, are included in the calculation of rent expense and calculated on a straight-line basis over the defined lease term.

As of December 31, 2012, future minimum rental payments required under operating leases and rental receipts expected under operating leases that have noncancellable lease terms in excess of one year were as follows:

(Dollars in thousands)	Operating Leases Future Minimum Rental Payments	Operating Leases Future Minimum Rental Receipts
2013	$151,630	$41,184
2014	127,081	35,613
2015	108,779	26,088
2016	90,919	15,358
2017	73,969	6,505
Thereafter	809,344	398

Total	$1,361,722	$125,146

Rent expense totaled $183.9 million, $171.6 million and $163.1 million in 2012, 2011 and 2010, respectively.

Rent revenue totaled $41.7 million, $39.2 million and $35.4 million in 2012, 2011 and 2010, respectively.

Indemnifications

U.S. Cellular enters into agreements in the normal course of business that provide for indemnification of counterparties. The terms of the indemnifications vary by agreement. The events or circumstances that would require U.S. Cellular to perform under these indemnities are transaction specific; however, these agreements may require U.S. Cellular to indemnify the counterparty for costs and losses incurred from litigation or claims arising from the underlying transaction. U.S. Cellular is unable to estimate the maximum potential liability for these types of indemnifications as the amounts are dependent on the outcome of future events, the nature and likelihood of which cannot be determined at this time. Historically, U.S. Cellular has not made any significant indemnification payments under such agreements.

United States Cellular Corporation

Notes to the Consolidated Financial Statements (Continued)

NOTE 13 COMMITMENTS AND CONTINGENCIES (Continued)

Legal Proceedings

U.S. Cellular is involved or may be involved from time to time in legal proceedings before the FCC, other regulatory authorities, and/or various state and federal courts. If U.S. Cellular believes that a loss arising from such legal proceedings is probable and can be reasonably estimated, an amount is accrued in the financial statements for the estimated loss. If only a range of loss can be determined, the best estimate within that range is accrued; if none of the estimates within that range is better than another, the low end of the range is accrued. The assessment of the expected outcomes of legal proceedings is a highly subjective process that requires judgments about future events. The legal proceedings are reviewed at least quarterly to determine the adequacy of accruals and related financial statement disclosures. The ultimate outcomes of legal proceedings could differ materially from amounts accrued in the financial statements.

U.S. Cellular has accrued $1.7 million with respect to legal proceedings and unasserted claims as of December 31, 2012 and 2011. U.S. Cellular has not accrued any amount for legal proceedings if it cannot estimate the amount of the possible loss or range of loss. U.S. Cellular does not believe that the amount of any contingent loss in excess of the amounts accrued would be material.

NOTE 14 COMMON SHAREHOLDERS' EQUITY

Tax-Deferred Savings Plan

U.S. Cellular has reserved 67,215 Common Shares for issuance under the TDS Tax-Deferred Savings Plan, a qualified profit-sharing plan pursuant to Sections 401(a) and 401(k) of the Internal Revenue Code. Participating employees have the option of investing their contributions in a U.S. Cellular Common Share fund, a TDS Common Share fund or certain unaffiliated funds.

Series A Common Shares

Series A Common Shares are convertible on a share-for-share basis into Common Shares. In matters other than the election of directors, each Series A Common Share is entitled to ten votes per share, compared to one vote for each Common Share. The Series A Common Shares are entitled to elect 75% of the directors (rounded down), and the Common Shares elect 25% of the directors (rounded up). As of December 31, 2012, a majority of U.S. Cellular's outstanding Common Shares and all of U.S. Cellular's outstanding Series A Common Shares were held by TDS.

Common Share Repurchase Program

On November 17, 2009, the Board of Directors of U.S. Cellular authorized the repurchase of up to 1,300,000 Common Shares on an annual basis beginning in 2009 and continuing each year thereafter, on a cumulative basis. These purchases will be made pursuant to open market purchases, block purchases, private purchases, or otherwise, depending on market prices and other conditions. This authorization does not have an expiration date.

United States Cellular Corporation

Notes to the Consolidated Financial Statements (Continued)

NOTE 14 COMMON SHAREHOLDERS' EQUITY (Continued)

Share repurchases made under this authorization and prior authorizations, were as follows:

Year Ended December 31,	Number of Shares	Average Cost Per Share	Amount
(Dollars and share amounts in thousands)
2012
U.S. Cellular Common Shares	571	$35.11	$20,045
2011
U.S. Cellular Common Shares	1,276	$48.82	$62,294
2010
U.S. Cellular Common Shares	1,235	$42.76	$52,827

Pursuant to certain employee and non-employee benefit plans, U.S. Cellular reissued 182,195, 286,211, and 241,954 Treasury Shares in 2012, 2011 and 2010, respectively.

NOTE 15 STOCK-BASED COMPENSATION

U.S. Cellular has established the following stock-based compensation plans: a long-term incentive plan and a Non-Employee Director compensation plan, and had an employee stock purchase plan that was terminated in the fourth quarter of 2011. In addition, U.S. Cellular employees were eligible to participate in the TDS employee stock purchase plan before that plan also was terminated in the fourth quarter of 2011.

Under the U.S. Cellular 2005 Long-Term Incentive Plan, U.S. Cellular may grant fixed and performance based incentive and non-qualified stock options, restricted stock, restricted stock units, and deferred compensation stock unit awards to key employees. At December 31, 2012, the only types of awards outstanding are fixed non-qualified stock option awards, restricted stock unit awards, and deferred compensation stock unit awards.

At December 31, 2012, U.S. Cellular had reserved 5,662,000 Common Shares for equity awards granted and to be granted under the 2005 Long-Term Incentive Plan. No Common Shares were reserved for issuance to employees under any employee stock purchase plan since this plan was terminated in the fourth quarter of 2011.

U.S. Cellular also has established a Non-Employee Director compensation plan under which it has reserved 25,000 Common Shares at December 31, 2012 for issuance as compensation to members of the Board of Directors who are not employees of U.S. Cellular or TDS.

U.S. Cellular uses treasury stock to satisfy requirements for Common Shares issued pursuant to its various stock-based compensation plans.

Long-Term Incentive Plan—Stock Options—Stock options granted to key employees are exercisable over a specified period not in excess of ten years. Stock options generally vest over a period of three years from the date of grant. Stock options outstanding at December 31, 2012 expire between 2013 and 2022. However, vested stock options typically expire 30 days after the effective date of an employee's termination of employment for reasons other than retirement. Employees who leave at the age of retirement have 90 days (or one year if they satisfy certain requirements) within which to exercise their vested stock options. The exercise price of options equals the market value of U.S. Cellular Common Shares on the date of grant.

United States Cellular Corporation

Notes to the Consolidated Financial Statements (Continued)

NOTE 15 STOCK-BASED COMPENSATION (Continued)

U.S. Cellular estimated the fair value of stock options granted during 2012, 2011, and 2010 using the Black-Scholes valuation model and the assumptions shown in the table below.

	2012	2011	2010
Expected life	4.5 years	4.3 years	0.9 - 8.0 years
Expected volatility	40.7% - 42.6%	43.4% - 44.8%	26.9% - 43.9%
Dividend yield	0%	0%	0%
Risk-free interest rate	0.5% - 0.9%	0.7% - 2.0%	0.4% - 3.1%
Estimated annual forfeiture rate	0.0% - 9.1%	0.0% - 7.8%	0.0% - 8.4%

The fair value of options is recognized as compensation cost using an accelerated attribution method over the requisite service periods of the awards, which is generally the vesting period.

A summary of U.S. Cellular stock options outstanding (total and portion exercisable) and changes during the three years ended December 31, 2012, is presented in the table below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Life (in years)
Outstanding at December 31, 2009	2,029,000	$51.37
(1,046,000 exercisable)		54.40
Granted	831,000	41.98	$13.75
Exercised	(317,000)	38.60		$1,555,000
Forfeited	(88,000)	44.28
Expired	(193,000)	61.50

Outstanding at December 31, 2010	2,262,000	$49.12
(1,151,000 exercisable)		54.64
Granted	595,000	51.70	$19.42
Exercised	(173,000)	37.50		$2,099,000
Forfeited	(72,000)	45.97
Expired	(175,000)	57.05

Outstanding at December 31, 2011	2,437,000	$50.10
(1,321,000 exercisable)		$53.68
Granted	580,000	40.70	$14.71
Exercised	(41,000)	34.27		$205,000
Forfeited	(97,000)	44.81
Expired	(116,000)	52.92

Outstanding at December 31, 2012	2,763,000	$48.43		$513,000	6.60
(1,657,000 exercisable)		$51.20		$513,000	5.30

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between U.S. Cellular's closing stock price and the exercise price multiplied by the number of in-the-money options) that was received by the option holders upon exercise or that would have been received by option holders had all options been exercised on December 31, 2012.

Long-Term Incentive Plan—Restricted Stock Units—U.S. Cellular grants restricted stock unit awards, which generally vest after three years, to key employees.

United States Cellular Corporation

Notes to the Consolidated Financial Statements (Continued)

NOTE 15 STOCK-BASED COMPENSATION (Continued)

U.S. Cellular estimates the fair value of restricted stock units based on the closing market price of U.S. Cellular shares on the date of grant. The fair value is then recognized as compensation cost on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period.

A summary of U.S. Cellular nonvested restricted stock units at December 31, 2012 and changes during the year then ended is presented in the table below:

	Number	Weighted Average Grant Date Fair Value
Nonvested at December 31, 2011	845,000	$42.48
Granted	468,000	39.75
Vested	(225,000)	32.96
Forfeited	(75,000)	43.74

Nonvested at December 31, 2012	1,013,000	$43.24

The total fair value of restricted stock units that vested during 2012, 2011 and 2010 was $8.9 million, $9.5 million and $4.7 million, respectively, as of the respective vesting dates. The weighted average grant date fair value of restricted stock units granted in 2012, 2011 and 2010 was $39.75, $49.35 and $42.21, respectively.

Long-Term Incentive Plan—Deferred Compensation Stock Units —Certain U.S. Cellular employees may elect to defer receipt of all or a portion of their annual bonuses and to receive a company matching contribution on the amount deferred. All bonus compensation that is deferred by employees electing to participate is immediately vested and is deemed to be invested in U.S. Cellular Common Share stock units. The amount of U.S. Cellular's matching contribution depends on the portion of the annual bonus that is deferred. Participants receive a 25% match for amounts deferred up to 50% of their total annual bonus and a 33% match for amounts that exceed 50% of their total annual bonus; such matching contributions also are deemed to be invested in U.S. Cellular Common Share stock units.

The total fair value of deferred compensation stock units that vested was less than $0.1 million during 2012 and 2011. The fair value of units vested during 2010 was $0.4 million. The weighted average grant date fair value of deferred compensation stock units granted in 2012, 2011 and 2010 was $42.37, $48.72 and $40.76, respectively. As of December 31, 2012, there were 7,000 vested but unissued deferred compensation stock units valued at $0.2 million.

Employee Stock Purchase Plan—The U.S. Cellular 2009 Employee Stock Purchase Plan was terminated in the fourth quarter of 2011.

Compensation of Non-Employee Directors—U.S. Cellular issued 7,600, 6,600 and 9,000 Common Shares in 2012, 2011 and 2010, respectively, under its Non-Employee Director compensation plan.

United States Cellular Corporation

Notes to the Consolidated Financial Statements (Continued)

NOTE 15 STOCK-BASED COMPENSATION (Continued)

Stock-Based Compensation Expense

The following table summarizes stock-based compensation expense recognized during 2012, 2011 and 2010:

Year Ended December 31,	2012	2011	2010
(Dollars in thousands)
Stock option awards	$8,471	$9,549	$7,179
Restricted stock unit awards	12,300	10,037	10,056
Deferred compensation bonus and matching stock unit awards	240	12	165
Awards under employee stock purchase plan	—	255	314
Awards under Non-Employee Director compensation plan	455	330	330

Total stock-based compensation, before income taxes	21,466	20,183	18,044
Income tax benefit	(8,121)	(7,581)	(6,812)

Total stock-based compensation expense, net of income taxes	$13,345	$12,602	$11,232

The following table provides a summary of the stock-based compensation expense included in the Consolidated Statement of Operations for the years ended:

December 31,	2012	2011	2010
(Dollars in thousands)
Selling, general and administrative expense	$18,437	$17,538	$16,009
System operations	3,029	2,645	2,035

Total stock-based compensation expense	$21,466	$20,183	$18,044

At December 31, 2012, unrecognized compensation cost for all U.S. Cellular stock-based compensation awards was $24.6 million and is expected to be recognized over a weighted average period of 1.8 years.

U.S. Cellular's tax benefits realized from the exercise of stock options and other awards totaled $3.6 million in 2012.

NOTE 16 SUPPLEMENTAL CASH FLOW DISCLOSURES

Following are supplemental cash flow disclosures regarding interest paid and income taxes paid.

Year Ended December 31,	2012	2011	2010
(Dollars in thousands)
Interest paid	$44,048	$55,580	$59,049
Income taxes paid (refunded)	$(58,609)	$(54,469)	$53,050

United States Cellular Corporation

Notes to the Consolidated Financial Statements (Continued)

NOTE 16 SUPPLEMENTAL CASH FLOW DISCLOSURES (Continued)

Following are supplemental cash flow disclosures regarding transactions related to stock-based compensation awards:

Year Ended December 31,	2012	2011	2010
(Dollars in thousands)
Common Shares withheld(1)	92,846	120,250	310,388
Aggregate value of Common Shares withheld	$3,604	$5,952	$13,527
Cash receipts upon exercise of stock options	900	5,447	3,574
Cash disbursements for payment of taxes(2)	(3,105)	(3,512)	(3,065)

Net cash receipts (disbursements) from exercise of stock options and vesting of other stock awards	$(2,205)	$1,935	$509

(1)
Such shares were withheld to cover the exercise price of stock options, if applicable, and required tax withholdings.

(2)
In certain situations, U.S. Cellular withholds shares that are issuable upon the exercise of stock options or the vesting of restricted shares to cover, and with a value equivalent to, the exercise price and/or the amount of taxes required to be withheld from the stock award holder at the time of the exercise or vesting. U.S. Cellular then pays the amount of the required tax withholdings to the taxing authorities in cash.

NOTE 17 RELATED PARTIES

U.S. Cellular is billed for all services it receives from TDS, pursuant to the terms of various agreements between it and TDS. These billings are included in U.S. Cellular's Selling, general and administrative expenses. Some of these agreements were established at a time prior to U.S. Cellular's initial public offering when TDS owned more than 90% of U.S. Cellular's outstanding capital stock and may not reflect terms that would be obtainable from an unrelated third party through arms-length negotiations. Billings from TDS to U.S. Cellular are based on expenses specifically identified to U.S. Cellular and on allocations of common expenses. Such allocations are based on the relationship of U.S. Cellular's assets, employees, investment in property, plant and equipment and expenses relative to all subsidiaries in the TDS consolidated group. Management believes the method TDS uses to allocate common expenses is reasonable and that all expenses and costs applicable to U.S. Cellular are reflected in its financial statements. Billings to U.S. Cellular from TDS totaled $104.3 million, $104.1 million and $107.5 million in 2012, 2011 and 2010, respectively.

In the second quarter of 2012, certain subsidiaries of U.S. Cellular agreed to lease wireless spectrum from Airadigm Communications, Inc. ("Airadigm") to enhance wireless services in existing markets. Both U.S. Cellular and Airadigm are consolidated subsidiaries of TDS. The lease agreements require U.S. Cellular to make payments of approximately $0.5 million to Airadigm annually for a period of five years after which U.S. Cellular will have an option to renew the lease for a fixed period of time. U.S. Cellular accounts for these leases as operating leases and includes the lease payments as System operations expense in the Consolidated Statement of Operations.

The Audit committee of the Board of Directors of U.S. Cellular is responsible for the review and evaluation of all related party transactions as such term is defined by the rules of the New York Stock Exchange ("NYSE").

United States Cellular Corporation

Notes to the Consolidated Financial Statements (Continued)

NOTE 18 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The following persons are partners of Sidley Austin LLP, the principal law firm of U.S. Cellular and its subsidiaries: Walter C.D. Carlson, a director of U.S. Cellular, a director and non-executive Chairman of the Board of Directors of TDS and a trustee and beneficiary of a voting trust that controls TDS; William S. DeCarlo, the General Counsel of TDS and an Assistant Secretary of TDS and certain subsidiaries of TDS; and Stephen P. Fitzell, the General Counsel of U.S. Cellular and TDS Telecommunications Corporation and an Assistant Secretary of U.S. Cellular and certain other subsidiaries of TDS. Walter C.D. Carlson does not provide legal services to TDS, U.S. Cellular or their subsidiaries. U.S. Cellular and its subsidiaries incurred legal costs from Sidley Austin LLP of $10.7 million in 2012, $9.2 million in 2011 and $9.8 million in 2010.

The Audit Committee of the Board of Directors is responsible for the review and evaluation of all related-party transactions as such term is defined by the rules of the New York Stock Exchange.

REPORTS OF MANAGEMENT

Management's Responsibility for Financial Statements

Management of United States Cellular Corporation has the responsibility for preparing the accompanying consolidated financial statements and for their integrity and objectivity. The statements were prepared in accordance with accounting principles generally accepted in the United States of America and, in management's opinion, were fairly presented. The financial statements included amounts that were based on management's best estimates and judgments. Management also prepared the other information in the annual report and is responsible for its accuracy and consistency with the financial statements.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, has audited these consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and has expressed herein its unqualified opinion on these financial statements.

/s/ Mary N. Dillon	/s/ Steven T. Campbell
Mary N. Dillon President and Chief Executive Officer (principal executive officer)	Steven T. Campbell Executive Vice President—Finance, Chief Financial Officer and Treasurer (principal financial officer)
/s/ Douglas D. Shuma Douglas D. Shuma Chief Accounting Officer (principal accounting officer)

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. U.S. Cellular's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America ("GAAP"). U.S. Cellular's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the issuer; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and, where required, the Board of Directors of the issuer; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the issuer's assets that could have a material effect on the interim or annual consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of U.S. Cellular's management, including its Chief Executive Officer and Chief Financial Officer, U.S. Cellular conducted an evaluation of the effectiveness of its internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management has concluded that U.S. Cellular maintained effective internal control over financial reporting as of December 31, 2012 based on criteria established in Internal Control—Integrated Framework issued by the COSO.

The effectiveness of U.S. Cellular's internal control over financial reporting as of December 31, 2012 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in the firm's report included herein.

/s/ Mary N. Dillon	/s/ Steven T. Campbell
Mary N. Dillon President and Chief Executive Officer (principal executive officer)	Steven T. Campbell Executive Vice President—Finance, Chief Financial Officer and Treasurer (principal financial officer)
/s/ Douglas D. Shuma
Douglas D. Shuma Chief Accounting Officer (principal accounting officer)

United States Cellular Corporation

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of United States Cellular Corporation:

In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in equity, and cash flows present fairly, in all material respects, the financial position of United States Cellular Corporation and its subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, based on our audits, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We did not audit the financial statements of Los Angeles SMSA Limited Partnership, a 5.5% owned entity accounted for by the equity method of accounting. The consolidated financial statements of United States Cellular Corporation reflect an investment in this partnership of $105,300,000 and $104,100,000 as of December 31, 2012 and 2011, and equity earnings of $67,200,000, $55,300,000 and $64,800,000 for each of the three years in the period ended December 31, 2012. The financial statements of Los Angeles SMSA Limited Partnership were audited by other auditors whose report thereon has been furnished to us, and our opinion on the financial statements expressed herein, insofar as it relates to the amounts included for Los Angeles SMSA Limited Partnership, is based solely on the report of the other auditors. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits and the report of other auditors provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois
February 26, 2013

United States Cellular Corporation

SELECTED CONSOLIDATED FINANCIAL DATA

Year Ended or at December 31,	2012	2011	2010	2009	2008
(Dollars in thousands, except per share amounts)
Statement of Operations data
Service revenues	$4,098,856	$4,053,797	$3,913,001	$3,927,128	$3,939,695
Equipment sales	353,228	289,549	264,680	286,752	302,859

Operating revenues	4,452,084	4,343,346	4,177,681	4,213,880	4,242,554
Loss on impairment of assets(1)	—	—	—	14,000	386,653
(Gain) loss on sale of business and other exit costs, net	21,022	—	—	—	—
Operating income	156,656	280,780	201,473	325,525	32,782
Equity in earnings of unconsolidated entities	90,364	83,566	97,318	96,800	91,981
Gain (loss) on investment	(3,718)	11,373	—	—	16,628
Income before income taxes	205,053	312,822	241,116	349,165	69,855
Net income	141,076	198,744	159,158	231,315	60,788
Net income attributable to noncontrolling interests, net of tax	30,070	23,703	23,084	21,768	25,083
Net income attributable to U.S. Cellular shareholders	$111,006	$175,041	$136,074	$209,547	$35,705
Basic weighted average shares outstanding (000s)	84,645	84,877	86,128	86,946	87,457
Basic earnings per share attributable to U.S. Cellular shareholders	$1.31	$2.06	$1.58	$2.41	$0.41
Diluted weighted average shares outstanding (000s)	85,067	85,335	86,518	87,168	87,754
Diluted earnings per share attributable to U.S. Cellular shareholders	$1.30	$2.05	$1.57	$2.40	$0.41
Balance Sheet data
Total assets	6,587,450	6,327,976	5,875,549	5,716,848	5,553,672
Long-term debt (excluding current portion)	878,858	880,320	867,941	867,522	996,636
Total U.S. Cellular shareholders' equity	$3,795,247	$3,619,961	$3,486,452	$3,390,532	$3,199,339

(1)
Includes Loss on Impairment of intangible assets related to licenses in 2009 and 2008.

U.S. Cellular has not paid any cash dividends and currently intends to retain all earnings for use in U.S. Cellular's business.

United States Cellular Corporation

CONSOLIDATED QUARTERLY INFORMATION (UNAUDITED)

	Quarter Ended
(Amounts in thousands, except per share amounts)	March 31	June 30	September 30	December 31
2012
Operating revenues	$1,092,121	$1,104,400	$1,140,357	$1,115,206
(Gain) loss on sale of business and other exit costs, net(1)	(4,213)	—	65	25,170
Operating income (loss)(1)(2)	85,202	84,163	48,079	(60,788)
Gain (loss) on investment(1)	—	(3,728)	—	10
Net income (loss)(1)(2)(3)	69,012	59,248	42,140	(29,324)
Net income (loss) attributable to U.S. Cellular shareholders	$62,492	$52,685	$35,451	$(39,622)
Basic weighted average shares outstanding	84,570	84,707	84,737	84,568
Diluted weighted average shares outstanding	85,133	85,061	85,152	84,568
Basic earnings per share attributable to U.S. Cellular shareholders	$0.74	$0.62	$0.42	$(0.47)
Diluted earnings per share attributable to U.S. Cellular shareholders	$0.73	$0.62	$0.42	$(0.47)
Stock price(4)
U.S. Cellular Common Shares
High	$48.30	$41.15	$41.54	$40.40
Low	39.97	36.55	36.30	33.16
Close	$40.93	$38.62	$39.13	$35.24

	Quarter Ended
(Amounts in thousands, except per share amounts)	March 31	June 30	September 30	December 31
2011
Operating revenues	$1,057,092	$1,076,182	$1,110,439	$1,099,633
Operating income(2)(5)	58,748	104,096	101,620	16,316
Gain (loss) on investment	—	13,373	—	(2,000)
Net income(5)	40,430	80,932	69,507	7,875
Net income attributable to U.S. Cellular shareholders	$35,161	$74,939	$62,140	$2,801
Basic weighted average shares outstanding	85,484	84,930	84,547	84,559
Diluted weighted average shares outstanding	86,101	85,397	84,940	85,005
Basic earnings per share attributable to U.S. Cellular shareholders	$0.41	$0.88	$0.73	$0.03
Diluted earnings per share attributable to U.S. Cellular shareholders	$0.41	$0.88	$0.73	$0.03
Stock price(4)
U.S. Cellular Common Shares
High	$52.10	$52.41	$49.75	$44.09
Low	44.21	46.25	35.58	36.84
Close	$51.49	$48.42	$39.65	$43.63

U.S. Cellular has not paid any cash dividends and currently intends to retain all earnings for use in U.S. Cellular's business.

(1)
See Management's Discussion and Analysis of Financial Condition and Results of Operations for additional information related to the Divestiture Transaction.

(2)
Management believes there exists a seasonality in operating expenses, which tend to be higher in the fourth quarter than in the other quarters due to increased marketing activities, which may cause operating income to vary from quarter to quarter.

(3)
During the quarter ended December 31, 2012, U.S. Cellular revised its method of amortizing capitalized debt issuance costs and original issue debt discounts from straight-line to the effective interest method. This change decreased interest expense for the quarter, and resulted in corresponding increase to Net income (loss) attributable to U.S. Cellular shareholders for the quarter of $2.2 million.

(4)
The high, low and closing sales prices as reported by the New York Stock Exchange ("NYSE").

(5)
During the quarter ended December 31, 2011, U.S. Cellular recorded an immaterial adjustment to correct its liabilities and prepaid expense related to property taxes for errors occurring primarily prior to 2009. This adjustment reduced Selling, general and administrative expenses by $5.4 million in the quarter. U.S. Cellular also recorded an immaterial adjustment to correct its deferred tax balances related to a difference in the tax basis in certain partnerships for errors occurring prior to 2009. This adjustment increased Income tax expense by $6.1 million in the quarter. U.S. Cellular also recorded other immaterial adjustments to correct errors in prior periods which, together with the foregoing adjustments, reduced Net income attributable to U.S. Cellular shareholders by a net of $6.4 million. The correction of such errors in the fourth quarter of 2011 did not have a material effect on any prior periods, the full year ended December 31, 2011, or the trend in earnings.

United States Cellular Corporation

SHAREHOLDER INFORMATION

Stock and dividend information

U.S. Cellular's Common Shares are listed on the New York Stock Exchange under the symbol "USM" and in the newspapers as "US Cellu." As of January 31, 2013, the last trading day of the month, U.S. Cellular's Common Shares were held by approximately 300 record owners. All of the Series A Common Shares were held by TDS. No public trading market exists for the Series A Common Shares. The Series A Common Shares are convertible on a share-for-share basis into Common Shares.

U.S. Cellular has not paid any cash dividends and currently intends to retain all earnings for use in U.S. Cellular's business.

See "Consolidated Quarterly Information (Unaudited)" for information on the high and low trading prices of the USM Common Shares for 2012 and 2011.

Stock performance graph

The following chart provides a comparison of U.S. Cellular's cumulative total return to shareholders (stock price appreciation plus dividends) during the previous five years to the returns of the Standard & Poor's 500 Composite Stock Price Index and the Dow Jones U.S. Telecommunications Index. As of December 31, 2012, the Dow Jones U.S. Telecommunications Index was composed of the following companies: AT&T Inc., CenturyLink Inc., Cincinnati Bell Inc., Crown Castle International Corp., Frontier Communications Corp., Leucadia National Corp., Level 3 Communications Inc., MetroPCS Communications Inc., NII Holdings Inc., SBA Communications Corp., Sprint Nextel Corp., Telephone and Data Systems, Inc. (TDS), TW Telecom, Inc., Verizon Communications Inc., and Windstream Corp.

COMPARISON OF CUMULATIVE TOTAL RETURN*

*
Cumulative total return assumes reinvestment of dividends.

	2007	2008	2009	2010	2011	2012
U.S. Cellular (NYSE: USM)	$100	$51.41	$50.43	$59.38	$51.88	$41.90
S&P 500 Index	100	63.00	79.67	91.68	93.61	108.59
Dow Jones U.S. Telecommunications Index	100	67.07	73.68	86.75	90.19	107.14

Assumes $100.00 invested at the close of trading on the last trading day preceding the first day of 2007 in U.S. Cellular Common Shares, S&P 500 Index and the Dow Jones U.S. Telecommunications Index.

Investor relations

U.S. Cellular's annual report, SEC filings and news releases are available to investors, securities analysts and other members of the investment community. These reports are provided, without charge, upon request to our Corporate Office. Investors may also access these and other reports through the Investor Relations portion of the U.S. Cellular website (http://www.uscc.com).

Questions regarding lost, stolen or destroyed certificates, consolidation of accounts, transferring of shares and name or address changes should be directed to:

  Julie Mathews, Manager—Investor Relations
  Telephone and Data Systems, Inc.
  30 North LaSalle Street, Suite 4000
  Chicago, IL 60602
  312.592.5341
  312.630.9299 (fax)
   julie.mathews@teldta.com

General inquiries by investors, securities analysts and other members of the investment community should be directed to:

  Jane W. McCahon, Vice President—Corporate Relations and Corporate Secretary
  Telephone and Data Systems, Inc.
  30 North LaSalle Street, Suite 4000
  Chicago, IL 60602
  312.592.5379
  312.630.9299 (fax)
   jane.mccahon@teldta.com

Directors and executive officers

See "Election of Directors" and "Executive Officers" sections of the Proxy Statement issued in 2013 for the 2013 Annual Meeting.

Principal counsel

Sidley Austin LLP, Chicago, Illinois

Transfer agent

Computershare Trust Company, N.A.
250 Royall St.
Canton, MA 02021
312.360.5326

Independent registered public accounting firm

PricewaterhouseCoopers LLP

Visit U.S. Cellular's website at www.uscc.com

With amazing customer service, new phones faster and a nationwide network that's there when you need it—you'll know better when you see it.

U.S. Cellular **Hello Better.**

U.S. Cellular headquarters, Chicago, Ill.
U.S. Cellular licensed markets
Non-licensed markets with roaming coverage

We're winning new customers with the best customer experience in wireless.

- Earn Reward Points for things like faster phone upgrades, accessories and ringtones
- Find a plan to fit your lifestyle—from single lines, to Family Plans, to Prepaid Plans. And with everything you get, our plans are the best value in wireless.
- Get top-notch, award-winning customer service—just call, click or come into a store
- Enjoy the highest call quality and network satisfaction of any national carrier
- Choose from the latest in wireless devices—from feature-packed smartphones and tablets, to full-keyboard messaging phones, to compact flip phones
- Keep your business connected with national plans, devices and data options designed specifically for your needs, and dedicated support from Business Customer Service Associates

We're consistently recognized for our outstanding customer service and network quality, which together ensure world-class experiences for our customers.

Visit uscellular.com/about/awards.html to see our awards for network quality, customer service, and more!

Leadership Team

Mary N. Dillon
President and
Chief Executive Officer

Jeffrey J. Childs
Executive Vice President and
Chief Human Resources Officer

Carter Elenz
Executive Vice President,
Sales and Customer Service

Michael S. Irizarry, Ph.D.
Executive Vice President and
Chief Technology Officer,
Engineering and Information
Services

David C. Kimbell
Executive Vice President
and Chief Marketing Officer

Rochelle J. Boersma
Vice President,
Agent Effectiveness

Thomas P. Catani
Vice President, Sales,
East Region

John M. Cregier
Vice President,
Information Technology

Nancy Fratzke
Vice President,
Customer Care Centers

John C. Gockley
Vice President, Legal and
Regulatory Affairs

Jeffrey S. Hoersch
Vice President, Financial
Planning and Analysis

Katherine L. Hust
Vice President, Sales,
Mid-Central Region

Denise M. Hutton
Vice President,
Multi-Channel Strategy
and Operations

Kevin R. Lowell
Vice President, National
Network Operations

Edward Perez
Vice President, Marketing
and Sales Operations

Thomas S. Weber
Vice President, Financial
and Real Estate Services

Nick B. Wright
Vice President, Sales,
West Region

Board of Directors

LeRoy T. Carlson, Jr.
Chairman, U.S. Cellular
President and
Chief Executive Officer,
Telephone and Data Systems

Kenneth R. Meyers
Executive Vice President
and Chief Financial
Officer, Telephone and
Data Systems

Walter C.D. Carlson
Chairman of the Board
(non-executive),
Telephone and Data Systems
Partner, Sidley Austin LLP

LeRoy T. Carlson
Director Emeritus,
U.S. Cellular
Chairman Emeritus,
Telephone and Data Systems

James Barr III
Retired President and
Chief Executive Officer,
TDS Telecom

J. Samuel Crowley
Private Investor
Chairman, Audit Committee
Member, Long-Term Incentive Compensation Committee

Ronald E. Daly
Private Investor
Member, Long-Term Incentive Compensation Committee

Paul-Henri Denuit
Private Investor
Chairman, Long-Term Incentive Compensation Committee
Member, Audit Committee

Harry J. Harczak, Jr.
Private Investor
Managing Director,
Sawdust Capital, LLC
Member, Audit Committee

Gregory P. Josefowicz
Private Investor
Member, Audit Committee

Cecelia D. Stewart
President, U.S. Consumer
and Commercial Banking,
Citigroup, Inc.

United States Cellular Corporation
8410 West Bryn Mawr Avenue
Chicago, Ill. 60631
Phone: 773-399-8900
uscellular.com